

KLONDIKE STAR
MINERAL CORPORATION

The Lone Star Gold Project

Scoping Study Report

June 1, 2008

FORWARD-LOOKING STATEMENT

The statements in this report that relate to the Company's expectations with regard to the future impact on the company's results from actions in mineral exploration or mine planning and development are forward-looking statements, within the meaning of the *Private Securities Litigation Reform Act of 1995*. The statements in this document may also contain "forward-looking statements" within the meaning of Section 27A of the *Securities Act of 1933* and Section 21E of the *Securities Exchange Act of 1934*. Since this information may contain statements that involve risk and uncertainties and are subject to change at any time, the company's actual results may differ materially from expected results.

The mineral exploration information reported in this filing does not constitute a declaration of mineral reserves pursuant to the U.S. Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations. As a Delaware corporation subject to U.S. securities laws and regulations, the Company is prohibited from disclosing mineral resource assessments consistent with the Canadian National Instrument 43-101 or other similar international standards and reporting guidelines.

The Company is of the opinion, currently, that there has been insufficient exploration to determine a mineral resource for mine development, and it remains uncertain if further exploration will result in Lone Star target zones being delineated as mineral reserves.

KLONDIKE STAR MINERAL CORPORATION

Box 20116, 1031-10 Mile Road
Whitehorse, Yukon Canada Y1A 7A2
Telephone: 867-667-4178 (from overseas) and 1-800-579-7580 (from North America)
Fascimile: 867-667-4179
Email: information@klondikestar.com, Website: www.klondikestar.com

Klondike Star Mineral Corporation is listed on the NASD:OTCBB trading under the symbol "KDSM."

TABLE OF CONTENTS

EXECUTIVE SUMMARY

This is a report on the Lone Star Gold Project Scoping Study for a hard-rock quartz property in the Klondike, Yukon, Canada.

In 2004, Klondike Star Mineral Corporation commenced a comprehensive, science-based exploration program on what has grown to a 135 km²/52 mi² property, supported by a Company-funded independent geological investigation of the entire Klondike gold-producing region undertaken by the internationally recognized University of British Columbia Mineral Deposit Research Unit (MDRU).

The Klondike gold fields have produced about 14 million ounces since discovery. And yet, the lode source(s) of this alluvial gold have not been found. The Klondike is believed to be the largest unexplained anomaly in the world. Through patient, systematic mineral exploration complemented by rigorous geological research, the Company believes there has been a major breakthrough in the understanding of Klondike geology and the identification of mineral resources.

In 2006, Klondike Star initiated a scoping study as a management planning tool to guide and accelerate future feasibility, environmental permitting and mine development decision-making. This study is continuing concurrently with efforts to delineate potential economically viable gold deposit(s). The Company is using an integrated technical planning process that allows feasibility planning, permitting and detailed mine design and development considerations to be addressed simultaneously. This coordinated effort has the benefit of saving time, money and managerial focus.

The overall objective is to achieve a socially responsible, sustainable mine development in the Klondike guided by Klondike Star's Environment and Sustainable Development Policy.

The proposed project is an open pit hard rock, low to medium grade, large scale gold mining and processing operation. It is anticipated that the open pit mine would process approximately 27,000 tonnes per day of gold ore (in addition to waste rock) over an expected mine life of 10 years. This ore would come from one or more of several mineralized zones on the property. The gold ore would be processed in a mill to yield bullion. The process will involve crushing, grinding, gravity concentration, flotation, cyanidation and refining. Mill tailings will be disposed of in engineered containment areas.

The Scoping Study, on a preliminary basis and based on planning assumptions, is providing a target for an economically viable development based on tonnage and grams of gold per tonne of mineralized material, gold price scenarios, capital and operating cost projections for a gold mine having an operating life of at least 10 years. The target is subject to adjustment over time as additional exploration results become available.

The majority of capital cost components for a Lone Star mining operation have been identified and estimated by an experienced Canadian engineering company. Certain gaps relating to reclamation and environmental protection are subject to further planning and analysis. The preliminary estimate of capital costs are in the range of $US 250 million to $300 million, subject to further analysis as indicated and consolidation of the costs and benefits of energy supply alternatives. Based on preliminary discussions with various parties, the Company is proceeding under the assumption that there are several viable options and sources for cost-effective financing of a mine development.

A detailed technical study on the design, construction and operation of the mine in 2006 dollars concluded that a capital cost of US$252,000,000 and an operating cost of US$241/oz versus a market price of $600/oz yields a rate of return of 4.8% in year 5 and 11.5% in year 6 assuming no debt or interest charges. The model requires a plant operating at 330 days per year, 24 hours/day, 1155 tonnes/hour, a head grade of about 1.0 g/t (+ or -) with a recovery rate of 92% and a two-year construction period. 46,000,000 million tones of ore or 1,470,500 oz of resource are required. A 24-hour/day operation for 330 days per year would yield about 271,000 oz of gold per year.

In 2007, revised estimates indicate the target, a preferred reserve estimate for making a production decision, is currently in the range of approximately 38.8 tonnes (42.75 tons) of contained gold assuming a gold price of approximately US$700 per ounce. Based on the information available, including the results from Company exploration activities since December 2003 and mine planning through the Scoping Study process, the Company is of the opinion that approximately 25% of the required volume of mineralized material (containing 253,000 troy oz), currently identified by the Scoping Study for economic viability, has been delineated with reasonable confidence in the exploration results. If considered a bona fide gold resource in the ground or in situ, based on recent rates of $275/oz from an institutional lender for development projects, that could be valued at US$69,575,000.

Klondike Star management has formed an opinion of the gold content of the Lone Star Zone, one of five major exploration targets at its Klondike property, based on geological evidence and sampling. Based on exploration through to 2007, the Lone Star Zone is currently believed to contain 13,151,900 tonnes at a grade of 0.60 g/t gold, for a total gold content of 7,855,569 g (or 252,562 troy oz) of gold. The Lone Star opinion is based on 14,730 m of drilling in 109 drill-holes. Drilling was conducted in seven programs between 1986 and 2006. This estimate does not include any of the mineralized material present at the Buckland or Nugget Zones, or other major exploration targets, which have not been tested as thoroughly as Lone Star.

The sustained exploration and geological work in conjunction with the MDRU has resulted in a breakthrough in understanding of the structural and stratigraphic geological setting at Lone Star. Combining the new geological model with plans and cross sections displaying gold mineralization has led to the identification of numerous locations within the existing Lone Star area that are very likely to host additional mineralization, including significant deep gold targets. A program of infill, step-out and deep drilling has been planned based on this new interpretation of the geological setting. 11,000 m/36,089 ft of drilling is proposed that is expected to substantially increase the identified gold resource at the Lone Star Zone.

Company geologists believe it is highly probable that the planned drilling program will intersect significant, additional gold mineralization.

The key issues determining the viability, profitability and long-term operating horizons for the Lone Star Gold Project, identified through the Scoping Study include recoverable gold potential, permitting requirements and regulatory approvals, operating costs, particularly energy supply, waste rock management, gold price, capital costs and financing. Information, discussion and highlights of the findings on these factors are presented in this report.

To date, the Scoping Study has addressed all elements of a Technical Report under the reporting category of "Exploration Results" and some aspects of the information associated with the reporting of "Mineral Resources" and "Mineral Reserves" in accordance with SEC Industry Guide 7 and industry best practices. The next stages in the Company's planning are expected to address any remaining issues essential to the completion of mine feasibility planning and to prepare for a comprehensive environmental assessment and permit applications in a logical manner.



INTRODUCTION

The mission of Klondike Star Mineral Corporation is to explore, develop and operate mines in Canada and globally.



Since 2004, Klondike Star has been exploring for gold in the Klondike region of Yukon, Canada. The region has produced millions of ounces of alluvial gold without the source(s) being determined. Unlocking this geological puzzle is Klondike Star's challenge and in this undertaking it is supported by the independent work of the internationally recognized University of British Columbia Mineral Deposit Research Unit. Fundamentally, the Company believes that viable explanations have been unearthed through sophisticated geological research and mineral exploration efforts.

Klondike Star is now in a position to effectively assess and quantify existing, and describe prospective mineral potential on its leading quartz gold property, known as the Lone Star Gold Project and to concurrently report on the completion of the Scoping Study.

The main objective for the public reporting of exploration results, mineral resources and reserves is to ensure such reports contain sufficient information to allow investors and their advisors to make sound judgments regarding the reports of results and estimates. Underlying this, the public should have confidence that the estimates being presented to them have been professionally compiled and represent mineralization that either has been shown (in the case of reserves), or has a reasonable prospect of being shown (resources) to be economically exploitable. *(Reference: SEC Reserves Working Group/SME Resources and Reserves Committee of the Society for Mining, Metallurgy, and Exploration, Inc., 2005, April.)*

The Lone Star Gold Project Scoping Study has been prepared for Klondike Star Mineral Corporation under the guidance of Company management. The purpose of the Scoping Study is to guide and accelerate future feasibility, environmental permitting, and mine development decision-making. This Scoping Study draws together information and data, and reports, prepared by professionals including Klondike Star staff and independent consultants. The study relies on the various products of these professionals.

The project is the subject of advanced exploration activity which includes geological mapping, geophysical, geochemistry, diamond drilling, percussion drilling, trenching and bulk sampling in five mineralized zones. Klondike Star's goal is to find the necessary mineral resources to bring a large tonnage, low- to medium-grade gold mine with a projected life of 10 years into production.

The mining project would consist of one or more open pits, an ore processing facility, mine and mill waste disposal facilities and all necessary and related services and infrastructure. The project is located in the Dawson Mining District in the Yukon, an area that has been heavily and continuously placer mined since gold was discovered in 1896. An underground gold mine, the Lone Star, operated on the site from 1912 to 1914.

The general area has thus been environmentally and socio-economically affected by this previous and ongoing placer mining and related activity. Key environmental studies, such as baseline hydrology, have been ongoing for some time. Other generally less critical studies will be started at appropriate times. At this time no significant likely effects after mitigation are anticipated.

The purpose of the project is to bring an economic gold mine into production in a socially and environmentally responsible manner, to return value to the investors and to provide economic benefits to the Dawson City region and the Yukon.

The Scoping Study for Klondike Star's Lone Star property is assembled in the form of a series of components supported with specific studies as required. This document presents summary information on each of the components of the Scoping study. These summaries are supported by the detailed study or other information.

The establishment of the contents of the Scoping Study involved identifying all of the information requirements for the feasibility, decision-making and permitting processes that would need to be followed to bring the property into production. These included SEC Industry Guide 7 and industry guidelines, the Yukon Environmental and Socio-economic Assessment Board (YESAB) requirements for Executive Committee Submissions, YESAB additional requirements for hard-rock mining projects, Yukon Water Board requirements, Canadian National Instrument 43-101 requirements, and Yukon's Energy Mines and Resources (EMR) class III/IV Quartz Mining Land Use Approval requirements. The Consolidated Table of Contents outlining all of these requirements is presented in Appendix 1.

PURPOSE OF REPORT

The purpose of this summary report is to document progress on exploration results, resource assessment and mine planning for shareholders and potential investors. It describes what has been learned or accomplished and identifies what remains to be done based on the Company's pro-active, sustainable development planning approach for mine feasibility and development.

The report serves as a benchmark for the next stage of ongoing work and for new studies. It provides a baseline for Company planning, environmental assessment and mineral resource analysis, and for addressing targeted issues critical to decision-making, community engagement, and potential mine development timelines and approval processes (such as, the mine waste and reclamation study).

The report is structured to respect the U.S. Securities and Exchange Commission guidelines and embrace industry best practices, while facilitating information and disclosure expectations of Canadian authorities for reporting in their jurisdictions as the Lone Star Gold Project is located in the Yukon, Canada.

It is important for the reader to understand that a U.S. issuer engaged in mineral exploration or mining has constraints on the level and nature of disclosure respecting exploration results, mineral resources and mineral reserves. The regulatory requirements of other jurisdictions, such as Canada, as spelled out in the Canadian National Instrument 43-101, allow and indeed mandate the disclosure of additional information and analysis at an earlier stage.

The report contains forward-looking statements.



PROJECT DESCRIPTION AND LOCATION

PROJECT BACKGROUND

Located in the Klondike gold-producing region of the Yukon, Canada, and the traditional territory of the self-governing Tr'ondëk Hwëch'in First Nation, the Lone Star Gold Project is an advanced-stage gold exploration project that is being studied for potential mine development. The property is located approximately 20 km south of Dawson in the Yukon Territory, Canada by a long-established and well-maintained seasonal road linked to the Klondike Highway. It is situated in the Tintina Gold Belt which spans Alaska and the Yukon and includes producing mines and major deposits.

The Lone Star quartz gold properties are an expansive mineral rights holding of 719 quartz claims and crown grants totaling 135 km^2/52 mi^2. It currently includes five major zones that are exploration targets, including the Lone Star Zone, the Nugget Zone, the Buckland Zone, the JF Zone and the 27-Pup-Dysle-Veronika Zone. All five zones extend over large areas with excellent opportunity for the existence of multiple mineralized zones, along both strike and dip. They belong to a class of mineralized structures which have potential for large, medium- to low-grade, gold-bearing ore bodies.



Tintina Gold Belt
significant gold deposit
known occurrence of gold mineralization
Klondike goldfields
Fault
ALASKA
YUKON
NORTHWEST TERRITORIES
BRITISH COLUMBIA
141°W
60°N
TINTINA GOLD BELT
Kaltag
Tintina
Farewell
Denali
Ryan Lode
True North
Fort Knox
Clear Creek
Brewery Creek
Scheelite Dome
Dublin Gulch
Dawson City
Donlin Creek
Pogo
Anchorage
Whitehorse
Klondike Star Spice Project
Klondike Star Klondike-area projects
Klondike Star Ultra Project
N
0
500
km

Geographical and geological setting for Klondike Star's current exploration focus.
Adapted from "Yukon Exploration and Geology 2004," Heffernan et al., p. 122

Gold on the Lone Star property is present as coarse free gold, with pyrite in disseminations, and is locally associated with narrow discordant quartz veins. The mineralized zones are associated with quartz-carbonate-pyrite alteration, and are hosted by felsic metavolcanic schist.

The Lone Star is one of three large quartz projects held by Klondike Star on the Klondike plateau – including the Dominion Project that has identified exploration targets. These projects offer the potential to use these holdings to broaden larger-scale mine development beyond the Lone Star properties.

The primary focus on Klondike Star's exploration efforts have been centered on the Lone Star Zone, the site of a former producing mine from 1912 to 1914. According to preliminary technical analysis, engineering and planning assumptions refined through this Scoping Study, the Lone Star Mine appears to have the potential to be developed as a low- to medium-grade, bulk tonnage open-pit hard-rock gold mine with no underground operations.

The Lone Star Mine was built in 1912 and was the largest of the underground gold mines built in the Klondike. By 1914, the Lone Star Mine had produced 7,640 tons of ore (calculated to represent approximately a head grade of 0.202 oz/ton: Cathro, 1969, or 5.67 g/t) from an open cut which was connected to a 225-m adit by means of an ore pass. An amalgamation 4-head stamp mill was built on Victoria Gulch and a gravity tramway connected this to the mine. The mine was closed at the outbreak of World War I. Various attempts at underground development took place between 1911 and 1948.

DESCRIPTION OF PROPOSED MINE

The proposed project is an open-pit hard-rock, low- to medium-grade, large-scale gold mining and processing operation. It is anticipated that the open-pit mine would produce over 27,000 tonnes per day of gold ore (in addition to waste rock). This ore would come from one or more of several mineralized zones on the property. Waste rock would be placed in appropriate waste rock dumps.

The gold ore would be processed in a mill to yield bullion. The process will involve crushing, grinding, gravity concentration, flotation, cyanidation and refining. Mill tailings will be disposed of in appropriate containment areas.

Ancillary activities and services will include an improved road access, a power line, and a water supply line. Office facilities, staff facilities, and shops for equipment will form part of the complex; diesel-electric power generation may also take place on site.

The proposed gold mine will process approximately 27,000 metric tonnes of ore per day over an expected mine life of 10 years, following which reclamation activities will take place. Beyond that there would be long-term management of wastes in a manner that mitigates any potential impacts.

Ore will be retrieved at the Lone Star project through open-pit extraction. The upper 2 m of fissile ore will be removed using a backhoe and deeper mineralized zones will be extracted through drilling and blasting using ANFO explosives. The ore will be pre-crushed to <150 mm and transported downhill on a conveyor belt to the mill. The mill will be located approximately 300 m below the open pit.

Gold will be extracted through a combination of gravity, flotation and carbon-in-leach (CIL) processing. Approximately 80% of the gold will be removed in the gravity concentrate, accounting for 10% of the ore mass. The residual 20% contained in the remaining 90% of the ore mass will remain in the gravity tailings (Boge & Boge, 2006). The gravity concentrate reports directly to the leach circuit for further refining whereas gold in the gravity tailings is leached following a flotation circuit. Flotation tailings and leached tailings will be the result of the above process. Both of the flotation and leached/detoxified tailings streams will be neutralized. Tailings management concepts to date have proposed that the tailings streams will be filtered to approximately 15% w/w H_2O content and deposited via a conveyor belt system. Cyanide contained in the tailings from the CIL process would be detoxified prior to filtration.

KLONDIKE PROPERTIES: Looking south



Imagery from Google Earth

PROJECT AREA

The area covered by Klondike Star's mineral claims is outlined in the maps accompanying this report. The area covers most of the 115-O/14 1:50,000 NTS map sheet. However, as the project may have effects outside of the claim blocks, the area studied extends beyond these to natural boundaries such as drainage basins and heights of land.

The project area is focused between Bonanza Creek and Eldorado Creek where placer gold was discovered in 1896, starting the famous Klondike gold rush in 1898. Placer mining has been active and ongoing in the area around the Lone Star property since that time. Hard-rock exploration in and around the project site was carried on to find the "mother lode" source for the placer gold. The Lone Star lode (hard-rock) mine operated on what is now the project site from 1912 to 1914.

Traditional territory

The Lone Star property lies in the traditional territory of the Tr'ondëk Hwëch'in First Nation (THFN). The THFN have settled their land claims with the Government of Canada. Their settlement, including a description of their rights and lands, is articulated in a comprehensive treaty and aboriginal self-government agreements.

Ecoregion



The project site is located in the Klondike Plateau ecoregion of the Boreal Cordillera ecozone. This ecoregion is part of Beringia which escaped glaciation over the past 3 million years. This ecoregion is characterized by smooth-topped ridges dissected by deep, narrow, V-shaped valleys (*Ecoregions of the Yukon Territory).* The project area reaches a maximum elevation of about 1175 m (Eldorado Dome) and its minimum elevation is about 500 m at the northern end of the project area in the Bonanza Creek valley.

The forest is generally composed of black and white spruce. South-facing slopes of unfrozen materials contain mixed forests which also include paper birch, trembling aspen and balsam poplar. The tree limit is at about 1000 m but a few trees survive even on the top and south-facing slopes of the Eldorado Dome. Periodic fires result in local increases in trembling aspen and paper birch.

Geographical location

The Lone Star property covers an area of about 152 km^2 in a rough wedge shape with a center at about 63°53' north and 139°13' west. The "wedge" is about 31 km from north to south, 32 km wide at the south end and about 10 km wide at the north end. The official map sheets for the property are 116 B 03 and 115O 10, 14 and 15.

Legal land description – land tenure

Klondike Star's land tenure in the region is composed of quartz and placer claims and crown grants. The Lone Star properties consist of quartz claims and crown grants. There are also placer claims that lie over the quartz claims that Klondike

Star holds. A detailed listing of Klondike Star's Lone Star mineral claims and crown grants are presented in Appendix 2.

Adjacent properties include those held by Klondike Star, known as the Dominion Project, Eldorado Project (placer claims) and the Bonanza Project. There is a major block of First Nation settlement land in general proximity to the Lone Star properties. There are many placer mining operations in the neighborhood and general vicinity of the Lone Star Gold Project.

Yukon land use planning region

The Lone Star property will likely fall within the Dawson land use planning region, however the boundaries for this planning region are still being finalized. At this time the regional planning objectives have not yet been established. However, given the historic and ongoing placer and hard-rock mining activity in the area, it is very likely that the proposed mining and processing activity will be consistent with regional plans.

PROJECT ARRANGEMENTS

Klondike Star Mineral Corporation, as the majority owner, expects to develop and operate the proposed Lone Star Gold Mine either directly or through a subsidiary corporation.



PROPERTY OWNERSHIP

Klondike Star optioned 500 quartz (hard-rock) claims from Klondike Gold Corp. (KG.TSX.V) in December 2003, since expanded their property to 1056 claims and crown grants covering about 152 km², and subsequently re-organized its three major quartz properties in the Klondike adjusting the boundaries for the Lone Star to 719 claims and crown grants totaling 135 km²/52 mi². Klondike Star also holds a number of other quartz and placer properties in the region.

The 719 claims and crown grants together known as Lone Star Gold Gold Project are identified in Appendix 2. These holdings can be independently verified by searching the Yukon Mining Recorder's records for the Dawson Mining District. The beneficial owners listed are variously Klondike Star Mineral Corporation, Klondike Gold Corporation and its predecessor, Arbor Resources Inc. The detailed history of the claim blocks is described in the annual exploration assessment reports prepared by Klondike Star's geology department under the supervision of William D. Mann, M.Sc., P.Geo., Exploration Manager and Competent Person.

The Company's interests in the Lone Star properties are reflected in the Option Agreement with joint venture partner Klondike Gold Corporation. Under the terms of the Option Agreement, Klondike Star achieved 55% ownership of the Lone Star properties in 2005, and as the operator of the project the Company now retains the exclusive opportunity to acquire a further 20% interest, resulting in a total 75% ownership interest in the project.

To retain ongoing rights to the property under Yukon law, the company is required to pay cash or apply exploration expenditures that can be credited for a period of five years at CDN $100 per claim per year for quartz mining claims. Minor payments are also made annually for claims that are classified as crown grants.

Under Yukon mining law, the Company would pay a royalty to the Yukon government which is based on annual net profits. Annual net profits are revenues from gold sales less off-site, post-production expenses, mine operating costs, depreciation of capital plant, depreciation allowance for cost of maintaining capital assets, exploration and

APPENDIX 2: QUARTZ MINING CLAIMS AND CROWN GRANTS

Grant no..	Claim	No.	Grant no..	Claim	No.	Grant no..	Claim	No.	Grant no..	Claim	No.	Grant no..	Claim	No.
YC17895	BAD	1	YC28461	Chi	3	YC28540	LB	2	YC28579	LB	41	YC28618	LB	80
YC17896	BAD	2	YC28462	Chi	4	YC28541	LB	3	YC28580	LB	42	YC28619	LB	81
YC17897	BAD	3	YC28463	Chi	5	YC28542	LB	4	YC28581	LB	43	YC28620	LB	82
YC17898	BAD	4	YC28464	Chi	6	YC28543	LB	5	YC28582	LB	44	YC28621	LB	83
YC17899	BAD	5	YC28465	Chi	7	YC28544	LB	6	YC28583	LB	45	YC28622	LB	84
YC17900	BAD	6	YC28466	Chi	8	YC28545	LB	7	YC28584	LB	46	YC28623	LB	85
YC19901	BAD	9	YC28467	Chi	9	YC28546	LB	8	YC28585	LB	47	YC28624	LB	86
YC19902	BAD	10	YC28468	Chi	10	YC28547	LB	9	YC28586	LB	48	YC28625	LB	87
YC19903	BAD	11	YC28469	Chi	11	YC28548	LB	10	YC28587	LB	49	YC28626	LB	88
YC19904	BAD	12	YC28470	Chi	12	YC28549	LB	11	YC28588	LB	50	YC28627	LB	89
YC19905	BAD	14	YC28471	Chi	13	YC28550	LB	12	YC28589	LB	51	YC28628	LB	90
YC19906	BAD	15	YC28472	Chi	14	YC28551	LB	13	YC28590	LB				
YC19907	BAD	16				YC28552	LB	14	YC28591		64	YC28641	LB	103
YC19908	BAD	7	YC28830	Cul	1	YC28553	LB			LB	65	YC28642	LB	104
YC19909	BAD	8	YC32831	Cul			LB	27	YC28604	LB	66	YC28643	LB	105
			YC32843	Cul	14	YC28566	LB	28	YC28605	LB	67	YC28644	LB	106
YC32875	Cal	13	YC32844	Cul	19	YC28567	LB	29	YC28606	LB	68	YC28645	LB	107
YC32876	Cal	14	YC32845	Cul	20	YC28568	LB	30	YC28607	LB	69	YC28646	LB	108
YC32877	Cal	19	YC32846	Cul	21	YC28569	LB	31	YC28608	LB	70	YC28647	LB	109
YC32878	Cal	20	YC32847	Cul	22	YC28570	LB	32	YC28609	LB	71	YC28648	LB	110
YC32879	Cal	21	YC32848	Cul	23	YC28571	LB	33	YC28610	LB	72	YC28649	LB	111
YC32880	Cal	22	YC32849	Cul	24	YC28572	LB	34	YC28611	LB				
YC32881	Cal	23	YC32850	Cul	25	YC28573	LB	35						
YC32882	Cal	24	YC32851	Cul										

Quartz mineral claims and crown grants. Note that the complete list of claims and grants is in Appendix 2.

development costs, and federal and territorial corporate tax. The royalty is then levied on a stepped scale that increases with net profits. Annual net profit up to $1 million is levied at 3 percent, between $1 million and $5 million at 5 percent, and for each additional $5 million of net profit the rate increases at 1 percent for each step. The royalty regime is currently under review by the Yukon government to ensure that it is competitive, modern and responsive.

Mineral rights in the Yukon are governed under various pieces of legislation, primarily the Yukon *Quartz Mining Act* and regulations.

Legislation on hard rock (quartz) mining in the Yukon, as well as guidelines on legislation, regulations and permitting includes:

- *Quartz Mining Act*

- Interpretative Bulletin 2007-02: Quartz Mining Claims/Leases, Production Licenses and Surface Leases

- Quartz mining land use regulation

- Security Regulation

- *Territorial Lands (Yukon) Act*

- Land Use Regulation

- *Waters Act*

- Water regulation

- *Yukon Environmental and Socio-economic Assessment Act* and Regulations

- First Nation final and self-government agreements

- Mining guidelines

STAGES AND SCHEDULING OF MINE PLANNING AND DEVELOPMENT

The mineral exploration and production cycle has five parts: exploration, evaluation, development, production and mine site rehabilitation.

Mineral exploration is the process of finding geological, geophysical or geochemical conditions that differ from those of their surroundings as a means to assessing the characteristics of mineral deposits. Assuming a favorable economic and policy setting, public geo-scientific information (*i.e.*, maps and survey data) is usually used as a starting point, together with historical exploration information, to identify likely locations for target minerals. This baseline information is used to generate an exploration model which also draws on descriptions of other known deposits.

Areas that look favorable as prospective mineral targets are tested with geochemical and geophysical methods. Exploratory drilling (generally with diamond drills) and trenching, and possibly bulk sample testing to locate and delineate zones of likely mineralization is also undertaken at this stage. Favorable drill results lead to further drilling and geochemical testing with the objective of defining the geometry, size and grade of the deposit.

Where a mineral deposit has been discovered, the next stage in the mine development process is called evaluation. Activities undertaken at the evaluation stage include:

- reserve delineation;

- mine planning;

- metallurgical testing;

- feasibility studies;

- predevelopment planning (financing and government approvals); and

- determination of the least cost-method of mining.

Properties where evaluation activities indicate that the project is "economic" advance to the development stage, which involves construction and development of the mine site and associated mineral-processing facilities.

At the production/processing stage, production involves mineral extraction (mining), processing and marketing activities; processing of the mineral includes smelting, refining and chemical processes which result in near-pure metal forms such as cathodes or ingots.

The final stage in the cycle is mine site rehabilitation. At this stage, a government-approved strategy is implemented to restore the mine site to its original environmental condition. Yukon hard-rock mine operators are required to abide by the Yukon Mine Site Reclamation and Closure Policy.

PRO-ACTIVE MINE PLANNING

A conventional mine planning process moves sequentially through stages, from exploration, to mineral resource assessment, to pre-feasibility/feasibility studies, to environmental assessment (baseline studies, etc.), to regulatory review and permitting, to detailed design, to financing, to a go/no go decision, to tendering and construction, and to labor force and company mobilization and production.

For the Lone Star Gold Project, Klondike Star is proceeding on parallel tracks with advanced-stage exploration, mine feasibility, environmental assessment for permitting, and technical design. The Company is advancing systematically through the evaluation phase.

In the Company's opinion, the integrated and forward-looking approach being undertaken through the Scoping Study and related activities can materially shorten timelines for mine decision-making, could substantially reduce costs in advance of reaching the production stage and positions the Lone Star Gold Project for the known and projected world gold market conditions and opportunities.

PROJECT SCHEDULE

The project is presently in its advanced-exploration phase. Each year, the exploration program has been expanding the known mineral resource and new mineralized zones have also been discovered. Once sufficient mineral reserves have been identified, a full-scale feasibility study will need to be finalized using the results of the Scoping Study with any required updating or refinement, such as for capital construction cost estimates.

Completion of the necessary data gathering for the completion of project documentation for the Yukon environmental and socio-economic assessment process and permitting applications can continue to take place and be reviewed by the regulatory bodies, and could also be completed in about two years. Construction could commence in as soon as three years.

The construction phase of the project would involve the preparation of mine and mill waste containment areas, the preparation of the open pits, the construction of the mill and other buildings necessary to the operation of the project, as well as the construction (or reconstruction) of roads, power line, and water lines. It will likely require about two years to construct the mine and associated infrastructure and facilities from the time all major development approvals and permits have been received.

THE SCOPING STUDY – LONE STAR GOLD MINE DEVELOPMENT

Mining has a long history in the Klondike and much if not all of the land has been impacted already. Therefore, it ought not be unduly challenging to obtain approval to mine as would be the case for projects in more pristine areas. In earlier environmental assessments relating to permit applications for other Company exploration properties in the Klondike, this point has been made by regulatory bodies. Nonetheless, Klondike Star is determined to plan and develop a gold mine consistent with its social responsibility, its Environment and Sustainable Development Policy, its commitment to local and Yukon benefits, and in the best interests of shareholders.


KLONDIKE STAR MINERAL CORPORATION

ENVIRONMENT AND SUSTAINABLE DEVELOPMENT POLICY

CONTENTS

Purpose, p. 1
Application, p. 1
Principles, p. 1
Performance objectives, p. 2
Roles and responsibilities, p. 3
Implementation, p. 5

COMPANY APPROACH

In 2004, Klondike Star started baseline environmental monitoring on the Lone Star Properties. In 2006, Klondike Star initiated a Scoping Study as a management planning tool to guide and accelerate future feasibility, environmental permitting and mine development decision-making. This study is proceeding concurrently with efforts to delineate potential economically viable gold deposit(s). Many companies wait until they have a fully confirmed mineral reserve from a geological perspective before commencing the environmental assessment and business planning required to determine economic feasibility, obtain permits and authorizations, etc. (the old model).

As President, Hans Boge, P.Eng. states often: “In this day and age, mining successfully and profitably is about more than just taking minerals out of the ground.”

Klondike Star is proceeding with an integrated technical planning process that allows feasibility planning, permitting and detailed mine design and development considerations to be addressed simultaneously. This coordinated effort will have the benefit of saving time, money and managerial focus.

Klondike Star has articulated corporate policies and management practices to govern its approach to mine planning and development. For example, this includes the Environment and Sustainable Development Policy and associated guidelines.

A practical example to illustrate the benefit to this approach relates to environmental monitoring requirements and the permitting process. The Company has already completed three successive years of monitoring that enables fast-tracking of environmental assessment and permitting as decisions are made to proceed with the mining process. The more linear and conventional approach, after a mine development decision is made, would involve attempting to gather

the necessary information, likely at greater cost in a shorter period of time (with seasonal conditions, such a process being more problematic). With less available information, the Company might be required to file a less comprehensive permit application, which, in turn risks incurring significant delays while missing research is conducted, or having applications rejected with material consequences and costs to the Company in terms of time, money, effort and opportunity.

ECONOMIC VIABILITY OF LONE STAR GOLD PROJECT – DEVELOPMENT PLANNING ASSUMPTIONS

The Scoping Study, on a preliminary basis and based on planning assumptions, is providing a target for an economically viable development — based on tonnage and grams of gold per tonne of mineralized material, gold price scenarios, capital and operating cost projections — for a gold mine having an operating life of at least 10 years. It is based on the Scoping Study work and remains an iterative process to be updated as new information is available and other studies are completed.

The target for a viable gold deposit(s) is subject to adjustment over time as additional exploration results become available. The target, a preferred reserve estimate for making a production decision, is currently in the range of approximately 38.8 tonnes (42.75 tons) of contained gold. This assumes about 1 gram (+ or -) of gold per tonne of mineralized material at 90% recovery, a gold price of approximately US$700.00 per ounce with sufficient mineral material for at least a 10-year operating mine.

SCOPE

The Scoping Study is part of the evaluation stage for mine development. It is addressing, to various degrees, resource/reserve delineation, mine planning, metallurgical testing, feasibility studies, predevelopment planning (financing and government approvals); and, determination of the least-cost method of mining.

It is a comprehensive effort including such matters as evaluation of other mineralized material with grade and tonnage in a SEC Industry Guide 7 compliant manner, mine development scenarios, ore handling and processing methods, tailings recovery, disposal and reclamation, water supply and storage, energy supply requirements and options, mining facilities, infrastructure, excavation, processing and fleet vehicle equipment, roads and access, water supply, socio-economic considerations, housing and services, temporary construction arrangements, as well as detailed capital and operating cost analysis.

EXPERIENCED MULTI-DISCIPLINARY TEAM

The Scoping Study was undertaken by a professional team of experienced Company staff and technical consultants with a combination of northern, Canadian and international experience and expertise in geology, mine planning and development, environmental assessment and permitting, economics, financing, energy supply, engineering and design, and First Nation and community relations. The plan is to retain the planning team to support the project through the decision-making stages to the construction and operation of a mine.

TIMETABLE

A master project timetable is guiding the Company through the phases of mine planning, development and production, including significant milestones such as completion of the scoping study, additional feasibility study(ies), environmental assessment and permitting, financing, and a production decision.

Through the Scoping Study, information on key technical matters has been compiled. This includes delineation of the regulatory process, engineering analysis of appropriate mining, processing technology and the design base case, capital and operating cost estimates, energy supply options, facility and housing requirements, and labor force projections.

As part of ongoing planning, work is in progress with respect to tailings management, site reclamation, siting of facilities, administrative and service buildings, road improvements, acid rock drainage and water supply. For additional information, refer to the final section, "Next Steps."



GEOLOGICAL SETTING: KLONDIKE REGION AND LONE STAR PROPERTIES

Regional geology including structure, gold composition and other matters are described in detail in publications prepared by members and research associates of the University of British Columbia's Mineral Deposit Research Unit and annual mineral assessment reports prepared by Klondike Star's geologists under the supervision of William D. Mann, M.Sc., Exploration Manager and Competent Person.

GEOLOGICAL SETTING

Yukon-Tanana terrane

The Bonanza-Eldorado-Hunker region is underlain by the Klondike Schist, which is correlated with units of the Yukon-Tanana terrane which extends from Alaska to the southern Yukon and B.C. The Yukon-Tanana terrane is now considered to include those Devonian-Mississippian strata of continental affinity which are overlain by volcanic arc successions that include backarc and island arc tectonic settings (e.g: Colpron, 2001; Piercey *et al.*, 1999; Murphy, 2004). These units are now polydeformed and, over a regional scale, show a range of metamorphic grade from lower greenschist to amphibolite facies (*e.g.*, Mortensen *et al.*, 1992; Roots *et al.*, 2003) and have been intruded by Mississippian to Permian granitoids (e.g., Nelson *et al.*, 2000, Liverton *et al.*, 2005). Structural styles are similar between the Klondike (Mortensen *et al.*, 1992) and the southeast Yukon (D'El-Rey Silva *et al.*, 2001) although ages are different, and are consistent with deformation during east-to northeastward-directed accretion and crustal shortening.

The terrane is preserved in fault-bounded fragments from southern B.C. to Alaska (Nelson and Friedman, 2004; Dusel-Bacon *et al.*, 2004) and is interpreted to represent extended continental margin on which the late Paleozoic volcanic assemblages were intruded and extruded. In part, the Yukon-Tanana terrane forms the basement for Quesnellia, and the existence of mid Jurassic plutons that intrude both terranes indicate that they were sutured by that time (Nelson and Friedman, 2004). Various workers differ in their interpretation of the extent of separation of Lower Paleozoic basement to the Yukon-Tanana terrane from that of the continent. For the Alaskan part, Dusel-Bacon *et al.* (2004) require rifting only to produce the bimodal volcanism built on the Devono-Mississippian. In the Yukon, the wide range of chemical signatures of the volcanics would indicate more considerable separation. Perhaps the tectonic analogue of the present day Aleutian/Kurile arcs as proposed by Nelson and Friedman (2004) explains the differences: there, cusps of island arcs impinged on promontaries of continental basement, consequently the Aleutians and Kuriles have Tertiary backarc basins; in the central parts of the Yukon-Tanana arcs the magmatism was of primitive oceanic affinity.

Yukon-Tanana Folding

In both the Klondike and the Yukon-Tanana equivalents in the southeast Yukon and adjacent B.C., styles of deformation are similar in that F_1 folding transposed original bedding into parallelism with axial planar foliation such that F_1 fold hinges are rarely seen. During this ductile deformation the rocks were metamorphosed to chlorite-biotite facies (and in some regions to amphibolite grade). F_2 folds are more open, often east to northeast vergent and in the case of the southeast Yukon,


Dawson
MD
Klondike
139°30'
64°00'
River
Yukon River
MB
KSD
DM
Indian
63°45'
River
5 km
139°00'
138°30
Eocene
quartz-feldspar porphyry
Late Cretaceous
granodiorite and porphyry intrusions
Carmacks Group volcanics
mid- to Late Cretaceous
Indian River Formation sediments
Late Permian
felsic schist
quartz (-feldspar) augen schist
mafic schist
metaclastic unit
Klondike Schist undifferentiated
Jim Creek pluton
Sulphur Creek orthogneiss
Late Paleozoic
massive greenstone
ultramafic rocks
Devonian-Mississippian
Mt. Burnham orthogneiss
granodioritic orthogneiss
Nasina assemblage
Fortymile River (Snowcap?) assemblage
marble

Geological map of the Klondike District. KSD = King Solomon Dome; MD = Midnight Dome; DM = Dominion Mountain; MB = Mount Bronson.

are coaxial with F_1 folds. In the Klondike, regional-scale thrust faulting (D_3) had previously been considered to be coincident with the second deformation and constrained at late Triassic (Rushton *et al.*, 1993). In the southeast Yukon, the D_3 event produced very open folds nearly normal to the earlier trends and minor extensional faults (D'El-Rey Silva *et al.*, 2001). In the Klondike, third folding F_3 produced open folds over the district. This deformation is quite pervasive locally (*i.e.*, at outcrop scale). Detailed mapping during the 2006 season in the Lone Star area indicates that the thrust faulting is likely D_3 in timing. Although the deformation history of these two parts of the terrane are similar and consistent with a model of basin inversion and obduction there is a difference in age of the protolith. Whereas the Klondike Schist is Permian, the Yukon-Tanana rocks in the southeast of the Territory are Carboniferous.

REGIONAL GEOLOGY

The northwestern Klondike area is underlain by three recognisable thrust-fault-bounded assemblages (Rushton *et al.*, 1993) that constitute the mid Permian Klondike Schist. These are: Assemblage III of carbonaceous quartz-muscovite phyllite, schist and marble that crops out southwest of the Indian River and also to the northeast of Hunker Creek. Structurally above is Assemblage II of micaceous and chloritic quartzite, feldspathic quartzite, marble and calcareous schists which is intruded by the Mt. Burnham orthogneiss, found in the east of the Klondike. Assemblage I consists of three units: quartz augen schist; the Sulphur Creek orthogneiss; and intercalated chloritic schist, metagabbro, amphibolite, quartzite and felsic schist. The Sulphur Creek orthogneiss and the latter sequence are found in the Eldorado-Bonanza area. Thrust faults are in part marked by slivers of serpentinised ultramafics.

In the immediate claim block area, Mortensen (1996) has mapped quartz- and quartz-feldspar-augen schist, interpreted as being a metamorphosed subvolcanic intrusion (his unit Pas) on the immediate west side of Eldorado Creek. The Eldorado to Bonanza ridge (Lone Star) is underlain by unit Pfs: felsic schists, interpreted to have been derived from a sequence of tuffs, cherty tuffs and cherts on the 27 Pup side and over the Lone Star area. The east side of the ridge is largely unit Pms: chlorite schist, mafic meta-volcanics. Northeast of Bonanza Creek unit Pms predominates.

In the Eldorado-Bonanza area the obvious foliation seen is S_1 i.e, compositional layering transposed by F_1 folding. In only one instance during the present work was original bedding (S_0) observed (at 27 Pup). The attitude of S_2 foliation in the Eldorado-Bonanza area describes a ridge-scale macroscopic antiformal structure whose northeast limb is likely sheared by a thrust fault low on the northeast side of the Lone Star ridge. This is indicated by sheared serpentinite, soapstone and graphitic phyllite encountered during the 2004 trenching (trench 04-17, northwest of Jerry Bryde's camp) and in the 2006 excavations: trenches 06TR03 to -05. Detailed mapping over the Lone Star-Pioneer area has produced a reinterpretation of the macroscopic structures above the Lone Star thrust fault (see Section 9A). Late, brittle structures such as the enigmatic near-vertical Buckland zone on the

southwest side of the antiform strike almost parallel to fold axes and may be strike-slip faults of little displacement, but are likely of significance in introduction of local gold mineralization. The immediate succession of felsic schist at the Lone Star has been disrupted by northward-striking brittle faulting (i.e, possibly of D_5 timing).

QUARTZ VEIN SYSTEM OF THE KLONDIKE AND MINERALIZATION

Two types of quartz vein are common in the Klondike:



(a) foliaform veins that are typically concordant with transposed bedding and which may be up to meters thick, but which are usually lenticular. These are almost ubiquitously barren of gold, and,

(b) discordant veins that carry sulphide (pyrite, with minor galena, chalcopyrite and tetrahedrite) mineralization and visible gold which is both commonly contained in selvedges of pyrite (or after weathering, pseudomorphs of goethite/limonite) and as free gold grains in the white quartz. The discordant veins are rarely up to 2-3 m thick and can persist for hundreds of meters strike length. Some spectacular gold grades are reported from this vein type (Rushton *et al.*, 1993). Those authors date Sheba prospect (Mitchell: Minfile 068) vein formation at early Cretaceous, which was a time of lull in magmatic activity (Armstrong, 1988) but of crustal thickening and rapid uplift. Similar ages are also reported for gold mineralization elsewhere in the Cordillera e.g., at Erickson Mine, Cassiar and in the Cariboo (Rushton *et al.*, 1993).

Timing of the quartz veining is likely immediately after D_2. A model of mesothermal-type vein formation is proposed by Rushton *et al.* (1993), whereby the southeast part of the Klondike represents a deeper level in the system and that the Hunker Dome region would have been mineralized as ascending meteoric/metamorphic CO_2-bearing fluids reached a level sufficient for the exsolved CO_2 gas to have effervesced. They interpret the 27 Pup-Lone Star area as having being mineralized at a comparatively shallow level (pressures of 0.3 to 0.625 kb). More recent work (J.K. Mortensen, pers. comm.) favours a model for foliaform vein formation as secondary structures developed between near-horizontal extensional floor and roof faults during the process of rapid early Cretaceous uplift, analagous to formation of detachment faults above metamorphic core complexes.

Studies of morphology of gold grains in the placers of the Klondike (Knight *et al.*, 1999; Dumula and Mortensen, 2002; Crawford, 2007) demonstrated a clear relationship between gold particle shape and distance from lode sources in the Klondike. Major and trace element compositions (Mortensen *et al.*, 2006) give an even more useful indication of source of placers. Gold, silver, copper and mercury contents are diagnostic of the lode sources. *e.g.*, the 27 Pup-Oro Grande-Lone Star quartz lodes and Hunker Dome show distinctively high-fineness gold that is reflected in the placers downstream. Bear Creek and Violet quartz lodes are of lower fineness. Further work on placer gold has the potential to indicate unrecognised just-buried lode sources. Knight *et al.* (1999) conclude that the composition of placer gold is consistent with its derivation from quartz lode sources.

STRUCTURAL GEOLOGY

This structural summary of the Klondike Schist and notes on vein development is based upon a preliminary report by Dr. M. Begbie, with later work by Doug MacKenzie.

Development of the Klondike Schist Composite Fabric

In outcrops, the Klondike Schist generally appears as a well-developed L-S tectonite characterized by a combination of linear (L) and planar (S) fabric elements. In general, at least four phases of deformation (D_1-D_4) can be attributed to progressive fabric development. Not all the deformation phases are observed throughout the schist.

The first phase of deformation (D_1) consisted of ductile, completely isoclinal folding. Only rare centimeter-scale rootless fold hinges may be observed.

The second phase of deformation (D_2) was also characterized by ductile, isoclinal folding (F_2) of already transposed bedding (S_1) and development of a penetrative axial planar foliation (S_2). This stage was accompanied by intense transposition of lithologic layering (S_1) with metamorphic/segregation veins (V_1) developed parallel to (S_2) (foliaform veins). The majority of primary structures such as bedding have been obliterated as they were flattened and transposed by early-generation folding (D_1 to D_2). S_0 can be observed over an entire exposure at only one locality (27 Pup). On a regional scale, the D_2 folding is more commonly observed on a mesoscopic scale in the mafic schist thrust sheet of the King Solomon Dome-Hunker summit region (JAE claim block).

The third phase of deformation (D_3) folds S_2 with generally tight similar-style folds with northwest trend. Note that F_3 crenulations developed in the fold hinges define an L_3 lineation. A penetrative axial planar foliation (S_3) is occasionally developed. F_3 folding of metamorphic segregation veins has produced rootless fold hinges that outline S_3 (intrafolial folds).

Phase 4 deformation (D_4) is conjugate angular kink folds and possible macroscopic warping (km-scale) of the penetrative foliation. This produced pervasive folding and complex refolded folds. Fold styles range from tight similar to chevron folds (both are observed in the Lone Star region) and broad, open folds. F_4 fold axes are at a high angle to F_3 fold axes and may appear as two conjugate sets: north to northeast and east to southeast. Note that F_4 crenulations define an L_4 lineation.

In general, fold style appears to be lithologically controlled. For example, the more incompetent mica-rich units are typically folded with a S_3 crenulation cleavage developed. The cleavage is either spaced on the centimeter scale or becomes the dominant fabric (less common, but this is seen in trench 06-06). Interpretation of macroscopic folds needs to be followed up with more regional mapping.

Vein development

Vein orientation, structural style and relative age relationships provide important constraints on the structural/hydrothermal evolution of the Klondike region, and hence, controls on mineralization. The deformation and stress state related to the formation of the mineralized veins (predominantly discordant veins) can be inferred from kinematic indicators, orientations and angular relationships between various structures.

Multiple generations of quartz veins are an ubiquitous feature of the schist in the Klondike region. Two sets of veins ($V_1 - V_{2a,b}$) have been recognized on the basis of geometry, orientation and cross-cutting relations. Metamorphic/segregation veins or foliaform veins are the earliest documented veins and classified here as the V_1 set. They form subparallel to the schist foliation (S_2) and are ductiley deformed. V_1 veins pinch and swell along strike and dip, and are often thickened in fold hinges.

Veins of the V_{2a} (semi-concordant) and V_{2b} (discordant) set fill brittle structures. V_{2a} veins are locally developed (*i.e.*, Boulder Lode), ranging from subparallel to oblique to the schist foliation (S_2). These veins often have sulphide-rich margins and may carry grade. This style of vein has been observed in the Boulder Lode. In this area, veins are developed in tightly folded, relatively incompetent, mica-rich schist. Veins form parallel to fold limbs and cut across hinge regions at a high angle. This feature distinguishes these veins from earlier V_1 veins.

Veins of the V_{2b} (discordant) set consistently lie at high angle to the schist foliation (S_2), regardless of the present foliation attitude. This consistent angular relationship is well documented in the available exposures. It could indicate that these veins were folded after fracture initiation and subsequent mineralization by macroscopic folds. More work is required to substantiate this idea. V_{2b} veins typically occur as isolated swarms of numerous subparallel veins or as isolated individuals. In general, veins strike north to northwest with a wide range of dips, but maintain a fairly constant angular relationship with the foliation. At individual outcrops, veins commonly show a restricted range in strike values. Frequently the veins of different orientations do not crosscut at vein intersections but run into each other to form a continuous network. These relations suggest that differently oriented veins were active at the same time (*i.e.*, Sheba vein). V_{2b} veins also show mutual cross-cutting relations between different orientations (*i.e.*, Veronika vein). The majority of discordant veins occupy approximately planar, smooth-sided fractures. Most are typically several centimeters thick, but some are up to 0.5 m thick. Many of the veins mapped typically terminate as gradually tapering structures in two dimensions. Examination of the vein margins at the macroscale reveal a distinct absence of any hydrothermal alteration with the exception of locally developed sulphide-rich vein/wallrock margins over much of the Klondike. Only on the JAE claims (Hunker summit) exhibit meter-scale alteration zones associated with a small vein stockwork system.

Discordant veins are typically devoid of any strong internal structures. Most veins are relatively massive and contain the occasional sliver of wallrock. Some veins have fine millimeter-scale laminations developed parallel to the vein margins. Of the few centimeter-scale veins that have been examined in thin section, most show fluid inclusion trails parallel to the vein margin, which are interpreted as indication such incremental growth. These textures indicate a history of incremental growth. Discordant veins are hosted in low-displacement structures and fill a mixture of pure extension fractures/extensional-shear fractures, and rarely faults.

Mapping during the 2006 exploration season by Doug Mackenzie and Dave Craw has extended the structural study. A summary of the various fault-bounded assemblages in the Klondike and structural events is taken from their interim report.

Table 1. Summary comparison of thrust slices (in relative structural order) in the Klondike area relevant to gold exploration (based on field observations and discussions with Jim Mortensen).

Thrust slice	Rocks	Metamorphic grade	Textural reconstitution	Metamorphic structures	Late metamorphic folds
Klondike Schist (may include 2-3 slices)	Micaceous schist, quartzofeldspathic schist	Upper greenschist facies (biotite zone)	Pervasive recrystallisation, coarse metamorphic grain size	Pervasive coarse mica foliation, strong metamorphic segregation,	Common, spaced micaceous cleavage, abundant mica recrystallisation
Nasina Schist	Dark (graphitic?) micaceous schist	Middle greenschist facies	Pervasive recrystallisation, fine metamorphic grain size	Pervasive slaty foliation, weak metamorphic segregation	Common, spaced fracture cleavage, minimal mica recrystallisation
Greenstones	Metabasic rocks	Lower greenschist facies	Variable recrystallisation, fine metamorphic grain size	Minor foliation development	None?

*Table 2. Summary of principal structural events relevant to the structure of hydrothermal gold deposits rocks (shown from oldest, bottom, to youngest, top) that affect the Klondike Schist, as compiled in this study. *Age of events is deduced from regional considerations, through discussions with Jim Mortensen.*

Event	Designation in Klondike Schist	Main feature	Orientation	Mineralisation	Deformation	Age*
Normal fault	Normal fault	Gouge zones	NW to N	Pyrite in silicified schist	Regional extension	Cretaceous?
Mesothermal veins	Discordant quartz veins	Massive quartz veins	Variable, often NW	Gold, pyrite, other sulphides	Local extension	?
Kink folds	F_4	Angular folds, faults, shears	Two orthogonal, N to NE; E to SE		Compression	?
Thrust	S thrust	Thrust shears	Low dip		Compression	Jurassic?
Late metamorphic folds	S_3	Recumbent folds, spaced cleavage	Variable		Compression	Permian?
Pervasive foliation	S_2	Foliation, isoclinal folds	Variable		Compression	Permian?
First foliation	S_1	Foliation, segregations	Variable		Compression	Permian?
Deposition	S_0	Bedding, etc	Not seen	Sulphides in some rocks		Permian?

Structural studies during the 2007 season have included an interpretation of the effect of brittle, presumably extensional faulting in the Lone Star area. This faulting would likely be coeval with the larger fault zones marked by gouge zones such as are found along Eldorado Creek and at the Dysle prospect (27 Pup), *i.e.*, they would represent a D_5 deformation. These are expressed as regularly spaced, moderately to steeply dipping, roughly north-south trending normal faults (typically 5-25cm of clay gouge) with submeter to tens of meters displacement, and are observed throughout the Lone Star and JF zone trench.

DEPOSIT TYPES

The complex structural history of the various assemblages in the Klondike region allow the possibility of several sources for gold mineralization.

Orogenic gold

Those gold deposits recently classified as orogenic gold deposits occur along convergent plate boundaries and are formed during collision or accretion. Most commonly emplaced during peak to late tectonic timing, they are found predominantly in greenschist facies metamorphics with some examples in amphibolite-grade hosts. Temporal association with granitic magmatism is not necessarily demonstrable, but there is a frequent association with contractional (thrust) faulting (e.g., Groves *et al.*, 2003, Fridovsky and Pokopiev, 2002). Gold mineralization associated with major fault systems is frequently found in the smaller-scale second- or third-order structures (e.g., Cox, 1999). In the larger cratons it may be demonstrated that deposits have a logarithmic areal *i.e.*, fractal distribution (e.g., Blenkinsop and Sanderson, 1999). Since it is likely that fault systems have had a major control on gold distribution in the Klondike, a similar geometric relationship might be applicable here.

Pluton-related gold

In addition to possible 'mesothermal' mineralization, a number of moderate-sized gold deposits in the Northern Cordillera are associated with mid-Cretaceous granitic plutons (Hart *et al.*, 2000), but may be considered to be part of the spectrum of 'orogenic gold deposits' (see Groves *et al.*, 2003). The Livengood suite and Tombstone suite (92-87 Ma age) of plutons are correlable across the younger Tintina fault. The suite is quite variable in magnetite content, but is considered to be of the oxidized magnetite-series. The Brewery Creek gold deposits (Lindsay *et al.*, 2000) have a spatial relationship to one of the Tombstone suite plutons (Hart *et al.*, 2004). The Mayo suite (95-92 Ma) is associated with sheeted vein and contact-aureole gold deposits (Dublin Gulch, Scheelite Dome and Clear Creek). This latter group of intrusions are considered to be ilmenite-series by Hart *et al.* (2004) and to represent a separate type of deposit associated with reduced granitoids. The search for magnetite-series pluton-related gold was largely the focus of Kennecott's exploration over the larger part of the Klondike property. Younger (Eocene) intrusions of topaz rhyolite composition have been suggested to be a source of epithermal gold. (Past exploration work, as quoted by J.K. Mortensen, pers. comm.).

Sources of gold mineralization in the Klondike

The possible scenarios for a source of gold mineralization in the Klondike, here listed in progressively younger ages, are:

(a) Syngenetic mineralization. Some of the sulphide present in the metavolcanics and metasediments of the Lone Star region may have been emplaced as VMS-type mineralization. Whether this mineralization may have contributed to the gold is at present conjectural. The presence of manganiferous sediments (now piemontite 'quartzite,' found in association with meta-rhyolite and -dacite) indicates that the original sedimentary-volcanic sequence contained exhalites in association with volcanics. These exhalites as well as the volcanic pile are a potential source of low-grade gold in the manner of the Rhynie mineralization, Scotland (Rice *et al.*, 2002);

(b) Orogenic gold. Formed during contraction and obduction of the Yukon Tanana accreted terrane, *i.e.*, late Permian to Triassic timing;

(c) Pluton-related gold associated with granitic magmatism. Although two ages of pre-Tertiary



Visible gold is a common occurrence on Lone Star.

magmatism are recorded — the Permian intrusions that are now mapped as orthogneisses (Mt. Burnham and Sulphur Creek) and the undeformed Cretaceous granitic bodies of the Tombstone Suite — it is the latter that might be a contender for the metallogeny of at least part of the region. To date, no evidence for a shallow buried pluton beneath the Klondike has been found;

(d) Mineralization associated with the Carmacks volcanics. These volcanics crop out to the south of Calder summit (the Hawk claims) and to the south of the Indian river, where extensive sills intrude the fluvial/deltaic sediments (conglomerate, sandstone, shale and coal measures) of the Indian River Formation. The conglomerates at McKinnon Creek (Minfile 115O 054) were prospected by shaft sinking and driving of adits in 1901-1902. Gold values were reported from these historical workings. Klondike Star fieldwork during 2005-2006 indicated that the conglomerates that crop out in Montana Creek show quartz-healed microfaults and pyrite mineralization. It is possible that such faulting might have accompanied epithermal mineralization derived from the Upper Cretaceous to Paleocene volcanism (see discussion by Lowey, 1985).

(e) Thrust fault (listwänite type) source. Chris Ash (pers. comm.) has proposed a model that assumes the present quite ancient land surface in the immediate Klondike (Bonanza-Eldorado-Hunker) area to be just below now eroded warped thrust planes that carried carbonate alteration, and the source of the gold now found in the placers. Regional mapping during 2006-2007 (J.K. Mortensen) has indicated that this model is unlikely to be applicable.

(f) Epithermal mineralization. Various small Eocene stocks of evolved granitic intrusions are found in the region. Minor base metal-silver mineralization has been noted peripheral to these. It has been suggested that similar buried intrusions have been the source of the Lone Star and King Solomon Dome region mineralization. An epithermal model was considered during the Kennecott exploration of the Lone Star.

RESEARCH INTO METALLOGENY

The current exploration program is intended to investigate gold mineralization in the Klondike, however and wherever it might occur. Evidence for various origins of the metal will be assessed as work progresses. To tailor the exploration program to one particular model would be to limit extent of the work. Initial structural analysis of the Lone Star to Veronika zones was commenced in June, 2005 (M. Begbie, J. Mortensen and T. Liverton) and has continued during the 2006 and 2007 seasons with the work of Doug Mackenzie and Dave Craw of Otago University.

Cooperative research with the MDRU of the University of British Columbia has included continuing studies of lode and placer gold compositions (to a greater precision than that of previous work because of the collaboration with Dr. Rob Chapman of Leeds University) and geochronological studies. The following excerpt, taken from the 2006 research proposal by Professor Mortensen, describes this latter research:

"Field work in the Klondike during 2005 and the existing (albeit limited) Ar-Ar and K-Ar age database for the area (Breitsprecher and Mortensen, 2004) have led to speculation that the Klondike may comprise several distinct structural blocks that have been juxtaposed by previously unrecognized steep and/or thrust faults. Evidence for this hypothesis comprises consistent mica cooling ages of ~175 Ma in the Lone Star mine area, ~140-150 Ma in the King Solomon Dome area, and ~185 Ma for the Virgin occurrence area on lower Bear Creek. These age differences cannot be easily explained by simple age gradients between the different portions of the Klondike, but appear to require substantially different uplift and cooling histories for each area. Gold-bearing veins are known to be present in each of these blocks, and the nature of the veins and the fluids from which they formed (based on fluid inclusion studies by Rushton *et al.*, 1993) are generally similar. However, the vein density, and therefore the inferred potential for hosting major lode reserves, appear to be very different from one block to another. In addition, the composition of lode gold in the area southwest of Eldorado Creek and in the Bear and Last Chance drainages is distinct from that of gold from elsewhere in the Klondike (much lower fineness and higher Hg contents)."



Chief GeoScientist Dr. Tim Liverton at work in the field geology office.

It is speculated that these previously unexplained differences in composition may reflect gold deposited at different structural levels within a single, regionally developed vein system, and now juxtaposed at the present level of erosion by post-mineral faults. Although generally similar throughout the entire vein system, the mineralizing fluids, and consequently the composition of gold deposited from those fluids, and the nature of the resulting vein mineralization would be likely to show significant variations depending on the structural level within the system. If correct, this model implies that different structural blocks in the Klondike may have significantly different gold potential; therefore establishing the distribution of the various structural blocks of the inferred bounding faults would be very valuable for district-scale lode gold exploration. It should be possible to locate the inferred bounding structures using Ar-Ar methods to date metamorphic micas from throughout the Klondike. Reconnaissance sampling of the central and northern part of the Klondike for this purpose was carried out during the 2005 field season and these samples were prepared for analysis at the Pacific Centre for Isotopic and Geochemical Research (PCIGR) laboratories. Additional sampling from throughout the rest of the Klondike was carried out during the course of geological mapping in 2006.

(U-Th)-He dating is a relatively new dating method that has recently been established in the PCIGR laboratory at UBC. The method provides direct information as to when a body of rock reached the surface, and thus, when the present landscape developed. The analytical method is straightforward, although the instrumentation required for this type of analysis is only available in a small number of research institutions in North America (including the PCIGR). Analyses are done on apatite that is separated from rock samples collected at the surface or in shallow drill holes, and in this case apatite separates will be prepared from the same samples that have been collected for Ar-Ar mica dating.

Being able to quantify how and when the Klondike landscape developed is extremely important for understanding how the placer deposits in the area evolved. According to our current model, the gold placers are residual deposits and the gold contained within them was concentrated from a volume of rock that directly overlay the Klondike. With the (U-Th)-He (and Ar-Ar) data, geologists will be able to evaluate how much rock has been removed from above the Klondike and when this happened, and thus, for the first time, assess whether the placer gold was truly derived from the type of gold-quartz vein systems (in terms of density and average grade) that is seen at the present level of erosion or whether a much higher grade source, perhaps a Macraes-type deposit, has been removed from higher structural levels by erosion.



REGIONAL GEOLOGICAL & RELATED STUDIES of the KLONDIKE GOLD DISTRICT (abridged version)   March, 2007

Dr. J.K. Mortensen, D. MacKenzie and D. Craw

Regional mapping of the Klondike Schist has been revised with fieldwork by Jim Mortensen (MDRU) and is due to be ready for publication as map sheets by the Yukon Geological Survey in 2008.

The historical attempts to explore for continuous mineralized zones have been hampered primarily by the need to artificially expose all outcrop. Observations made in trenches are largely one dimensional and at best expose a variable amount of weathering that makes interpretation of any hydrothermal alteration and even rock type often equivocal. This past work has been to attempt to correlate assay values between drill holes and trenches with little regard to geology and structure. Future work must make an attempt at careful mapping of lithologies and structures, which has been commenced with detailed re-mapping of trenches and re-logging of drill core from the Lone Star. Frequent recourse to petrography is being employed to interpret lithologies and alteration assemblages. All mesoscopic-scale structures are mapped to interpret fold structure.

So far, no conclusive evidence has been amassed to favour any one genetic model for the gold of the Lone Star. There are some features present that might be interpreted to indicate any of a syngenetic (VMS) source, mesothermal metamorphic mineralization, or post-metamorphic shear-zone alteration. Again, any future successful exploration must depend upon gaining a better knowledge of the geology of the deposits rather than relying on the old formula of blindly following geophysics and geochemistry. Previous bulk sampling tests, although not entirely reproducible, do indicate that such an approach is preferable for grade determination. This has been confirmed by the bulk sampling program of the 2005 to 2007 seasons.

GOLD MINERALIZATION

Drill programs completed by the Company from 2005 to 2007 have revealed visible gold in a variety of settings:

(i) In discordant quartz veins that occur within a zone of 'spotted' i.e., chlorite-carbonate schist;

(ii) Altered, quartz muscovite schist, but some of this gold does mantle pre-existing pyrite crystals;

(iii) In pyrite crystals within composite quartz-carbonate veins;

(iv) As discrete gold grains in schist; and,

(v) In rare semi-concordant rhodochrosite masses.

These occurrences are consistent with the gold being emplaced during the extensional event that formed discordant quartz-carbonate veins, subsequent to the more common foliaform quartz segregations. The gold may have had a comparatively local source (a sygenetic origin in the volcanic sequence) or may have been transported along major fault systems and their secondary structures from either or both of deeper metamorphic or magmatic sources. Influence of hydrothermal activity in the Lone Star region is indicated by occurrence of rare topaz, seen in thin sections. Most of the gold detected by analysis in the 2005-2006 drilling program was not observed during the logging. It is likely that a considerable fraction of these grades may represent gold that is contained in fine-grained pyrite. This is indicated by free gold recovery in milled bulk samples. Poor recoveries in some bulk samples (*e.g.*, 07-LS-B1), without the gold reporting to the sulphide concentrate, may also indicate that the gold is present in ultrafine form or locked up in one of the silicate minerals. Gold could also be contained in the schist as free grains. The occurrence of assay-indicated gold in diamond drill core that does not have obvious quartz veins from logs was investigated during the 2007 season (D. MacKenzie, D. Craw, J.K. Mortensen and T. Liverton, in progress). Pyrite mineralization of various timing has been observed.

GOLD MINERALIZATION NOT ASSOCIATED WITH QUARTZ VEINS

Assay results from 2006 had indicated that the west end of trench 06-Tr-06 from 420 m to 425 m yielded an assay of 2.32 g/t in fairly 'clean' rock and that the section from 430-460 m (near surface) also gave significant results. This area was designated the 'JF Zone.' This section of the trench was remapped by Doug MacKenzie in an attempt to deduce any significant structural control. Nothing unusual was noted. In trench 91-20 in the Buckland Zone, the northernmost part of the trench was also remapped. Significant assays had been obtained there in 2005 during an attempt to trace mineralization along strike to the east from trenches 95B-1 and 88-04. Resampling trench 91-20 over the mineralized zone yielded a brittle fault zone that assayed 3.2 g/t (sample 387164). Structural mapping shows this 75 cm zone to be an F_4 shear.

Veinlets associated with such F_4 structures are the likely source of anomalous gold.

For the Lone Star area, drill core from intersections that had not been logged as carrying quartz veins were examined (both 2005 and 2006 core). The previous observation from 2005 logging that there is a loose association between chlorite-carbonate 'spots' and gold mineralization was confirmed, and lithological control (alteration occurring in muscovite-quartz-feldspar-chlorite schist rather than in muscovite-quartz schist) was observed. Core from 05LS02 (69.0 – 69.9 m) was sawn into matching 2 cm intervals. One piece was assayed and those intervals that gave anomalous gold were used to prepare polished thin sections. The assay results confirm the extreme 'nugget effect' that has been assumed for this region. A quick examination of the polished thin sections did not reveal any free gold. It is likely that the gold is contained within pyrite crystals. Continuing research (by Dave Craw) will involve microprobe analysis of the pyrite. Surface material from the Boulder Lode open-cut that has ore-grade gold was examined in thin section (Doug MacKenzie). Both D_3 and D_4 structures are present in both the country rock and in an inclusion in a pyrite crystal that cross-cuts both D_3 and D_4 fabrics.

EXPLORING LONE STAR

This section of the report provides summary information of the overall exploration program at the Lone Star Gold Project and then reviews highlights for each of the five major exploration target zones from among the nine known exploration targets. These zones extend over large areas with excellent opportunity for the existence of multiple mineralized zones, along both strike and dip. They belong to a class of structures which have potential for large, medium-grade, bulk-tonnage ore bodies.

Since acquiring the property, the Company has become the majority owner and operator, increased the size of the project from 273 to 719 mineral claims and crown grants, and constructed a 65-person exploration complex, with core processing and bulk sample milling infrastructure on site. Klondike Star has undertaken extensive soil, chip and bulk sampling, diamond and RC drilling, IP (induced polarization) geophysical surveys, trenching, bulk sampling, structural and detailed property mapping, assay and other analysis.

Klondike Star, with support from the University of British Columbia Mineral Deposit Research Unit, has been developing and refining its exploration model for this area that combines an improved understanding of the structural geology with compilation of other data, including airborne geophysics, geochronology, petrology and placer gold characteristics and distribution. A geological map at 1:10,000 scale



Diamond drilling on Lone Star during the 2006 exploration program.

has been produced for the Eldorado Dome-Lone Star ridge area. A detailed map of the Lone Star Zone at 1:1,000 scale has also been produced by Company geologists.

Exploration results and professional analysis to date indicate that the Lone Star Gold Project represents an extensive mineralized area with a large-tonnage, low-grade gold target augmented by higher grade zones that warrants an expanded exploration effort and intensive evaluation for potential mine feasibility and development.

The Company is working towards a mineral resource assessment of the Lone Star Project consistent with industry and international standards and best practices. However, based on drilling programs completed by Klondike Star, Kennecott Canada Inc. and Klondike Gold between 1986 and 2006, including 109 drill holes totalling 14,730 m, the Company believes that the Lone Star Zone contains an estimated 13.2 million tonnes of ore grading 0.60 g of gold per tonne, for total contained gold of 252,562 oz. This figure is not NI 43-101 policy compliant and is only an unofficial resource estimate calculated by the Company's geological staff. It is exclusive of any mineralized material present at the Buckland or Nugget Zones, or other major exploration targets, which have not been tested as thoroughly as Lone Star.

More recently, in January 2008, the Company announced a significant breakthrough based on consolidated analysis of 2007 exploration results and geological research of the Klondike region by the University of British Columbia's Mineral Deposit Research Unit. Updated structural analysis has identified high-priority drill targets at the Lone Star Zone expected to substantially increase the known gold resource. This zone is one of five major exploration targets on the expansive Lone Star property.

Detailed mapping and re-logging of drill core at the Lone Star Zone by Klondike Star's geological staff has resulted in the first comprehensive geological model of the zone. This model displays the major structures and identifies a major stratigraphic control of gold mineralization that was not previously apparent.

Combining the new geological model with plans and cross-sections displaying gold mineralization has led to the identification of numerous zones within the existing Lone Star resource area that are very likely to host additional mineralization. It is also apparent from the geological cross sections that a significant deep gold target is present at the Lone Star Zone that has never been drilled.

A program of infill, step-out and deep drilling has been planned based on this new interpretation of the geological setting. 11,000 m/36,089 ft of drilling is proposed for 2008 and/or 2009 that is expected to substantially increase the identified gold resource at the Lone Star Zone. This drilling would be comprised of about 2,000 m/6,562 ft of shallow drilling (maximum 100 m/328 ft) along the southern edge of the deposit in areas that haven't been tested, 4,000 m/13,123 ft to extend the zone to the Pioneer Zone to the southwest, 1,000 m/3,280 ft to extend the zone to the northwest and 4,000 m/13,123 ft of deep drilling (holes of 200 to 400 m/656 to 1,312 ft) within the Lone Star resource area.







Main exploration camp, bulk sampling test plant and core-processing facilities on the Lone Star Gold Project.

During the May to October, 2006 summer exploration program, the focus was on diamond drilling, bulk sampling, and ground and airborne geophysical surveys along with continuation of the sponsored Klondike Research Project with the Canadian University of British Columbia Mineral Deposit Research Unit (UBC MDRU). The drilling program was designed to further delineate the extent of the known gold-bearing ore body in the primary zones of interest, including the Lone Star and extensions, the Buckland between Gay Gulch and 27 Pup, and the Nugget Zone above Oro Grande Gulch.

Progressive exploration results, including the discovery of a new target, the JF Zone, were announced between December 2006 and February 2007. A progress report on Scoping Study findings to date was released in March 2007 (filed with the SEC as an 8-K report, dated March 21, 2007) and updated in November 2007 (filed with the SEC as an 8-K report, dated November 19, 2007). A summary report on the UBC MDRU geological studies on the Klondike region was released in March 2007.

Field work conducted in the 2007 exploration season continues to confirm and advance a number of promising gold targets at the Lone Star Gold Project. After completing structural and delineation drilling on the Lone Star Zone last year, diamond and rotary circulation drilling proceeded on the Buckland Zone and the Pioneer Zone. Ongoing work on the Lone Star Gold Project includes bulk sampling, trenching, soil geochemistry, preparations for additional IP surveying and detailed geological mapping.

The 2007 drilling results are significant as four substantial target zones have now been proven up – Lone Star, Nugget, Buckland, and Pioneer – demonstrating significant gold mineralization and resource potential; and a fifth zone, the JF, is drill-ready. These findings add to Klondike Star's confidence in confirming large, low-medium-grade, bulk-tonnage ore bodies for development.

LONE STAR ZONE

In order to illustrate the developing outcomes from systematic and progressive exploration of the Lone Star Zone, the following highlights are from previous exploration seasons pertaining to diamond drilling, trenching, IP geophysical surveys, soil geochemistry, sampling and mapping initiatives.

2007 exploration activities and outcomes

A detailed, systematic program of geological mapping at the Lone Star Zone during 2007, along with relogging of drill core has resulted in a greatly improved geological map and set of cross-sections. This geological work has identified subtle marker horizons which allow the modeling and reinterpretation of complex geological structures in the area. This has resulted in the identification of several new, very high potential drill targets within the existing resource area.

A series of short drill holes along the newly identified southeasterly edge of the deposit is the highest priority. Areas where the host horizon dips steeply and extends beyond the depth of current drilling have also been identified, providing an excellent target for deep drilling. The deepest holes in the Lone Star Zone extend to about 175 m/574 ft depth, and the favorable strata are projected to a depth of about 300 m/1000 ft where they are thought to intersect a major thrust fault. This thrust fault may be significant in the localization of gold mineralization. The Lone Star Zone is also open along trend in both directions, with the southeasterly trend towards the Pioneer Zone the highest priority. The plan for 2008 is to assess the area between the Pioneer and Lone Star zones by further drilling, building on the substantial progress in geological modeling at Lone Star enabling efficient drilling to increase known resources.



Drilling beside Chateau Lone Star, site of the old Lone Star Mine from 1912-1914.

In January 2008, the Company reported that consolidated analysis of 2007 exploration results, together with geological research of the Klondike region by the University of British Columbia's Mineral Deposit Research Unit (MDRU), has resulted in the identification of high priority drill targets at the Lone Star Zone, expected to substantially increase the known gold potential. This work is considered a breakthrough in understanding of the structural and stratigraphic geological setting at Lone Star. Drilling is highly probable to intersect additional gold mineralization.

Detailed mapping and re-logging of drill core at the Lone Star Zone by Klondike Star's geological staff has resulted in the first comprehensive geological model of the zone. This model displays the major structures and identifies a major stratigraphic control of gold mineralization that was not previously apparent. The zone is highly deformed, with multiple phases of folding and faulting, and has few obvious geological markers. The rock types at Lone Star grade into one another, with subtle variations in mineralogy and highly variable percentages of the rock forming minerals.

The detailed geology of Lone Star Zone was re-investigated, informed by the recent regional structural geological framework identified by the MDRU. Careful examination of the available rock outcrops at the zone, mostly present in trenches, combined with information available in drill core led to the identification of subtle marker horizons which could be traced across the zone at surface, and into the subsurface. These marker horizons allow for a realistic interpretation of the major folds and faults which control the geometry of the host rocks.

Gold mineralization was found to be strata-bound within certain favourable geological horizons. For the most part gold is disseminated within a muscovite-rich schist which is variably pyritic. Minor quartz veins are locally associated with gold, however most of the gold is not spatially associated with veining. A schistose meta-quartzite forms the footwall to the mineralized unit, and a distinctive, narrow, apple-green band of quartzite is found within the muscovite schist that is a consistent marker horizon.

Combining the new geological model with plans and cross-sections displaying gold mineralization has led to the identification of numerous locations within the existing Lone Star resource area that are very likely to host additional mineralization. It is also apparent from the geological cross-sections that a significant deep gold target is present at the Lone Star Zone that has never been drilled. The maximum depth tested to date is 175 m/574 ft, and the favourable horizon is now interpreted to extend to approximately 400 m/1,312 ft in the Lone Star area.

A program of infill, step-out and deep drilling has been planned based on this new interpretation of the geological setting. 11,000 m/36,089 ft of drilling is proposed for 2008 that is expected to substantially increase the identified gold resource at the Lone Star Zone. This drilling would consist of about 2,000 m/6,562 ft of shallow drilling (maximum 100 m/328 ft) along the southern edge of the deposit in areas that haven't been tested, 4,000 m/13,123 ft to extend the zone to the Pioneer Zone to the southwest, 1,000 m/3,280 ft to extend the zone to the northwest and 4,000 m/13,123 ft of deep drilling (holes of 200 to 400 m/656 to 1,312 ft) within the Lone Star resource area.

2006 exploration activities and outcomes

January 2007

The Company released final 2006 diamond drilling outcomes for the Lone Star Gold Project, with results from holes 19 to 23 drilled at the northwest end of the drill-defined Lone Star Zone.

Holes 19 to 22 are located in the headwaters of O'Neil Gulch, and represent a step-out to the northwest of the Lone Star Zone as defined by drilling in 2005 and previously. All holes intersected anomalous to low-grade gold values over significant widths, for example 111.3 m grading 0.17 g/t gold in hole 20, as well as local higher grade intervals up to 2.18 g/t gold over 3.0 m in hole 19.

Hole 23 was drilled beneath a 1987 trench along the west side of the Lone Star Zone. This was the location of a series of bulk samples processed in 2006. The hole returned 0.46 g/t gold over 40.0 m, including 8.40 g/t gold over 0.8 m.

The Lone Star Zone has now been drill tested over a strike length of 900 m with a potential strike length of over 3,500 m and remains open. Mineralization is present across widths of tens to hundreds of meters along this length. The Zone is open to expansion to the northwest, to the east, to the north and at depth.

This area northwest of the drill-holes discussed here was tested by an IP geophysical survey in 2006 (the Lone Star West grid) to support ongoing drill program planning.



Exploration trench, the Lone Star Zone.

Assay Table HOLE No.	Azimuth	DIP	From (meters)	To (meters)	Interval (meters)	GOLD (grams/tonne)
06-LS-19	--	-90	47.00	50.80	3.80	0.20
			75.00	79.30	4.30	0.26
			97.00	100.00	3.00	2.18
			108.00	110.00	2.00	1.09
06-LS-20	--	-90	10.80	122.10	111.30	0.17
including			71.00	72.00	1.00	1.16
including			90.00	110.00	20.00	0.39
including			93.00	94.00	1.00	1.81
06-LS-21	200	-50	14.00	26.00	12.00	0.38
including			22.38	26.00	3.62	1.01
and			68.00	69.00	1.00	2.07
and			115.00	146.00	31.00	0.12
06-LS-22	--	-90	40.00	68.20	28.20	0.16
including			67.70	68.20	0.50	1.25
06-LS-23	200	-50	6.00	46.00	40.00	0.46
including			23.70	25.90	2.20	3.79
including			23.70	24.50	0.80	8.40

December 2006

Results from major step-out drilling of holes 14 to 18 to the northwest of the Lone Star Zone and related trenching from this area during the 2006 exploration season.

These diamond drilling and trenching results are significant as they confirm that the Lone Star Zone continues to remain open in every direction. In particular, they add confidence that the Lone Star Zone has potential for an additional northwest strike extension of at least 700 m to 1000 m beyond the previously drill-defined 800-m strike length. The zone is also open to expansion to the east and in places to the north and at depth.

These holes located in the O'Neil Gulch area are up to 775 m northwest of any previous drilling, and all intersected anomalous to low-grade gold values over significant widths. Of particular interest are holes 15 and 16, which were both terminated at less than 33 m length, well before reaching their target, and intersected up to 0.66 g/t gold over 13.72 m at the bottom of hole 16.

These holes are the most northwesterly holes drilled at the Lone Star Zone, and were testing an area where an old hand-dug shaft was located, containing gold-bearing quartz veins. Holes 15 and 16, drilled from the same setup, intersected highly altered and faulted rock thought to be related to a low-angle thrust fault which underlies the main Lone Star Zone at depth. The thrust fault is thought to be an important structure for ground preparation prior to gold mineralization.

Trenching 300 m beyond these holes intersected further broadly anomalous rocks along the Lone Star trend. Trench 06TR-07 is 340 m long, and returned anomalous to interesting chip sample values over a 185-m length, up to 279 ppb gold over 5 m.

This area northwest of the previously drilled Lone Star Zone was tested by IP survey on the Lone Star West grid during the 2006 exploration program to support ongoing drill program planning.

Hole 06LS-14 is thought to have tested rocks just below the thrust fault, which are believed to have lower potential to host gold mineralization than those above it. Holes 06LS-17 and 18 were drilled from a single setup midway between the Lone Star Zone and holes 15 and 16. These holes were drilled beneath a 2005 trench which returned anomalous values near the interpreted north side of the Lone Star trend.

Results from diamond drill holes 10 to 13 drilled at the Lone Star Zone during the 2006 exploration season confirmed the validity of the exploration strategy to test the host rock beyond the previously identified linear trend at Lone Star, thereby greatly increasing the exploration potential of the zone.

Holes 06LS-10 to 06LS-13 were drilled to the north of the previously defined zone, stepping out further north from holes 4 to 9. Each hole intersected broad zones of mineralized, low-grade material (such as, 0.26 g/t Au over 75 m in hole 10), containing narrower intervals at higher grade (*e.g.* 10.75 g/t Au over 1.0 m in hole 10).

These four vertical holes were drilled spaced about 50 m apart. The holes were stepped out at least 50 m from the collars of any previous drill-holes. The target zone is open in all directions in this area. All of these holes were stopped within the favourable quartz-muscovite host rock, at depths of 175 m or less.

Assay Table HOLE No.	Azimuth	DIP	From (meters)	To (meters)	Interval (meters)	GOLD (grams/tonne)
06LS10	--	-90	6.00	11.20	5.20	0.20
and			48.60	54.00	5.40	0.41
and			98.00	173.00	75.00	0.26
including			113.00	114.00	1.00	10.75
06LS11	--	-90	45.00	56.00	11.00	0.45
and			142.25	152.00	9.75	0.23
including			145.50	146.20	0.70	1.20
06LS12	--	-90	74.00	85.00	11.00	0.33
including			75.00	76.00	1.00	1.66
and			99.00	102.00	3.00	0.75
06LS13	--	-90	24.00	25.00	1.00	1.16
and			45.00	75.00	30.00	0.34
including			50.00	51.00	1.00	5.93
and			94.00	100.00	6.00	1.52
including			96.00	97.00	1.00	6.10
and			134.00	149.00	15.00	0.14

The Lone Star Zone was expanded by the first 6 holes drilled at the Lone Star Zone of the Lone Star Gold Project during the 2006 exploration season. Holes 06LS-04 to 06LS-09 were drilled to the north of the previously defined zone, near the historic Boulder Lode pit. Each hole intersected broad zones of consistently mineralized low-grade material containing narrower intervals at higher grade (see following Table).

The six holes were drilled in pairs spaced 50 m or 164 ft apart, with HQ holes angled at -60 and -80 degrees to provide detailed structural information. The holes were stepped out at least 60 m to the north from the collars of drill holes completed in 2005 and prior. The zone appears to broaden to at least 100 m wide in this area, from a maximum width of about 80 m where the zone has been delineated further west. The zone also appears to remain open to the north and east. The ongoing drill program subsequently stepped out further to the north and east with 4 more holes, and then jumped to the northwest to test for extensions in the O'Neil Gulch area.

Assay Table HOLE No.	Azimuth	DIP	From (meters)	To (meters)	Interval (meters)	GOLD (grams/tonne)
06LS04	200	-80	37.00	47.00	10.00	0.14
and			60.00	92.00	32.00	0.40
including			81.00	82.00	1.00	6.61
06LS05	200	-60	7.00	13.00	6.00	0.62
including			9.00	11.50	2.50	1.25
and			78.00	85.00	7.00	0.32
including			78.00	79.00	1.00	1.12
06LS06	200	-80	12.00	123.00	111.00	0.27
including			18.00	32.00	14.00	0.52
including			28.00	29.00	1.00	3.09
including			41.00	95.80	54.80	0.36
including			50.15	50.65	0.50	7.50
06LS07	200	-60	12.00	128.00	116.00	0.27
including			12.00	41.00	29.00	0.75
including			12.00	14.00	2.00	2.07
including			28.00	30.10	2.10	4.03
including			40.00	41.00	1.00	4.52
06LS08	200	-80	7.00	110.90	103.90	0.29
including			24.70	25.70	1.00	1.40
including			52.20	52.70	0.50	2.83
including			58.00	60.00	2.00	1.43
including			107.00	109.00	2.00	3.40
06LS09	200	-60	11.00	122.50	111.50	0.20
including			33.10	34.00	0.90	2.61
including			42.00	43.00	1.00	1.28
including			86.00	87.00	1.00	2.71
including			93.40	94.50	1.10	2.06
including			120.00	121.00	1.00	1.53

2005 exploration activities and outcomes

The Company released assay results from holes 24 to 27 of an HQ diamond drilling program conducted in 2005 on the Klondike property. Highlights, tabulated below, include 1.03 g/t gold over 57.24 m in hole 26, and 1.67 g/t gold over 61.74 m in hole 27.

The 2005 diamond drilling program began at the Lone Star Zone, near the open pit of the former producing Lone Star mine. Pairs of holes were drilled spaced 50 m apart along the length of the Lone Star Zone. Holes 26 and 27 were drilled to confirm a 1990 reverse circulation rotary drill hole (hole 90R-18) which encountered substantial mineralization: 1.68 g/t gold over 56.4 m. Hole 26 was a twin to vertical hole 90R-18, while hole 27 was drilled at –70 degrees to the south-southwest from the same collar. These holes are located on the south central part of the zone, and lie on the same cross-section as previously released drillholes 7 and 8, and holes 24 and 25. Holes 26 and 27 are collared 80 m south-southwest of holes 7 and 8. The results are consistent with the "nugget effect" style of mineralization common on the property. The Lone Star Zone has a minimum strike length defined by drilling of 800 m, open in both directions. Previous drilling conducted in the period between 1986 and 1993 was mostly limited to about 60 m depth, and was a combination of reverse circulation, percussion and diamond drilling.

Holes 24 and 25 were drilled to the north of the main trend of the Lone Star Zone, on the same cross-section and azimuth as previously released drillholes 7 and 8, and collared 65 m to the north-northeast. Highlights from holes 24 and 25, tabulated below, include 4.13 g/t gold over 1.0 m and 0.39 g/t gold over 21.0 m in hole 24. These results indicate that the Lone Star Zone remains open down dip to the north, with a minimum dip length of 165 m on this section. The Lone Star Zone has a minimum strike length defined by drilling of 800 m, open in both directions. The holes also confirm that the zone dips gently to the northeast, slightly more steeply than the topographic slope.

Hole locations for the first 27 holes are shown on the company website map of the Lone Star Zone; the final five holes were drilled at the Dysle and Veronika zones near Eldorado Creek. The holes reported to date from the Lone Star Zone all successfully delineated low grade mineralization over substantial widths, many of which contain narrower intervals of higher gold grade. Gold on the property is present as coarse free gold, with pyrite in disseminations, and locally is associated with narrow discordant quartz veins. The mineralized zones are associated with quartz-carbonate-pyrite alteration, and are hosted by felsic metavolcanic schist. The mineralized horizon at Lone Star trends northwest and dips gently to the northeast. Previous drilling conducted in the period between 1986 and 1993 was mostly limited to about 60 m depth, and was a combination of reverse circulation, percussion and diamond drilling.

Assay Table HOLE No.	Azimuth	DIP	From (meters)	To (meters)	Interval (meters)	GOLD (grams/tonne)
05-LS-27	-	-70	4.26	66.00	61.74	1.67
including			12.00	61.00	49.00	2.01
including			12.00	19.00	7.00	2.57
including			38.00	61.00	23.00	3.23
including			38.00	39.00	1.00	13.41
including			54.00	55.00	1.00	22.15
05-LS-26	200	-90	4.26	61.50	57.24	1.03
including			13.00	57.50	44.50	1.28
including			20.00	32.00	12.00	1.99
including			30.00	31.00	1.00	6.50
including			41.50	50.90	9.40	1.98
including			49.85	50.90	1.05	10.45
05-LS-25	200	-70	47.00	63.60	16.60	0.15
including			48.00	48.95	0.95	1.02
including			63.00	63.60	0.60	1.25
05-LS-24	200	-90	10.00	11.00	1.00	4.13
and			85.00	106.00	21.00	0.39
including			95.40	98.00	2.60	1.51
including			105.00	106.00	1.00	1.76

In January 2006, Klondike Star announced assay results from holes 16 to 23 of an HQ diamond drilling program conducted in 2005 on the Klondike property.

The 2005 diamond drilling program began at the Lone Star Zone, near the open pit of the former producing Lone Star mine. Pairs of holes were drilled spaced 50 m apart along the length of the Lone Star Zone. Holes 16 to 18 were drilled northwest of all previous drilling, and have successfully extended the zone 250 m beyond previous detailed drilling. Highlights from these holes, tabulated below, include 6.79 g/t gold over 3.5 m, including 38.57 g/t gold over 0.6 m in hole 05LS-17.

Holes 19 to 23 were drilled to the east of the open pit, in an area with little previous drilling. Highlights from this area include 1.91 g/t gold over 15.7 m, including 24.05 g/t gold over 1.0 m in hole 05LS-23, the easternmost hole drilled on the Lone Star Zone. The distance between holes 18 and 23 is approximately 800 m, and the Lone Star Zone remains open to extension in both directions along strike, to the north, and down-dip to the northeast. Previous drilling conducted in the period between 1986 and 1993 was mostly limited to about 60 m depth, and was a combination of reverse circulation, percussion and diamond drilling.

The final five holes were drilled at the Dysle and Veronika zones near Eldorado Creek. The holes reported here all successfully delineated low grade mineralization over substantial widths, many of which contain narrower intervals of higher gold grade.

Assay Table HOLE No.	Azimuth	DIP	From (meters)	To (meters)	Interval (meters)	GOLD (grams/tonne)
05-LS-16	~	-90	60.00	88.00	28.00	0.23
including			60.60	61.00	0.40	2.23
including			68.75	76.00	7.25	0.48
and			121.00	132.00	11.00	0.46
including			130.00	130.40	0.40	3.59
05-LS-17	200	-50	32.00	40.00	8.00	0.28
and			54.00	57.50	3.50	6.79
including			55.00	55.60	0.60	38.57
05-LS-18	~	-90	14.50	16.70	2.20	0.63
and			85.90	91.00	5.10	0.78
including			85.90	86.90	1.00	3.52
and			120.90	123.40	2.50	1.06
including			121.80	122.40	0.60	2.96
05-LS-19	~	-90	63.25	70.00	6.75	0.30
and			107.20	111.55	4.35	0.53
and			125.05	148.20	23.15	0.55
including			125.05	127.55	2.50	1.32
including			138.55	139.55	1.00	1.90
05-LS-20	183	-50	4.88	12.10	7.22	0.13
and			53.34	84.00	30.66	0.17
and			93.00	103.00	10.00	0.46
including			102.10	102.60	0.50	4.88
and			127.00	141.10	14.10	0.43
including			133.50	134.20	0.70	2.92
05-LS-21	~	-90	56.50	84.40	27.90	0.13
and			122.50	156.25	33.75	0.52
including			137.00	137.90	0.90	3.90
including			142.10	142.80	0.70	4.60
05-LS-22	210	-50	15.00	16.00	1.00	1.91
and			29.60	61.00	31.40	0.72
including			49.35	53.00	3.65	4.73
and			110.00	134.40	24.40	0.62
including			116.60	117.80	1.20	2.06
including			133.80	134.40	0.60	11.96
05-LS-23	~	-90	53.30	54.00	0.70	1.37
and			69.60	85.30	15.70	1.91
including			76.50	77.50	1.00	1.98
including			82.50	83.50	1.00	24.05
and			114.00	132.89	18.89	0.26
including			118.00	119.00	1.00	3.44

In December 2005, Klondike Star reported assay results from holes 13 to 15 of a 32 hole diamond drilling program conducted in 2005 on the Klondike property including intersects of 2.10 g/t gold over 24 m.

The 2005 diamond drilling program began at the Lone Star Zone, with the first holes located 25 m west from the open pit of the former producing Lone Star mine. Holes 13 to 15 were drilled on sections spaced 50 m apart along the length of the Lone Star Zone, with the objective of extending the main mineralized zone to the north and at depth, and confirming the results of previous drill programs. Previous drilling conducted in the period between 1986 and 1993 was mostly limited to about 60 m depth, and was a combination of reverse circulation, percussion and diamond drilling.

Highlights of the drilling, tabulated below, include 2.10 g/t gold over 24.0 m, including 13.43 g/t gold over 1.0 m in hole 05LS-15. This interval begins at surface. True widths of the mineralized horizons have yet to be determined. The limit of the Lone Star Zone has been determined on the southwest side, but the zone remains open to expansion to the north and at depth, and along strike in both directions.

The holes reported here all successfully delineated low grade mineralization over substantial widths, many of which contain narrower intervals of higher gold grade.

Assay Table HOLE No.	Azimuth	DIP	From (meters)	To (meters)	Interval (meters)	GOLD (grams/tonne)
05-LS-13	200	-50	38.00	40.40	2.40	1.60
including			40.00	40.40	0.40	4.37
and			65.50	66.00	0.50	1.43
and			72.50	75.65	3.15	3.70
including			73.35	74.00	0.65	16.96
05-LS-14	200	-80	8.00	17.00	9.00	0.15
and			28.00	37.00	9.00	0.87
including			28.00	28.50	0.50	10.22
and			46.70	53.00	6.30	0.28
and			59.16	60.05	0.89	3.45
and			80.00	80.50	0.50	1.07
05-LS-15	~	-90	0.00	24.00	24.00	2.10
including			9.00	23.00	14.00	2.79
including			22.00	23.00	1.00	13.43
and			32.00	48.00	16.00	0.37

In November 2005, intersections of 2.74 g/t gold over 8.4 m were announced as part of assay results from holes 7 to 12 of the 32 hole diamond drilling program conducted in 2005 on the Klondike property.

Holes 7 to 12 were drilled on sections spaced 50 m apart along the length of the Lone Star Zone, with the objective of extending the main mineralized zone to the north and at depth, and confirming the results of previous drill programs.

Highlights of the drilling, tabulated below, include 2.74 g/t gold over 8.4 m, within a broader zone of 0.84 g/t gold over 44.0 m in hole 05LS-12. True widths of the mineralized horizons have yet to be determined. The limit of the Lone Star Zone has been determined on the southwest side, but the zone remains open to expansion to the north and at depth, and along strike in both directions.

Assay Table HOLE No.	Azimuth	DIP	From (meters)	To (meters)	Interval (meters)	GOLD (grams/tonne)
05-LS-07	200	-50	11.00	11.50	0.50	1.64
and			18.00	39.00	21.00	0.29
including			22.00	22.50	0.50	1.93
including			35.00	36.00	1.00	2.49
and			60.00	68.70	8.70	1.85
including			60.00	61.00	1.00	12.81
05-LS-08	200	-70	24.00	26.00	2.00	0.66
			61.00	62.00	1.00	1.52
05-LS-09	200	-50	13.18	23.75	10.57	1.23
including			21.10	22.10	1.00	6.90
and			36.15	37.85	1.70	9.10
including			36.56	36.71	0.15	32.79
and			78.65	88.50	9.85	0.40
including			79.65	80.15	0.50	1.94
05-LS-10	200	-80	2.00	7.00	5.00	0.94
including			4.00	5.00	1.00	3.53
and			14.00	24.00	10.00	1.47
including			19.00	23.00	4.00	3.18
and			49.00	50.00	1.00	2.45
and			68.00	79.00	11.00	0.99
including			69.00	70.00	1.00	3.70
and			115.00	115.80	0.80	1.98
05-LS-11	200	-50	6.40	10.50	4.10	2.26
and			28.00	34.00	6.00	0.65
and			83.60	84.60	1.00	2.48
05-LS-12	200	-80	20.00	21.00	1.00	6.25
and			37.00	81.00	44.00	0.84
including			37.00	43.00	6.00	1.62
including			61.00	69.40	8.40	2.74
including			63.00	64.00	1.00	10.89
and			107.00	108.00	1.00	2.23

In October 2005, the Company announced assay results from the first 6 holes of the 32 hole diamond drilling program conducted in 2005 on the Klondike property, including intersects 1.14 g/t gold over 62 m.

The 2005 diamond drilling program began at the Lone Star Zone, with the first holes located 25 m west from the open pit of the former producing Lone Star mine. Holes were drilled on sections spaced 50 m apart along the length of the Lone Star Zone, with the objective of extending the main mineralized zone to the north and at depth, and confirming the results of previous drill programs. Previous drilling conducted in the period between 1986 and 1993 was mostly limited to about 60 m depth, and was a combination of reverse circulation, percussion and diamond drilling.

Highlights of the drilling, tabulated below, include 1.14 g/t gold over 62.55 m, including 5.46 g/t gold over 6.0 m in hole 05LS-02. The true widths of the mineralized horizons have yet to be determined. Hole locations for the first 27 holes are shown on the accompanying map of the Lone Star Zone; the final five holes were drilled at the Dysle and Veronika zones near Eldorado Creek. The holes reported here all successfully delineated low grade mineralization over substantial widths, many of which contain narrower intervals of higher gold grade.

Assay Table HOLE No.	Azimuth	DIP	From (meters)	To (meters)	Interval (meters)	GOLD (grams/tonne)
05-LS-01	200	-50	11.89	12.80	0.91	4.73
05-LS-02	200	-70	34.00	96.55	62.55	1.14
including			34.00	40.00	6.00	5.46
including			52.00	61.00	9.00	1.41
including			67.00	74.00	7.00	1.74
including			80.00	81.00	1.00	6.40
including			95.00	96.55	1.55	4.66
05-LS-03	200	-50	18.10	48.20	30.10	0.73
including			22.86	26.50	3.64	4.26
including			36.05	39.05	3.00	2.85
05-LS-04	200	-70	25.00	99.00	74.00	0.35
including			44.00	45.00	1.00	3.16
including			85.00	86.00	1.00	3.85
05-LS-05	200	-50	20.10	39.90	19.80	0.36
including			20.10	21.10	1.00	1.39
05-LS-06	200	-70	71.10	72.00	0.90	4.72

2004 exploration activity and outcomes

In September 2004, the Company reported 16 g/t gold over 2 m from Lone Star Zone. The ongoing chip sampling of a previously untested trench at the northwest end of the Lone Star Zone intersected 16.11 g/t gold over 2.0 m (0.47oz/ton over 6.6 ft) collected from rusty quartz-muscovite schist. This sample, together with rotary drill hole 93LS07 50 m to the west, represent the northwest limit of the previously defined Lone Star Zone. Hole 93LS07, drilled by Kennecott in 1993, intersected 2.90 g/t gold over 12.2 m (including 8.65 g/t over 1.5 m) and 3.98 g/t gold over 6.1 m (including 10.10 g/t over 1.5 m). The former producing Lone Star mine is located 400 m to the southeast.

Investment in IP geophysical surveys identifying more drill targets to pursue

In November 2006, the completion of over 35 line-km or 22 mi of IP (induced polarization) geophysical surveys at the Lone Star Gold Project was announced. These surveys are one of several elements of an expanded exploration effort on the Lone Star Gold Project. This work is advancing geological understanding of the Lone Star Zone (and the entire Buckland Zone). Gold at the Lone Star Gold Project is associated with disseminated pyrite, and IP geophysics is the most appropriate tool for delineating this style of mineralization.

Three cut line grids were prepared by company personnel to cover the northwest and southeast extensions of the Lone Star Zone. The Time Domain IP and

Resistivity surveys were completed over the course of about four weeks. Preliminary pseudo-sections indicated early on that several anomalous trends are present. This will help to focus the ongoing drilling program.

Geophysical surveys help to detect mineralized bodies based on their magnetic, conductive, resistive, radioactive and gravimetric properties. These geophysical survey methods depend on significant contracts between the properties of the minerals sought as compared to the enclosing rocks. Since the properties of several minerals, rocks and rock structures overlap, the results of geophysical surveys (called "anomalies") are generally only indicative of favorable zones, or targets, and physical investigation, usually drilling, is necessary to determine the character of the causative body.

IP is sophisticated, expensive, powerful and reasonably accurate, and it is the only geophysical method that is likely to be helpful for this target. The IP will allow geologists to focus and continue the success of the drilling program on the Lone Star Gold Project.

Bulk sampling using a custom designed test facility adjacent to Eldorado camp complex

The company completed construction and testing of its Bulk Sample Testing Facility in 2005, with upgrades in 2006 and 2007. This facility processes between 1 and 10-tonne samples from trenches throughout the Lone Star property and provides detailed analysis of ore grades, lode gold particle counts, and milling efficiencies. This data contributes to completing an industry standard mineral resource assessment. Information gathered will also be part of the ongoing Scoping Study.

Bulk sampling is proceeding alongside mineral exploration and the Scoping Study to determine the economic viability of the mineral deposit and expedite planning and decision-making.

In February 2007, results including 1.33 g/t over 24 m were released from a series of bulk samples collected from the Lone Star Zone and processed at the Company's gravity test facility located at Eldorado Creek. A 67-m long series of bulk samples was collected perpendicular to the strike of the Lone Star Zone at its western end. This work successfully demonstrated continuity of gold mineralization, with coarse free gold recovered from each sample. The overall 2006 bulk sampling program was highly successful in terms of productivity, as the Company processed more than double the volume of material assessed in 2005 (86 tonnes versus 41 tonnes in 2005).

The bulk sampling is helping Klondike Star accurately assess the grade of mineralized areas as part of delineating the potential mineral resources of the Lone Star gold project. In addition, experience from the recovery process is instrumental to the examination of mining methods in the Scoping Study.

Trench 87TR-16 lies approximately 400 m from the original Lone Star Mine and at the southwest end of the Lone Star Zone, and contains a wide zone of gold mineralization. This trench was originally bulldozed in 1987, and was dug deeper by

excavator in 1996. Continuous chip samples were collected systematically over 1-m intervals along the length of the trench in 2005 and 2006, and confirmed the broad zone of mineralization identified by previous workers. Ten bulk samples, ranging in weight from 2.9 tonnes to 8.1 tonnes, and collected across widths varying from 6 m to 10 m were collected along a 67-m length of the trench, which is cut perpendicular to the strike of the Lone Star Zone. Results varied between 1.41 g/t gold over 6.0 m in sample 06LS-B5 to 0.054 g/t gold over 10.0 m in sample 06LS-B8, and averaged 0.67 g/t gold over the entire 67-m interval, including 1.33 g/t gold over 24 m from the southern end of the bulk sampling. Chip samples varied from trace to 10.39 g/t gold over 1.0 m, and averaged 1.03 g/t gold over the same 67 m tested by bulk sampling. Additional chip samples collected to the south of the bulk sampling contained anomalous values up to 4.13 g/t gold over 1.0 m, indicating a greater mineralized width than tested so far by the bulk sampling program. Additional bulk samples will be collected from this extended area in 2007.

The Eldorado bulk gravity test plant produced three products from each sample – raw gold, a heavy mineral concentrate, and tailings. Raw gold accounted for 19%-44% of the gold in each sample, while the heavy mineral concentrate (mostly

LONE STAR QUARTZ PROJECT: Identified zones of mineralization


O'NEIL
CULCH
7 PUP
VERONIKA
NUGGET
LONE STAR
PIONEER
310
27 PUP
PARNELL
BUCKLAND
JF
VIOLET
N
5 KM
SCALE
Google

Imagery from Google Earth

iron oxides) contained between 10 and 25% of the gold, with the remainder of the gold extracted from the tailings.

Hole 06LS-23 was drilled as part of the 2006 diamond drilling program beneath trench 87TR-16 at minus 50 degrees. This hole returned 0.46 g/t gold over 40.0 m, including 8.40 g/t gold over 0.8 m *(Press Release #01 - 2007)*.

In 2007, five bulk samples have been processed from the Lone Star Zone. These samples were collected from the southern end of trench 87TR-16, and continue to extend the sampling of this area reported in 2006. The 2006 work at this site included 10 contiguous bulk samples which cut the zone over a 67-m/219.8 foot length, and which proved the zone to be continuously mineralized. The five samples collected in 2007 extend this trend an additional 30 m/98.4 ft.

BUCKLAND ZONE

The first diamond drill target tested during the 2007 exploration season was the Buckland zone, an area which has returned multiple intersections of gold mineralization for previous operators. This is the first drilling by Klondike Star that has targeted the Buckland Zone, one of 5 main targets at the Lone Star Gold Project. The zone has previously been explored by trenching, bulk sampling and drilling by previous operators, and mineralization occupies an area roughly 900 m/2953 ft by 500 m/1640 ft.

This zone lies about 1 km/0.62 mi south of the Lone Star Zone and 0.5 km/0.31 mi southeast of the Nugget Zone, and occupies an area roughly 800 m/2624.7 ft by 300 m/984.3 ft. The Buckland Zone lies between Emile Gay Gulch and Oro Grande gulch, which have been significant producers of placer gold and are still being mined. In June and July, 2007, five holes totaling 846 m/2774 ft were completed in a fence which cuts across the centre of the zone, and tests the best IP anomalies identified by geophysical surveys in 2006.

2007 diamond drilling results on the Buckland gold zone at the Lone Star Gold Project included intersection of 2.06 g/t gold over 21.0 m *(Press release #16, December 13, 2007)*. Three of the holds returned significant near-surface gold mineralization. Highlights of the drilling include 2.06 g/t gold over 21.0 m/69 ft, including 22.6 g/t over 1.0 m/3.3 ft in hole 07BU-3, and 1.29 g/t gold over 16.0 m/52 ft, including 24.9 g/t over 0.5 m/1.6 ft in hole 07BU-4.

JF ZONE

In February, 2007, Klondike Star announced the discovery of a new gold-bearing zone at the Lone Star Gold Project in a central location on the main Lone Star claim block. There was no indication of any previous exploration in this area, other than a soil geochemical survey. This brought the known, large gold mineralized zones that are active exploration targets on the expansive 135-km²/52-mi² Lone Star Gold Project to five.

An exploration excavator trenching program discovered the new gold zone near the centre of the Lone Star property. A 95-m length of trench 06TR-06 returned highly anomalous values up to 2.32 g/t gold over a 5-m interval. The last sample in the trench returned 1.27 g/t gold over 5 m. The zone is located 1.5 km east of the Buckland zone, 1.5 km southeast of the Lone Star Zone, and is open in all directions.

The new zone, named the JF Zone, is not on trend with any previously known mineralization on the project, but is open in all directions. The mineralized zone is hosted by rusty quartz-muscovite schist with no quartz veining noted. These rocks appear similar to those hosting the Lone Star Zone and occur in a similar structural setting above a gently dipping thrust fault. The JF Zone is located in the headwaters of Gay Gulch, a rich placer stream discovered in 1897.

The decision to explore the area of the JF zone was based on the presence of a 400-m by 500-m soil geochemical gold anomaly, with a peak value of 291 ppb gold. The soil survey was conducted in the mid 1980s, but was not followed up until 2006. The mineralized zone is hosted by rusty quartz-muscovite schist with no quartz veining noted. These rocks appear similar to those hosting the Lone Star Zone, and occur in a similar structural setting above a gently dipping thrust fault.

The trench was sampled by 5-m long continuous chip samples along a 480-m long trench, with samples analyzed for 36 elements by the ICP method. The last 95 m of the trench was found to be significantly mineralized with gold, and samples above 100ppb were re-analyzed by metallic sieve fire assay.

During the 2007 exploration season, an IP geophysical survey (cut-line totaling 20 line-km) and detailed soil geochemistry (299 samples over a 1 km²/0.62 mi² area) were conducted on a cut line grid over the JF Zone and also in an area immediately south of the JF Zone that had not previously been geochemically sampled.

The 2006 discovery trench was extended, and visible gold was noted in a quartz vein sample in the trench. Drill targets have been identified and the JF zone is scheduled to be drilled in 2008.

PIONEER ZONE

2007 percussion drilling results on the Pioneer gold zone at the Lone Star project include intersection of 1.54 g/t gold over 15.2 m *(Press release #17, December 18, 2007)*.

A five-hole percussion drilling program totaling 455.7 m/1495 ft was conducted in August and September, 2007 at the Pioneer Zone, which lies about 500 m/1640 ft southeast of the Lone Star Zone and is thought to be an extension of that mineralized zone. This is the first drilling by Klondike Star that has targeted the Pioneer Zone, site of the former Pioneer workings. The Pioneer Zone was the focus of underground exploration for gold in the same era as the Lone Star mine (ca. 1911). The zone has previously been explored by shafts and an adit driven circa 1911, by trenching, bulk sampling and sparse drilling by previous operators. Mineralization has been identified within a northerly trending area roughly 600 m by 200 m/2000 ft by 650 ft, however this area is open in all directions. The intersection of the Pioneer trend and the northwesterly Lone Star trend is thought to be a particularly favorable target, as seen in holes 4 and 5 in the table below.

The Pioneer Zone is geologically similar to the Lone Star Zone, but is cut by a northerly trending late-stage quartz-feldspar porphyry dyke. Determining the distribution of gold and geological controls on mineralization are challenging in this area due to complex geology and poor outcrop exposure. An IP geophysical survey was conducted here in 2006, and the 2007 drill program partially followed up on anomalies generated by this work.

Holes were drilled in a 550-m/1800 ft-wide northerly fence along the zone near the center of its trend. The two northernmost holes, 4 and 5, tested a subtle chargeability anomaly target identified by the geophysical contractor within a corridor along the trend of the Lone Star Zone. This area is now considered to be a high priority target, as both holes intersected highly anomalous gold values over their entire widths, with narrower intervals of higher grade. Highlights of the drilling in this area include 0.32 g/t gold over 76.2 m/250 ft, including 1.54 g/t over 15.24 m/50 ft (with a maximum value of 7.4 g/t over 1.5 m/5 ft) in hole 07PZ-5. Of note, the last interval in this hole returned 1.48 g/t gold over 1.52 m/5 ft, indicating high untested potential at depth.

The highest potential IP chargeability anomalies in the Pioneer-Lone Star East area have not been drilled yet, however, progress has been made in developing access trails into these areas. The collapsed portal to the 1911 Pioneer adit has been excavated to solid rock, and rehabilitation of this adit is being considered. The mine workings were driven to explore a narrow quartz vein bearing visible gold which is exposed near the portal.

A 15 line-km grid was cut with soils and IP survey completed, along with 200 m of new trenching.

A first bulk sample test from a trench near the Pioneer Zone was completed and a small bulk test from the 310 Zone also processed. The 310 zone is a continuous, narrow vein located about 1500 m/4921.3 ft southwest of Eldorado Creek on the Lone Star property. This vein has returned chip samples up to 1.12 g/t gold over 1.32 m/4.3 ft.

NUGGET ZONE

Assay results from a three-hole HQ diamond drilling program conducted in 2006 intersected 98.7 g/t gold over 0.90 m. The Nugget zone lies on the south side of Eldorado Ridge, 2 km southwest of the former producing Lone Star mine. The Nugget zone had not previously been drilled. Holes 1 to 3 were drilled near a zone previously identified by trenching and bulk sampling. Highlights from these holes, tabulated below, include 98.7 g/t gold over 0.90 m, in hole 06NZ-02. True widths of the mineralized horizons have yet to be determined. All three holes intersected narrow zones of moderate to high grade within broader low grade intervals.

Gold on the property is present as coarse free gold, with pyrite in disseminations, and locally is associated with narrow discordant quartz veins. The mineralized zones are associated with quartz-carbonate-pyrite alteration, and are hosted by felsic metavolcanic schist.

Assay Table HOLE No.	Azimuth	DIP	From (meters)	To (meters)	Interval (meters)	GOLD (grams/tonne)
06NZ01	--	-90	6.00	7.00	1.00	1.42
and			32.25	45.50	13.25	0.14
and			89.00	95.00	6.00	1.31
including			90.50	91.25	0.75	4.54
06NZ02	65	-50	28.90	32.15	3.25	27.50
including			28.90	29.80	0.90	98.68
and			37.65	40.65	3.00	0.28
and			55.00	63.50	8.50	0.34
06NZ03	65	-50	23.60	28.50	4.90	5.89
including			25.60	26.50	0.90	30.15

Prior exploration results include chip sampling of a previously untested trench interval at the Nugget Shear zone that has assayed 42.50 g/t gold over 4.0 m, including 74.03 g/t gold over 2.0 m.

A 350 m long trench dug in 1994 by previous operators was historically sampled intermittently, with a 2 m sample collected every 10 m. This prior work identified several zones of interest, including a 30 m interval averaging 404 ppb gold based on the partial sampling procedure. This anomalous interval was continuously chip sampled in 2004 with 2.0 m intervals, which identified the significant interval reported above. The high grade interval is hosted in inconspicuous, sheared quartz-muscovite schist with minor, irregular white quartz veins up to 5 cm wide.

Located 190 m northeast of this interval, in the same trench, is a zone reported by Newmont to average 4.42 g/t gold over 18 m, including 9.94 g/t gold over 6 m. The 6-m interval was tested by bulk sampling in 1996 by independent consultants James E. Tilsley & Associates Ltd. The Tilsley bulk sample indicated an average grade of 12.5 g/t gold over the same 6 m interval, a significant upgrade compared to 9.94 g/t. The upgrade is thought to be due to more accurate results from bulk sampling where a significant gold "nugget effect" is present.

The Nugget Shear zone lies on the south side of Eldorado Ridge, 2km southwest of the former producing Lone Star mine. A 100-m long trench, TR96-27 was dug in 1996, 50 m to the west of the area in trench TR94-02 that was bulk sampled in 1996 (12.5 g/t gold over 6.0 m), but not sampled at that time. Sampling in 2004 of this trench has identified narrow white quartz veins up to 8cm wide which contain high grade gold, within a much wider zone of low grade gold (0.57 g/t gold over 14.5 m). This mineralization is thought to correlate with the bulk sample zone, and with mineralization previously identified in other parallel trenches also dug in 1996. The mineralized zone has a minimum strike length of 200 m, a width of up to 18 m, and is open to the east and west.

Exploration work is ongoing in the area of the second zone, which lies 190 m to the southwest. Plans for the Nugget Shear zone include additional trenching, bulk sampling, and drilling.

Detailed information on exploration program results is reported in annual exploration assessment reports prepared by Klondike Star's geology department under the supervision of William D. Mann, M.Sc., P.Geo. and Competent Person. See reports identified in the References section.



Logging diamond drill core.

EXPLORATION RESULTS, MINERAL RESOURCES AND MINERAL RESERVES

PROJECT DATA AND INTERPRETATION

The evaluation criteria for reporting of exploration results, mineral resources and mineral reserves include the following subjects.

1. Location of project data

2. Geological data

3. Topography

4. Sampling (a) Method, (b) Preparation, (c) Analysis, (d) Specific gravity and bulk tonnage

5. Geological interpretation and model

6. Method and assumptions for estimate tonnages and grades

The content of each is described in the SEC Reserves Working Group/SME Resources and Reserves Committee of the Society for Mining, Metallurgy, and Exploration, Inc., 2005, April. Recommendations Concerning Estimation and Reporting of Mineral Resources and Mineral Reserves, 2005 SME Guide, Table 1, pp 36-38.

As part ongoing mineral exploration, geological analysis and mapping, the Company develops and maintains extensive documentation, data, maps, images, graphs and figures as hard-copy and electronic records.

Information, maps and references on the foregoing matters are generally contained in the annual exploration assessment reports on the Lone Star properties, in the main body or technical appendices, prepared by Company geologists under the supervision of William D. Mann, M.Sc., P.Geo., Exploration Manager and Competent Person. These reports are filed with the Yukon Department of Energy, Mines and Resources. Additional information and supporting resources are maintained on Company computer systems and records.

Related information to one or more of those criteria is contained or reported in other ways. For example, detailed summaries of exploration methods and standards are described in the Form 10-K to February 29, 2008 filed with the U.S. Securities and Exchange Commission. In addition, it is common for sampling or analysis methods or standards to be described in technical press releases on drilling results. An example follows:

> "Drill core is delivered to the core shack by the drill contractor, Advanced Drilling Ltd., where the geological staff photographs and logs the core for geological and geotechnical details. The core is then sawn in half lengthwise using a diamond saw, with half core retained for future

examination. The half core samples are sealed and shipped via surface freight to Acme Analytical Laboratories Ltd. of Vancouver, B.C., an ISO 9001:2000 accredited facility, where the core is dried, crushed and sampled by analytical procedure 1DX for 36 elements by ICP-MS. Where gold is found to be greater than 100ppb by ICP-MS, the samples are reprocessed using the metallic sieve fire assay procedure on a 500 gram split."

To govern quality control, productivity and reporting reliability respecting the operation of the Eldorado Bulk Sample Test Plant, specific written procedures were developed by a professional engineering firm and operations supervised by an engineering representative.

In addition to Company analysis, mapping and reporting, the Klondike Research Project being conducted by the University of British Columbia, Mineral Deposit Research Unit funded by Klondike Star is generating reports and publications, including new forthcoming geological maps of the entire Klondike through the Yukon Geological Survey. The March 2007 report from the Klondike Research Project also provided information on recommended refinements in exploration models for example. *(Reference: Mortensen, J.K., Mackenzie D. and Craw, D., 2007 March. Regional Geological and Related Studies of the Klondike Gold District.)*

A final example is represented by the many scientific articles written by professional geologists associated with the Klondike Research Project and the Company that are published in the annual YEG report produced by the Yukon Geological Survey, Department of Energy, Mines and Resources and in other professional and industry publications, such as the Journal of Geochemical Exploration. Some of these are identified elsewhere in this section or included as citations in the References section of this report.

REPORTING CONSIDERATIONS AND CAVEATS

The main objective for the public reporting of exploration results, mineral resources and reserves is to ensure these reports contain sufficient information to allow investors and their advisors to make sound judgments regarding the results and estimates reporting. Underlying this, the public should have confidence that the estimates being presented to them have been professionally compiled and represent mineralization that either has been shown (in the case of reserves), or has a reasonable prospect of being shown (resources) to be economically exploitable. *(Reference: SEC Reserves Working Group/SME Resources and Reserves Committee of the Society for Mining, Metallurgy, and Exploration, Inc., 2005, April. Recommendations*

Klondike Star Mineral Corporation

Bulk Sample Mill

Eldorado Creek

Standard Operating Procedures

Prepared by

D.A. Nelson, P Eng

Revision 1 – January 25, 2007

Concerning Estimation and Reporting of Mineral Resources and Mineral Reserves, 2005 SME Guide, Table 1, p 71)

In addition to the SEC Industry Guide 7, the U.S. Society for Mining, Metallurgy, and Exploration, Inc.'s 2005 SME Guide provide useful guidance on reporting. As well, the Canadian jurisdiction where the Company is operating on its Klondike properties has the Canadian National Instrument 43-101 disclosure standards and associated policies.

Due to SEC requirements concerning the reporting of assessments of mineralized material, the Company has reporting requirements and constraints. These legal expectations are different than those associated with the corresponding standards relating to mineral resources in Canada.

The SEC does not allow the reporting of inferred or indicated or measured mineral resources for example, or even the use of the concept of mineral resources. Many parties hold the view that information on inferred, indicated and measured mineral resources makes it possible for shareholders and investors to be better informed on the systematic progress being made by a mineral exploration company. Klondike Star's management is of the opinion that the Company could be in a position to report known mineralization using those reporting classifications consistent with methodologies used by other mineral exploration and mining companies. Such reporting would not constitute the assessment and reporting of a mineral reserve. For such a declaration, the SEC requires support from a full feasibility study done to bankable standards, whereas support of a pre-feasibility study is the minimum requirement in Canadian regulations.

The information, including estimates and ranges are exploration information about targets or potential. They are provided as conceptual projections. Although it has taken professional care in formulating the information, the Company can not represent and is not representing the information contained in this progress report as an estimate of Mineral Resources or Mineral Reserves and cannot be relied upon as compliant with Canadian Instrument NI 43-101.

For a detailed understanding of the SEC framework for reporting that governs what a publicly traded, U.S. mineral exploration and development company can disclose, please refer to "Recommendations Concerning Estimation and Reporting of Mineral Resources and Mineral Reserves," April 2005.

As a U.S. reporter issuer, Klondike Star must adhere to the SEC reporting guidelines. At the same time, the Company believes that it must go as far as it reasonably can to respect Canadian disclosure standards and industry best-practices.

Canadian definitions of mineral resource

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase 'reasonable prospects for economic extraction' implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource
An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result

of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource
An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource
A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Reference: Canadian Institute of Mining, Metallurgy and Petroleum, 2005, December 11. CIM Definition Standards - On Mineral Resources and Mineral Reserves. http://www.cim.org/ committees/guidelinesStandards_main.cfm)

ESTIMATES OF GOLD MINERALIZATION

Professional perspectives on the Klondike and Lone Star property

In 2004, Dr. J.H. Montgomery, P.Geo, P.Eng., an independent professional reviewer of the Klondike properties now forming the Lone Star Gold Project, stated,

> "The Klondike Star property is now ready for large scale, intensive and detailed exploration. It is obvious that the proximity and close geologic relationship of the sub-parallel shear zones and the distribution of placer gold is more than a coincidence and that there is reasonable hope for a large, significant gold deposit. The management and geologic team of Klondike Star Mineral Corporation are convinced that the comprehensive exploration programs designed for the project which consist of direct methods (mapping, geochemistry, trenching, drilling and underground bulk sampling) will finally unlock the "secrets" of Klondike gold."

In 2005, Dr. James Mortensen, P.Geo, P.Eng., Professor of Geology and leader of the Klondike Research Project stated,

> "We've identified basically four major areas that appear to have been the sources of almost all, I would say probably at least 90%, of the placer gold that was recovered here. And one of the areas that appear to have generated much of the gold, certainly for Eldorado Creek and for much of Bonanza Creek, appears to have been the Lone Star ridge that is being explored intensively by Klondike Star."

In 2006, Dr. James Mortensen, P.Geo, P.Eng., Professor of Geology and leader of the Klondike Research Project stated,

> " … Where did this really enormous amount of placer gold come from? (The Klondike goldfields have produced ca 14 million ounces since discovery in 1896.) … The idea of being actually close to having an answer is exciting."

In 2006 and again in 2007, Klondike Star's Exploration Manager, Bill Mann, M.Sc. reiterated:

> "The Lone Star represents an extensive mineralized area with a large tonnage, low-medium grade gold resource augmented by higher grade zones that warrants continued exploration and intensive evaluation for potential mine feasibility and development."

Lone Star Zone, one of five major exploration targets

Klondike Star management has formed an opinion of the gold content of the Lone Star Zone at its Klondike property, based on geological evidence and sampling. Gold mineralized rock at Lone Star displays geological continuity, and a reasonably assumed but not verified continuity of gold grade. The opinion is based on geological mapping and sampling of trenches, pits, workings, bulk samples, reverse circulation drill holes and diamond drill holes. The opinion is based on limited information insufficient to allow the complete application of technical and economic parameters to enable an evaluation or declaration of a mineral reserve. This report on the Scoping Study indicates substantial progress in evaluating these factors, nonetheless, the Company reserves judgement for the completion of the planning process.

The Lone Star Zone is believed to contain 13,151,900 tonnes at a grade of 0.60 g/t gold, for a total gold content of 7,855,569 g (or 252,562 troy oz) of gold.

The Lone Star opinion is based on 14,730 m of drilling in 109 drill-holes. Drilling was conducted in seven programs between 1986 and 2006.

Note that this estimate does not include any of the mineralized material present at the Buckland or Nugget Zones, or other major exploration targets, which have not been tested as thoroughly as Lone Star, and which appear to be less continuous.

The mineralized zone identified in this opinion is about 850 m long, between 80 and 250 m wide (where defined), and between 7 and 65 m thick. A central, higher grade core to the deposit consists of about 2.7 million tonnes grading 1.0 g/t gold, and most of this higher grade resource lies within 75 m of surface. To the southeast there are several layers present, which have been intersected as deep as 160 m below surface, with mineralization extending to the full depth of some holes. Roughly half of the tonnage is present to the southeast of the Boulder Lode pit, and there is considerable untested depth potential in this area, though average grade tends to be low. The zone is also open to the southeast and northwest.

The Lone Star zone is hosted by quartz-muscovite schist, and is associated with disseminated pyrite and carbonate, with minor quartz veining. The zone is not commonly visually identifiable, has no strongly correlated trace elements, and is subject to the "nugget effect."

Forecast expansion of gold mineralization, Lone Star Zone

In January 2008, the Company reported that consolidated analysis of 2007 exploration results together with geological research of the Klondike region by the University of British Columbia's Mineral Deposit Research Unit (MDRU) has resulted in the identification of high priority drill targets at the Lone Star Zone, expected to substantially increase the known gold potential. This zone is one of five major exploration targets on the expansive Lone Star property.

Detailed mapping and re-logging of drill core at the Lone Star Zone by Klondike Star's geological staff has resulted in the first comprehensive geological model of the zone. This model displays the major structures and identifies a major stratigraphic control of gold mineralization that was not previously apparent. The zone is highly deformed, with multiple phases of folding and faulting, and has few obvious geological markers. The rock types at Lone Star grade into one another, with subtle variations in mineralogy and highly variable percentages of the rock forming minerals.

The detailed geology of Lone Star Zone was re-investigated, informed by the recent regional structural geological framework identified by the MDRU. Careful examination of the available rock outcrops at the zone, mostly present in trenches, combined with information available in drill core led to the identification of subtle marker horizons which could be traced across the zone at surface, and into the subsurface. These marker horizons allow for a realistic interpretation of the major folds and faults which control the geometry of the host rocks.

Gold mineralization was found to be strata-bound within certain favourable geological horizons. For the most part gold is disseminated within a muscovite-rich schist which is variably pyritic. Minor quartz veins are locally associated with gold, however most of the gold is not spatially associated with veining. A schistose meta-quartzite forms the footwall to the mineralized unit, and a distinctive, narrow, apple green band of quartzite is found within the muscovite schist that is a consistent marker horizon.

Combining the new geological model with plans and cross sections displaying gold mineralization has led to the identification of numerous locations within the existing Lone Star resource area that are very likely to host additional mineralization. It is also apparent from the geological cross sections that a significant deep gold target is present at the Lone Star Zone that has never been drilled. The maximum depth tested to date is 175 m/574 ft, and the favourable horizon is now interpreted to extend to approximately 400 m/1,312 ft in the Lone Star area.



Locations of previous and proposed drilling on the Lone Star Zone.



Mapping of analysis to target proposed drilling program on Lone Star Zone.

A program of infill, step-out and deep drilling has been planned based on this new interpretation of the geological setting. 11,000 m/36,089 ft of drilling is proposed for 2008 and/or 2009 that is expected to substantially increase the identified gold resource at the Lone Star Zone. This drilling would consist of about 2,000 m/6,562 ft of shallow drilling (maximum 100 m/328 ft) along the southern edge of the deposit in areas that haven't been tested, 4,000 m/13,123 ft to extend the zone to the Pioneer Zone to the southwest, 1,000 m/3,280 ft to extend the zone to the northwest and 4,000 m/13,123 ft of deep drilling (holes of 200 to 400 metesr/656 to 1,312 ft) within the Lone Star resource area.

The Company's systematic and sustained geological work in conjunction with the MDRU has resulted in a breakthrough in understanding of the structural and stratigraphic geological setting at Lone Star. The planned drilling program is highly probable to intersect significant, additional gold mineralization.

Klondike Star also expects to pursue new potential identified by new findings of the Klondike Research Project that could further increase the gold values on the Lone Star property. This ground-breaking research was published in January 2008 and is reproduced in part on page 67 of this report. *(Reference: MacKenzie, D., Craw, D., Mortensen, J.K. and Liverton, T., 2008. Disseminated gold mineralization associated with orogenic veins in the Klondike Schist, Yukon. In: Yukon Exploration and Geology 2007, D.S. Emond, L.R. Blackburn, R.P. Hill and L.H. Weston (eds.), Yukon Geological Survey, p. 215-224.)*

Mineralization needed for economically viable Lone Star mine development

The Scoping Study, on a preliminary basis and based on planning assumptions and detailed technical planning and costing, is providing a target for an economically viable development based on tonnage and grams of gold per tonne of mineralized material, gold price scenarios, capital and operating cost projections for a gold mine having an operating life of at least 10 years.

Modern exploration for mineral resources

The Klondike Research Project builds on work in the Klondike District carried out by Dr. Jim Mortensen over the past two decades and, in particular, on several new research initiatives that were begun during the 2005 field season in conjunction with Klondike Star Mineral Corporation. The proposed work is aimed at producing a complete understanding of the bedrock geology of the district; the nature, origin and distribution of gold-bearing quartz vein systems; and the relationships between lode gold occurrences and the rich placer gold deposits in the Klondike. Results of the study are providing a solid geological and conceptual framework for gold mineralization in the Klondike that serves as a basis for on-going district- and property-scale lode gold exploration in the area by Klondike Star. The project is run by the Mineral Deposit Research Unit (MDRU) at the University of British Columbia (UBC), independent of the company.

Field work during 2006 involved project leader Dr. Mortensen (UBC), Doug MacKenzie (University of Otago); Evan Crawford (UBC MSc student), Dr. Dave Craw (University of Otago) and Dr. Rob Chapman (University of Leeds), supported by Klondike Star's geology staff, information and resources.

Here are some key results of the research program.

Preparing a new 1:50,000-scale geological map of the Klondike District and Indian River area based on valuable new insights respecting bedrock geology, gold-bearing vein systems, and the relationships between placer and lode deposits.

Ongoing work supporting the view that the over 13 million ounces of placer gold recovered from Klondike placer deposits was derived almost entirely from gold-bearing quartz veins of the orogenic type.

Structural studies indicate that it is possible to explain what the specific controls on localization of gold-bearing veins were in individual areas, and thereby develop a predictive structural model that will make it possible to identify new areas of high potential in the Klondike.

It appears there were three major, relatively small sources of placer gold, including the Lone Star Ridge and King Solomon Dome areas (both characterized by the high fineness gold). These known lode gold occurrences are among Klondike Star's exploration targets.

Dr. James Mortensen, Professor, U.B.C. Mineral Deposit Research Unit

James (Jim) Mortensen obtained a master's degree in geological engineering at the University of British Columbia in 1979 and a PhD in geological sciences at the University of California in Santa Barbara in 1983. He taught mineral deposits and mineral engineering for two years at the University of British Columbia and subsequently spent seven years as a research scientist with the Geological Survey of Canada in Ottawa. In 1992, Mortensen returned to the University of British Columbia to take a faculty position. Mortensen's research aims mainly to understand the nature and origin of mineral deposits (especially gold), and, in particular, the specific controls on the development of economic deposits in the Yukon and Alaska. He works extensively in tectonic and mineral deposit studies elsewhere in western North America as well as in New Zealand and Australia. Mortensen has been carrying out geological studies in the Yukon for more than 30 years and has researched the geology and gold deposits of the Klondike District since 1983.

Mineral Deposit Research Unit

The Mineral Deposit Research Unit (MDRU) is an internationally recognized collaborative venture between the mining industry and the University of British Columbia.

Klondike Star Mineral Corporation is one of 43 corporate members which include major and junior mining and exploration companies from Canada, United States, Peru, South Africa and Australia. These include companies like Placer Dome Canada Ltd., Teck Cominco Ltd., Barrick Gold Corp., Kennecott Exploration Ltd., Newmount Gold Co. and NovaGold Resources Inc.

MDRU has collaborative research projects in five continents: North America, South America, Asia, Australia and Africa.

Yet more exploration opportunities

Klondike Research Project is identifying new exploration opportunities for enhancing geological values with disseminated gold as well as benefiting from geological similarities with the Otago gold belt in New Zealand, the closest known parallel to the Klondike region.

Disseminated gold, without quartz veins, occurs in some types of Klondike Schist typically near mineralized orogenic veins. The disseminated gold and sulphide minerals (mainly pyrite) are associated with a distinctive chlorite alteration and weak silicification of host rock. The disseminated sulphide minerals associated with Klondike veins are important as they extend the exploration target for these veins.

The gold placer deposits of the Klondike goldfield have produced ca 14 million ounces since their discovery in 1896. The ultimate source of these extremely rich deposits is presumed to be orogenic (mesothermal) quartz veins hosted in the underlying Klondike Schist (Tyrell, 1907; Rushton *et al*., 1993; Knight *et al*., 1999; Lowey, 2005). The relationship between placer gold and gold-bearing quartz veins is well established on an individual catchment scale and placer gold compositions correspond closely to gold in nearby schist-hosted discordant quartz veins (Knight *et al*., 1999; Mortensen *et al*., 2005). These quartz veins have mesothermal characteristics (Rushton *et al*., 1993) and are hosted in local sites of extension controlled principally by post metamorphic compressional structures (MacKenzie *et al*., 2007). The relative timing of the veins has now been placed in a structural framework of the evolution of the Klondike Schist (MacKenzie *et al*., 2007) and is not associated with any igneous activity. Since their discovery in the late 1890's gold-bearing quartz veins in the Klondike have been the target of many exploration programs and for the past 4 years have constituted the main focus of an extensive drilling program by Klondike Star Mineral Corporation.

The Otago Schist in South Island, New Zealand, has a similar geological history to the Klondike and hosts hydrothermal gold mineralization that formed during the latter stages of metamorphism as rocks were uplifted through the brittle-ductile transition. Like the Klondike, gold mineralization in Otago was not associated with any coeval magmatism. Both metamorphic belts share a similar history of early placer mining followed by the discovery of gold-bearing quartz veins. For over a hundred years the principal source of mined hard-rock gold in Otago was schist-hosted gold-bearing quartz veins (Williams, 1974). Hard-rock miners typically handpicked high-grade quartz veins and ignored the softer (commonly uneconomic) host schist. This changed in the

1990s with the development of the currently active Macraes Mine, a ca 6 M oz deposit that is dominated by low grade disseminated gold with subordinate small (typically meter-scale) gold-bearing quartz veins (Mitchell *et al*., 2006). The bulk of mined material at Macraes, the largest gold mine in New Zealand, is auriferous sulphide-impregnated schist with only minor gold-bearing quartz veins. Hence the current focus of gold exploration in Otago is this newly recognised disseminated style of mineralisation.

Due to its many similarities with Otago, the Klondike Schist is highly prospective for this style of mineralization and large-volume, low-grade gold deposits. Geologists are conducting an ongoing investigation into the association of disseminated gold without quartz veins in the Klondike Schist.

The importance of disseminated mineralisation in Otago gold deposits has only recently been recognised. Prior to the late 1990s with the opening of the currently active Macraes mine, exploration was directed solely at gold-bearing quartz veins. Mineralised schist with disseminated sulphides forms the bulk of the material mined now at Macraes. Higher-grade quartz veins are mined locally, but these form a volumetrically small proportion of the ore. Ore-grade material is composed primarily of mineralised host schist.

Disseminated gold mineralization in the Otago Schist is interpreted to be epigenetic in origin. This may also be the case for disseminated gold described here from within the Klondike Schist, especially that contained within mafic schist hosts adjacent to gold-bearing quartz veins in the King Solomon Dome area. Possible linkages between the scattered syngenetic base metal occurrences and the disseminated gold (and gold-bearing quartz vein) mineralization are still being investigated.

Due to many similarities with the Otago Schist, the Klondike Schist is considered very prospective for disseminated mineralization. Recent drilling shows there is a strong association of gold with disseminated sulphides without quartz veins at Lone Star ridge. The recognition of disseminated mineralization in Klondike Schist is encouraging and has expanded the exploration target and potential mineable width of gold-bearing quartz veins in this area.

Reference: MacKenzie, D., Craw, D., Mortensen J.K. and Liverton, T., 2008. Disseminated gold mineralization associated with orogenic veins in the Klondike Schist, Yukon. In: Yukon Exploration and Geology 2007, D.S. Emond, L.R. Blackburn, R.P. Hill and L.H. Weston (eds.), Yukon Geological Survey, p. 215-224.)

The target is subject to adjustment over time as additional exploration results become available and as gold prices change. The target, a preferred reserve estimate for making a production decision, is currently in the range approximately 38.8 tonnes (42.75 tons) of contained gold. This assumes about 1 gram (+ or -) of gold per tonne of mineralized material at 90% recovery, a gold price of approximately US$700.00 per ounce with sufficient mineral material for at least a 10 year operating mine.

The key issues determining the viability, profitability and long-term operating horizons for the Lone Star Gold Project, identified through the Scoping Study include recoverable gold potential, permitting requirements and regulatory approvals, operating costs, particularly energy supply, waste rock management, gold price, capital costs and financing. No other factors studied to date have identified possible absolute impediments or challenges that could not be reasonably mitigated or managed.

Based on the information available, including the results from Company exploration activities since December 2003 and mine planning through the Scoping Study process, the Company is of the opinion that approximately 25% (253,000 troy oz) of the required volume of mineralized material, currently identified by the Scoping Study for economic viability, has been delineated with reasonable confidence in the exploration results. Exploration results have been derived from a combination of soil geochemistry, ground geophysical surveys, trenching, bulk sampling, and diamond, reverse-circulation, and percussion drilling focusing largely on one exploration target – the Lone Star Zone, site of the original Lone Star Mine (circa 1912-1914).

Viability is dependent on a number of factors, of which the gold resource quantum/grade, production cost estimates, and the current and future price of gold, are central drivers.

Management is also, on balance, reasonably confident in current projections for a substantial increase in gold mineralization on the Lone Star Zone, possibly 2-3 fold increase, that could be realized from the planned program of infill, step-out and deep diamond drilling in and around the already drilled and assessed zone of mineralization.

Should these results be achieved, with current gold prices (and increasing annual averages and three-year moving averages) and continued refinements of a low-operating cost mining plan and other Scoping Study planning assumptions, they could provide 50-75% of the required tonnage. If achieved, management would expect to accelerate mine feasibility and planning for development.

The Company's views are supported by the fundamental geology of the Klondike region that includes the Lone Star Gold Project, and the 5 major exploration targets that extend over large areas with opportunity for the existence of multiple mineralized zones, along both strike and dip.

The Company believes that its progressive and systematic exploration programs will continue to increase the known, assessed and reportable gold potential of the Lone

Star properties. This forward-looking statement is based on a number of factors including:

- the proposed drilling program for 2008 based on recently announced breakthroughs in geological understanding;

- the findings, improved understanding of the structural geology of the entire Klondike region, and the refined Company exploration model based on the results of the Klondike geological research project being undertaken in cooperation with the Company by the U.B.C. Mineral Deposit Research Unit;

- the new exploration targets for investigation identified by recent IP geophysical surveys,;

- Klondike Star has unprecedented benefits from the work being conducted by an extremely qualified group of Canadian and international geologists through the Klondike Research Project;

- the new possibilities relating to dissemination of gold and parallels with the Otago gold belt in New Zealand;

- the expansive size of the Lone Star Gold Project with many areas not yet investigated with modern exploration methods.

The exploration program findings and gold recovery potential of other Company projects within the Klondike Region, such as the intermediate-stage Dominion Project, add to the Company's regional gold recovery potential.

Evaluation criteria for declaration of a mineral reserve

Through the Scoping Study and ongoing work, Klondike Star is addressing all of the evaluation criteria in a pro-active manner. The Company has satisfied certain key criteria for determination of mineral resources and mineral reserves, such as with respecting to permitting and legal considerations. For example, in order to report a Mineral Reserve, SEC and U.S. mining industry best practices suggest that Klondike Star ought to demonstrate that:

- it has control of mineral title sufficient to allow eventual extraction of the mineral being reported;

- there are no known obstacles to mining; and

- there is a reasonable expectation that all permits, ancillary rights and authorizations required for mining can be obtained.

Reference: SEC Reserves Working Group/SME Resources and Reserves Committee of the Society for Mining, Metallurgy, and Exploration, Inc., 2005, April. Recommendations Concerning Estimation and Reporting of Mineral Resources and Mineral Reserves, p. 68.

To support this conclusion Klondike Star reviewed all legal and permitting requirements and has documented the results in this report and other research reports. In addition, to demonstrate reasonable expectation that all permits, ancillary rights and authorizations can be obtained, the Company must show understanding of the procedures to be followed to obtain them. Information on the Yukon Socio-Economic and Environment Assessment Process, quartz mining authorizations and water use licenses is included in this report. The Company has experience with the regulatory processes governing mineral exploration and mine development in the Yukon, Canada. For example, in 2007, Klondike Star Mineral Corporation completed a similar process to obtain approval for the development and operation of the proposed Indian River Gold Mine (alluvial gold property) in the same region as the potential Lone Star Gold Project.

An overview of the completion status of the evaluation criteria for completing a Technical Report (and reporting of a Mineral Resource or completing and reporting a "Declaration of Mineral Reserve") is provided in the section, Next Steps.

New geological research and analysis targets the Klondike gold district and properties held by Klondike Star

The Company also notes the value of recent reports published on major Klondike regional (gold related) geological studies by the government Yukon Geological Survey in February 2007 and January 2008, and in the Journal of Geochemical Exploration and other publications. These publications were authored by various senior members of the Klondike Research Project team from the University of British Columbia Mineral Deposit Research Unit (Dr. J.K. Mortensen/MDRU, D.J. MacKenzie and David Craw/University of Otago, R.J. Chapman/University of Leeds, D.P.G. Bond/Yukon Geological Survey) and the Company's Chief GeoScientist, Dr. Tim Liverton.

Examples of these reports include and others identified as References:

MacKenzie, D.J., Craw, D., Mortensen, J.K. and Liverton, T., 2007. Structure of schist in the vicinity of the Klondike goldfield, Yukon. In: Yukon Exploration and Geology 2006, D.S. Emond, L.L. Lewis and L.H. Weston (eds.), Yukon Geological Survey, pp. 197-212.

Bond, D.P.G. and Chapman, R.J., 2007. Evaluation of the origins of gold hosted by the conglomerates of the Indian River formation, Yukon, using a combined sedimentological and mineralogical approach. In: Yukon Exploration and Geology 2006, D.S. Emond, L.L. Lewis and L.H. Weston (eds.), Yukon Geological Survey, p. 93-103

Chapman, R.J. and Mortensen, J.K., 2006, Application of microchemical characterization of placer gold grains to exploration for epithermal gold mineralization in regions of poor exposure; Journal of Geochemical Exploration, v. 91, p. 1–26.



ENVIRONMENTAL AND SOCIO-ECONOMIC CONDITIONS, OPPORTUNITIES AND EFFECTS ASSESSMENT

This component of the Scoping Study involves several inter-related elements that are iterative as more information is gained through research and community engagement and the application of industry sustainable development best practices. Matters being addressed include:

- baseline information gathering;

- consultation, community engagement and research (*e.g.* water surveys, etc.);

- issue identification and analysis regarding valued environmental and socio-economic components;

- assessing potential environmental and socio-economic effects;

- identifying mitigation and management measures;

- opportunity identification and plans for socio-economic benefits;

- avoidance, mitigation, management solutions, and

- any issues identified for further study, coordinated planning arising from dialogue with Tr'ondëk Hwëch'in First Nation, the Municipality of Dawson City, departments and agencies of the Government of Yukon, community and environmental organizations.

This section of the Scoping Study cannot be completed until substantive discussions are undertaken with community, regional and territorial representatives and the identified data gaps have been filled.

As part of its ongoing relationship with the First Nation, Klondike Star will hold specific discussions with the regional Tr'ondëk Hwëch'in First Nation on a variety of matters. Discussions will occur with the Government of Yukon to address road access and a utility corridor. Dialogue will occur with the Municipality of Dawson City, the First Nation and the Government of Yukon respecting such matters as housing options for construction and operations, employment and training opportunities for local, Yukon and northern/western workers, and impacts on health and education infrastructure and services.

An overview summary of information and considerations with respect to environmental and socio-economic conditions follows.

SCOPE OF PROJECT

The area covered by Klondike Star's mineral claims is outlined in the maps accompanying this report. The area covers most of the 115O/14 1:50,000 NTS map sheet. However, as the project may have effects outside of the claim blocks, the area studied extends beyond these to natural boundaries such as drainage basins and heights of land.

The project area has been affected by placer and hard-rock mining activity for over a century and relevant information from this period in included in the study information. More specific and detailed studies commenced following the acquisition of the property in late 2003. These are referenced in this Scoping Study. Various studies are ongoing and others will be commenced as project planning develops.

It is anticipated that the mining project will be active for a period of about 10 years following which reclamation activities will take place. Beyond that there would be long term management of wastes in a manner that mitigates any potential impacts.

GENERAL PHYSIOGRAPHY

The project site is located in the Klondike Plateau ecoregion of the Boreal Cordillera ecozone. This ecoregion is part of Beringia which escaped glaciation over the past 3 million years. This ecoregion is characterized by smooth topped ridges dissected by deep, narrow, V-shaped valleys (from Ecoregions of the Yukon Territory). The project area reaches a maximum elevation of about 1175 m (Eldorado Dome) and its minimum elevation is about 500 m at the northern end of the project area in the Bonanza Creek valley.

The forest is generally composed of black and white spruce. South facing slopes of unfrozen materials contain mixed forests which also include paper birch, trembling aspen, and balsam poplar. The tree limit is at about 1000 m but a few trees survive even on the top and south facing slopes of the Eldorado Dome. Periodic fires result in local increases in trembling aspen and paper birch.

Despite extensive impact by human activity such as mining, moose, black bear, wolverines, martin, lynx, and snowshoe hare are still relatively common. The Fortymile barren-ground caribou heard which once roamed the area no longer does. Birds common to the boreal forest are also found here.

TERRAIN HAZARDS

The Eldorado and Bonanza Creek valleys are relatively steep sided valleys and any road to the mineralized areas (mostly at about 1,000 m), will have a fairly steep gradient. The steep slopes will have a tendency to slough when disturbed, particularly in (prevalent) permafrost areas. These valleys will also make it challenging to locate a specific site convenient to the construction of a mill and to locate appropriate mine waste rock and tailings containment areas.

The project site is in an area that is prone to seismic activity. The 2005 National Building Code classifies the seismic data for Dawson City as having 5%-damped horizontal spectral acceleration values for 0.2, 0.5, 1.0, and 2.0 seconds as being 0.54 g, 0.34 g, 0.17 g, and 0.094 g respectively. The horizontal Peak Ground Acceleration value is 0.25 g. The Company is using a background paper to the Code earthquake ratings available from *www.earthquakescanada.nrcan.gc.ca*.

CLIMATE

The climate of the ecoregion is described as being strongly continental with warm summers and very cold winters. Mean monthly temperatures range from -26.7°C in January to +15.6°C in July. Precipitation averages 300 to 500 mm per year with the wettest periods being the summer months and the driest period the late winter months. Detailed weather records are available from Environment Canada for the Dawson City airport situated in the Klondike river valley at an altitude of 370 m.

Some weather observations have also been gathered at the Klondike Star exploration camp and these are detailed in the baseline hydrological reports compiled for Klondike Star by Gartner Lee Ltd.

A two year wind resource assessment on the top of Eldorado Dome at 1175 m in elevation for the purpose of assessing the possibility of wind power generation is being carried out by Leading Edge Projects Inc. This involves instrumentation on a meteorological mast up to 50 m high. Data being gathered in 10 minute time steps includes wind speed, vertical wind speed profile, wind direction, temperature, and barometric pressure. The wind at this higher elevation is substantially higher than at the airport and the direction is independent of the valleys below. The temperature is more moderate – slightly lower in summer and noticeably less cold in winter due to inversions. Temperatures may be as much as 20C degrees higher than at the airport, indicating a gradient of up to 2C degrees for every 100 m of altitude gain as noted in reports noted in the References section.

AIR QUALITY

Air quality is the same as found regionally as there is little impact from human activity. During the construction and operational phases of the project air in the area will carry some additional dust (particulate matter) and exhaust from the open pit mining and construction activities.

NOISE LEVELS

Noise levels are the same as found regionally. In the summer there is the sound of local placer mining and related activities, and in winter there is virtually no human activity. During the construction and operational phases of the project noise levels will increase substantially in the area from the open pit mining and construction activities. Post reclamation there will again be little impact from human activity.

VEGETATION

The forest is generally composed of black and white spruce. South facing slopes of unfrozen materials contain mixed forests which also include paper birch, trembling aspen, and balsam poplar. The tree limit is at about 1000 m but a few trees survive even on the top and south facing slopes of the Eldorado Dome. Periodic fires result in local increases in trembling aspen and paper birch.

Shrub birch, willow, Labrador tea, alpine blueberry, and ericaceous ground shrubs dominate the shrub layer, overlying extensive foliose lichens and feathermoss [Kennedy and Staniforth, 1995] (from Ecoregions of the Yukon Territory).

WILDLIFE

Despite extensive impact by human activity such as mining, moose, black bear, wolverines, martin, lynx, and snowshoe hare are still relatively common. The Fortymile barren-ground caribou heard which once roamed the area no longer does. Birds common to the boreal forest are also found here.

PROJECT AREA DRAINAGE BASINS

Bonanza Creek and its tributaries, including Eldorado Creek, drains most of the claim holdings and all of the area in which mining activity is expected to take place. Bonanza Creek drains into the Klondike River which in turn drains into the Yukon River.

The southern extreme of the property is drained by Quartz Creek and its tributaries. Quartz Creek drains into the Indian River which in turn flows into the Yukon River, upstream of the confluence of the Klondike River with the Yukon River.

WATER BODIES AND DRAINAGE PATTERNS

The creeks and rivers described above are the only significant water bodies; there are no lakes in the area. The drainage patterns of Bonanza and Eldorado Creeks are described in the baseline hydrology reports by Gartner Lee Ltd. noted in the References section. This work has been ongoing since 2004.

SEASONAL FLOW VARIATIONS

Seasonal flow variations are described in the baseline hydrology reports by Gartner Lee Ltd. noted in the References section. There is a short spring freshet as the snow melts, and subsequent summer variation is a function of rain events in the project area and activities of placer miners active on both Bonanza and Eldorado Creeks. During the winter the flows decrease to minimum in late winter/early spring until local snowmelt augments the flows.

SURFACE AND GROUNDWATER FLOWS AND PROJECT RELATED CHANGES

Groundwater flows have not been studied to date. Surface flows have been the subject of study by professional hydrologists as described in reports noted in the References section. The milling process of the proposed project will require more water than is available from Eldorado and Bonanza Creeks. It is proposed that the additional water be obtained from infiltration wells in the Klondike River valley and pumped to the mill. While some of this water will be tied up in the discharged wastes, it is anticipated that there will be increased water flow in Eldorado and Bonanza Creeks as a result of the project during its operational phase.

WATER CROSSINGS

At present, the Eldorado Creek road (used by the placer miners active on it and the traveling public) must cross this creek by a ford. Klondike Star's exploration camp access is also via this road and its ford. It is anticipated that in the construction and operational phases of the project, a bridge will be built as part of the required road improvements. There are also several small and intermittent water courses on the property that would need to be crossed. Culverts rather than fords are planned.

WATER COURSE TRAINING

At this time it is not known whether any water course training will be required for the project activities.

WATERCOURSE DIVERSIONS

At this time it is not known whether any water course diversions will be required for the project activities.

HYDROMETRIC DATA FOR PROJECT AREA

The hydrometric data for the project is being gathered on Eldorado and Bonanza Creeks as described in the reports identified in the References section.

WATER QUALITY

Water quality sampling is done at a number of sites on the Eldorado and Bonanza Creeks as part of the baseline hydrology work. The results of this work are tabulated in the reports identified in the References section.

HYDROGEOLOGY

The host rock and mineralization in the project area appear to cause localized elevated levels of dissolved and suspended elements such as Al, As, Cd, Co, Cu, Fe, Pb, Ni, and Zn as described in the reports identified in the References section. More detailed work will need to be done on geological effects on the ground water in future.

AQUATIC ECOSYSTEMS AND RESOURCES

Fish

Extensive studies have been conducted by various agencies in connection with the classification of rivers and streams in the Klondike. It is not believed that there are any fish in either Eldorado or Bonanza Creeks due to the extensive placer mining effects over more than 100 years. Nonetheless, a specific study may need to be done to confirm this.

Benthic invertebrates/periphyton

There is no known information at hand on these, but there are not expected to be significant values in the creeks due to the history of placer mining.

Stream sediments

The baseline hydrology work being conducted measures the suspended sediments. Suspended sediment levels in Eldorado and Bonanza Creeks can be high due to active placer mining on both creeks and many of their tributaries. This information is contained in the reports noted in the References section.



Presentation to Tr'ondëk Hwëch'in First Nation of a fall shot of the Eldorado camp for provision of construction services.

COMMUNITY/PROJECT AREA INFORMATION

The Lone Star property is located about 20 km southeast of Dawson City, a community of about 1,200 people (year-round). This community, the former capital of Yukon, was established at the time of the Klondike gold rush in about 1898. It is the home community for the Tr'ondëk Hwëch'in First Nation government, and their main residential community. The Lone Star property is in the Traditional Territory of the First Nation and subject to the Tr'ondëk Hwëch'in First Nation's Final Agreement.

A more detailed socio-economic profile and assessment can be prepared later in 2008 when the information from the last census of Canada becomes available and community engagement proceeds.

LAND AND RESOURCE USE

The area was historically used by the Tr'ondëk Hwëch'in people in their daily lives, which included hunting, fishing and berry gathering. The area is still covered by active trapping concessions, but the larger game animals are now less common due to the active placer mining in the area. Fish resources are absent from Eldorado and Bonanza creeks due to the impact of placer mining for over 100 years.

Tourists interested in the Klondike gold rush and placer mining often travel in this area during the summer/fall.

Forest resource activities in the area are limited to fire wood harvesting of mainly paper birch and white spruce.

TECHNICAL, MINING AND OTHER FEASIBILITY ISSUES

Klondike Star's planning is guided in all respects by its Environment and Sustainable Development Policy. In this day and age, mining profitability, or indeed mining at all, is about a lot more than just taking minerals out of the ground.

Klondike Star is fully committed to maintaining ecological viability, conserving natural resources and minimizing the impact of its activities on the environment through diligent application of appropriate technology and responsible conduct at all stages of exploration, mine development, mining operations, closure and reclamation. Klondike Star believes it can be a responsible member of the global community facilitating sustainable development in a manner consistent with the Whitehorse Mining Initiative Leadership Council Accord.

Klondike Star believes that solid environmental performance within a sustainable development approach is a leading indicator of a well-managed, efficient and competitive corporation acting in the best interests of its business, its shareholders, its employees, and the communities in which it operates.

In summary, Klondike Star will:

- ensure that aboriginal traditional knowledge is incorporated into environmental management plans;
- ensure that an integrated approach is followed through all phases of mining exploration and development;
- establish and maintain a culture that will pursue excellence in environmental performance as a cornerstone of its corporate environmental management plan;
- develop, design and operate facilities that are based upon the efficient use of energy, resources and materials;
- identify, assess and manage environmental risks;
- develop, maintain and test emergency preparedness plans for the protection of the environment, workers and communities in its operating areas;
- require contractors and consultants to comply with corporate environmental requirements and to monitor their environmental performance;
- ensure there is adequate environmental training for employees and contractors;
- develop understanding of environmental and community concerns through all phases of mining exploration and development;


KLONDIKE STAR
MINERAL CORPORATION

ENVIRONMENT AND
SUSTAINABLE DEVELOPMENT POLICY

CONTENTS

Purpose, p. 1
Application, p. 1
Principles, p. 1
Performance objectives, p. 2
Roles and responsibilities, p. 3
Implementation, p. 5

- ensure that closure and reclamation planning is integrated into mine feasibility planning, development and operations.

Within this context, the key technical issues determining the viability/feasibility, profitability and long-term operating horizons for the Lone Star Gold Project, identified through the Scoping Study are:

- integrated, sustainable, lowest life-cycle cost northern mine design solution

- capital costs and financing

- operating costs, particularly energy supply

- development, permitting and other regulatory approvals

- gold market and price outlook

No other factors studied to date have identified possible absolute impediments or "show-stoppers," challenges that could not be reasonably avoided, mitigated or managed.

INTEGRATED, SUSTAINABLE, LOWEST LIFE-CYCLE COST NORTHERN MINE DESIGN SOLUTION

The Scoping Study is addressing technical matters with respect to the mining methods, processing and recovery, as well as associated infrastructure for mine development and operations, including facilities, equipment, staffing, water, roads and access. In addition, mine waste disposal and reclamation is a central issue for mine planning and proactive management of the end of mine-life in a cost-effective and environmentally appropriate manner.

The technical report prepared for the Scoping Study (Boge & Boge Inc.) includes a detailed analysis of capital and operating costs for:

1. Transportation: road and construction access, equipment delivery, gold to market;

2. Utilities: water, electricity, diesel power and associated infrastructure;

3. Labour: human resources for operating the mine;

4. Property: development of infrastructure and ancilliary buildings;

5. Mining: the mining method and associated equipment;

6. Processing: the processing plant and mill;

7. Mine closure: estimate for clean up;

8. Permitting and licensing;

9. Security: on site and shipping security.

Project description

Klondike Mineral Corporation's Lone Star property is located approximately 20 km south of Dawson in the Yukon Territory, Canada. The proposed gold mine will process approximately 27,000 metric tonnes of ore per day over an expected mine life of 10 years.

Ore will be retrieved at the Lone Star project through open pit extraction. The upper 2 m of fissile ore will be removed using a backhoe and deeper mineralized zones will be extracted through drilling and biasting using ANFO explosives. The ore will be pre-crushed to <150 mm and transported downhill on a conveyor belt to the mill. The mill will be located approximately 300 m below the open pit.

Gold will be extracted through a combination of gravity, flotation and carbon-in-leach (CIL) processing. Approximately 80% of the gold will be removed in the gravity concentrate accounting for 10% of the ore mass. The residual 20% contained in the remaining 90% of the ore mass remains in the gravity tailings (Boge & Boge, 2006). The gravity concentrate reports directly to the leach circuit for further refining whereas gold in the gravity tailings is leached following a flotation circuit. Flotation tailings and leached tailings will be the result of the above process. Both of the flotation and leached/detoxified tailings streams will be neutralized. Tailings management concepts to date have proposed that the tailings streams will be filtered to approximately 15% w/w H_2O content and deposited via a conveyor belt system. Cyanide contained in the tailings from the CIL process would be detoxified prior to filtration.

The proposed project is an open pit hard rock, low to medium grade, large scale gold mining and processing operation. It is anticipated that the open pit mine would produce over 27,000 tonnes per day of gold ore (in addition to waste rock). This ore would come from one or more of several mineralized zones on the property. Waste rock would be placed in appropriate waste rock dumps.

The gold ore would be processed in a mill to yield bullion. The process will involve crushing, grinding, gravity concentration, flotation, cyanidation, and refining. Mill tailings will be disposed of in appropriate containment areas.

Ancillary activities and services will include an improved road access, a power line, and a water supply line. Office facilities, staff facilities, and shops for equipment will form part of the complex and diesel-electric power generation may also take place on site.

Technical details of the proposed project are outlined in the Boge & Boge (1980) Inc. report noted in the References section.

Alternatives to chosen approach

Alternative mining techniques may be investigated, however, the relatively large tonnage near surface deposits will likely only lend themselves to economic mining by open pit.

Metallurgical testing has been carried out and more will be done. The type of ore found on this property would not respond well to heap leaching (it is not significantly weathered) so conventional milling techniques will need to be employed. Testing to date has indicated that gravity concentration augmented flotation, and cyanidation of a portion of the concentrates would be most suitable.

The optimum location for a mill has yet to be determined, but at the base of Gay Gulch is one possibility.

Mine and mill wastes will be stored in appropriate containment areas. The identification of possible storage areas is the subject of a current study by Gartner Lee Ltd.

Technologies

The proposed mining and processing technologies are described above and in some detail in the Boge & Boge (1980) Inc. technical report noted in the References section.

Operations

The proposed operation is outlined in the Boge & Boge (1980) Inc. technical report noted in the References section.

Mineral processing and metallurgical testing

Ore will be retrieved at the Lone Star project through open pit extraction. The upper 2 m of fissile ore will be removed using a backhoe and deeper mineralized zones will be extracted through drilling and blasting using ANFO explosives. The ore will be pre-crushed to <150 mm and transported downhill on a conveyor belt to the mill. The mill will be located approximately 300 m below the open pit.

Gold will be extracted through a combination of gravity, flotation and carbon-in-leach (CIL) processing. Approximately 80% of the gold will be removed in the gravity concentrate accounting for 10% of the ore mass. The residual 20% contained in the remaining 90% of the ore mass remains in the gravity tailings (Boge Boge, 2006). The gravity concentrate reports directly to the leach circuit for further refining whereas gold in the gravity tailings is leached following a flotation circuit. Flotation tailings and leached tailings will be the result of the above process. Both of the flotation and leached/detoxified tailings streams will be neutralized. Tailings management concepts to date have proposed that the tailings streams will be filtered to approximately 15% w/w H_2O content and deposited via a conveyor belt system. Cyanide contained in the tailings from the CIL process would be detoxified prior to filtration.

The target gold mineralization on the Lone Star property is relatively low grade on average and can vary due to the nugget effect. For this reason bulk sampling is carried out and the bulk samples are processed in a custom-engineered bulk sample test mill constructed near the main Eldorado exploration complex on the Lone Star properties. Operating procedures for the bulk sample mill are outlined in detail in the documentation noted in the References section.

Additional work index and gravity concentration tests have been carried out by various third parties. These are described in a technical report prepared by Boge & Boge (1980) Ltd. noted in the References section.

The processing flowsheet is conventional with crushing and grinding followed by gravity separation. Gravity separation products are either sent to the refinery where bullion is produced, or is treated by flotation and cyanidation to yield another refinery feed stream. Tailings are to be disposed of in an impoundment area following dewatering and cyanide destruction. It may be that the cyanidation tailings will be disposed of in a separate area as they are likely to be higher pyrite (and higher acid generation potential). A detailed description of the processing flowsheet is found in the report on the technical study.

It is proposed that the mill be located in the Eldorado Creek valley at an elevation of about 540 m.

Waste handling plans and facilities

Mine waste will be trucked to appropriate engineered rock dumps. Mill wastes (tailings) will be contained in engineered tailings containment areas from which water will be recycled to the mill. Cyanidation circuit wastes will be treated in a cyanide destruction circuit prior to disposal in a tailings containment area. It is possible that the tailings from the cyanidation process will be disposed of in a separate containment area as this stream is likely to be pyrite enriched.

Systems will be in place to deal appropriately with waste streams such as sewage, used oils, and other wastes.

Energy requirements, sources, and supply systems

The overall energy requirement for the project is expected to average about 24 MW electrical energy equivalent. Of this about 3 MW would be diesel only loads (such as mobile equipment), about 9 MW would be electricity only loads and about 12 MW could be either diesel or electricity.

The most cost effective arrangement is likely to be a power line from the Yukon Energy grid at the Klondike Highway supplying the mine at its full carrying capacity (the line between Stewart Crossing and Dawson City has a practical limit of about 15 MW) with the remainder provided by on site diesel generation or direct drive diesel equipment.

Since energy costs will be a very high component of the operating cost for the proposed project an energy supply options study was completed, as noted in the References section.

Workforce requirements

Initial estimates indicate that a total of about 156 people would be required to operate the project. Details are provided in technical report by Boge & Boge (1980) Inc. noted in the References section.

Site transportation and communication systems

Transportation of ore from the mine to the mill will be principally by conveyor (possibly some by aerial tramway too). Some limited trucking may also be required. Mine waste will be transported by haul trucks.

Transportation of mill tailings may be by pump or by conveyor (if filtered first).

The transport of workers from the plant area to the open pits will be by suitable buses.

Communications within the property will be by mobile radio or cellphone network and off site communications will be by conventional telephone technology.

Transportation, storage, and handling of fuels and hazardous materials

Fuels and hazardous materials will be transported by approved carriers to appropriate storage devices. Double skinned fuel storage tanks, dry secure storage for any mill reagents, and appropriate secure approved storage for mine blasting explosives. The Company has a Fuel Spill Contingency Plan mandated by the Yukon Water Board in place for its current operations in the Klondike.

Water usage, management systems, and control

Water requirements are dominated by the mill which will require about 3,000 m^3 per hour. Of this all but about 200 m^3 per hour will be recycled, thus a make-up supply of 200 m^3 per hour will be required. More detail is provided in the technical report by Boge & Boge (1980) Inc. noted in the References section.

Effluents, emissions, and waste products; and their treatment, control and management

Mine and mill waste will be in engineered storage areas and effluents from these containments will be monitored. It is not anticipated that there will be any significant acid generation, but if necessary treatment will be provided. There may be a higher pyrite stream of waste from the mill, and if so, it may be stored in a separate containment area in such a way as to minimize acid generation potential.

Waste cyanidation circuit wastes will be treated in a cyanide destruction circuit to remove the remaining cyanide prior to disposal.

Risk management plans including temporary shutdown plan

Risk management and temporary shutdown plans will be developed as part of the project final design process.

Site access and transportation

The site is accessible by the Eldorado Creek and Bonanza Creek roads, located about 20 km from the Klondike Highway (an all-weather BST surfaced two-lane highway). The Klondike Highway provides road access from Whitehorse and the Alaska Highway. It is expected that the transportation of supplies for construction and operation of the mine will be by road transport.

Dawson City has a gravel surface runway at its airport, which is located in a constrained valley, and is probably not suitable for heavy aircraft.

Mining operations

Mining operations will consist of heavy excavators, in-pit mobile crushers, and an ore conveying system. Drilling and blasting of ore and waste will take place as


Klondike Gold Mine

1. Executive summary

Process

2. Mining and processing method
3. Tailings recovery and disposal

Services

4. Process water supply and storage
5. Power supply & electrical power distribution, mcc's
6. Direct drive ball mills
7. Sewage treatment
8. Fire detection, prevention and firewater system
9. Controls system
10. Process monitoring cameras
11. Roads and access
12. Construction helicopter
13. Mine site buildings
14. Permanent personnel housing
15. Temporary construction housing
16. Transportation, bus, fleet, servicing, maintenance
17. Security
18. Health and safety and mine rescue and emergency evacuation
19. Accuracy

Financial

20. Capex spreadsheet
21. Opex spreadsheet
22. Capex summary
23. Opex summary
24. Future activities
25. Conclusion and recommendations

Cover and table of contents for technical study by Boge & Boge (1980) Ltd.

required. Details are contained in the technical report by Boge & Boge (1980) Inc. noted in the References section.

Waste rock disposal

Waste rock will be disposed of in appropriate engineered waste rock dumps.

Ore processing

The ore will be crushed and ground (in water) to the desired fineness. This will be followed by gravity and flotation concentration which will produce gold enriched concentrates of about 10% of the ore and the remaining 90% will be tailings. The gravity concentrate is further treated by a combination of gravity concentration and cyanidation, and the flotation concentrate by cyanidation, to yield gravity and electro-won gold. The gold will be smelted and shipped as Doré bars.

Tailings disposal

Gravity/flotation tailings will be sent to an engineered tailings containment area. These tailings are expected to be inert. Tailings from the concentrate cyanidation circuit are expected to be pyrite enriched so may be disposed of in a separate engineered tailings containment area as acid generation is a possibility, and therefore effluent containment and, if required, treatment can be more easily done.

Dams spillways, cofferdams, and dykes

Details of the engineered structures have not yet been prepared as the identification of mine and mill waste disposal sites is still underway.

Decommissioning

Decommissioning will be dealt with as part of final mine design.

CAPITAL COSTS AND FINANCING

The majority of capital cost components for a Lone Star mining operation have been identified and estimated by an experienced Canadian engineering company. Reference the technical reported noted in the References section. Certain gaps relating to reclamation and environmental protection are subject to further planning and analysis.

The preliminary estimate of capital costs are in the range of $US 250 million to $300 million, subject to further analysis as indicated and consolidation of the costs and benefits of energy supply alternatives. Adjustments for inflation and current/ forecast conditions in the construction and equipment supply industries need to be continually updated.

Based on preliminary discussions with various parties, the Company is proceeding under the assumption that there are several viable options and sources for cost-effective financing of a mine development.

OPERATING COSTS, PARTICULARLY ENERGY SUPPLY

Low, stable and predictable operating costs not only enhance the reasonable prospect of economic viability of mine development, but are a precursor to long-term production strength and profitability in the event of lower gold price conditions. From Klondike Star's perspective, this is a central driver for the mine planning and design process and expected outcomes.

Technical analysis for the Scoping Study has, to date, identified energy supply as the largest single item with the 'base case' ranging between 56 and 61% of operating costs. The 'base case' assumes the most conservative assumptions associated with energy needs being supplied by diesel fuel and diesel generation of electricity.

The Company has completed an energy supply options study, which is a component of the Scoping Study. The study identifies a series of feasible alternatives, including various potential ways to substantially reduce energy operating costs, as well as making the costs more stable and predictable. These are significant advantages that also moderate the potential influence of international market conditions for fuel and emerging constraints on greenhouse gas emissions.

In connection with the assessment of energy supply alternatives, the Company is advancing currently on three fronts:

- investigating wind generation potential on the Lone Star site, as this renewable resource is normally competitive with diesel generation on the margin (18 months of planned two-year project completed);





Energy Supply Options Study

Prepared for

Klondike Star Mineral Corporation

Lone Star Property

By

John F. Maissan

President, Leading Edge Projects Inc.
30 Tay St. Whitehorse Yukon Y1A 4M6
Phone: (867) 668-3535   Fax: (867) 668-3533
Email: john@leprojects.com   Website: www.leprojects.com

June 20 2007

- planning for a bio-fuel feasibility project to determine the availability of blended fuels using locally grown and processed canola; and

- expanding and monitoring a fleet vehicle pilot project to increase the fuel efficiency of Company diesel trucks with the potential to reduce costs by up to 30% based on experience to date.

Excerpted from "Energy Supply Options Study, p.13-15."

Discussion of Evaluation Criteria

The evaluation of options uses a scale of 1 to 5 with 5 being the most desirable and 1 the least desirable. An explanation of how the ranges are proposed to be assigned to each of the criteria used to evaluate the supply options is outlined below.

1. Capital cost

The lowest capital cost option is diesel generation at about $1.1 to $1.2 million per MW of installed capacity; this is rated a 5. The highest cost is likely to be new small hydro projects at about $10 million per MW; this is rated a 1. Other sources are scaled in between these on a straight line basis. The author's estimate of firm or average power output will be used. In actual fact the impact of the capital cost on the cost of energy depends on the sources of the capital, whether equity or debt, the applicable taxes, the interest rate, and the repayment terms that apply to the capital.

2. Energy O&M cost

The highest fuel and variable operating cost option is diesel generation at about $0.24 per kWh which is rated 1. The lowest cost is conservation and efficiency with nil operating cost, is rated a 5 and next lowest is likely to be new small hydro at cost of about $0.01 to $0.02 per kWh. These costs do not factor in any allowances for externalities which would make diesel even more expensive on a relative basis.

O&M cost is a very important variable to any operating mine. The lower the O&M cost the less the risk of having to shut down the mine under adverse conditions, and the greater the opportunities for extended operation on lower grade ores that would not otherwise be economic to process. Similarly the energy supply that has the lowest risk of future constraints, such as a carbon tax, provides the lowest risk to the future of the mining operation.

3. Life cycle costs

This option required a simplified analysis to be conducted. What is used is a mortgage style repayment of capital costs at an interest rate of 6% over the estimated useful life of an option on a per kWh basis. The estimated O&M costs will be added to the capital cost to yield a life cycle cost on a per kWh basis. As discussed earlier, the source of financing available to any project will affect the effective interest rate, so in reality it may be that different supply options will have differing interest rates.

4. Energy cost predictability and stability

This is a subjective assessment of the predictability and stability of the price of energy based on the O&M cost component which is largely the fuel used. The source with no fuel cost and the lowest other O&M cost, hydro, is rated 5, and the source with the highest uncertainty and predictability is rated 1, this is diesel power. Other sources are rated comparatively.

Local supply options, including the Yukon Energy grid connection, which are subject to local decisions and local control, are less risky for a mining operation than those that are subject to national or international markets or controls. Local control and decision making allows these

---

supplies to be responsive to local circumstances and needs. The Minto mine's Power Purchase Agreement with Yukon Energy is a good example of the benefit of local control in that it is tailored to Minto's specific needs.

5. Operational attributes

Operational attributes is a subjective assessment of the ease with which the power source can be integrated with or serve the needs of a mine, including the dispatch-ability (increase, decrease, or turn on or off as needed) of the energy. An on-site or nearby diesel plant is probably be the most advantageous and is rated a 5 whereas wind energy cannot be controlled and also requires good electrical engineering to incorporate into the mine supply (less of an issue if tied into an expanded Yukon Energy grid). It is thus rated 1. Another factor is the risk of fuel spills.

The ease or complexity of the management and operation of power supply options or a power supply portfolio is an important consideration. The main focus must be, after all, the mining operation. So the supply options which require the least amount of management and operational attention is the most desirable. Those which are simplest would include a complete power supply arrangement with Yukon Energy and a dedicated on site diesel power plant. The most complex would include a mixed portfolio such as grid power supplemented by on site diesel and wind energy generation. However, the operation and management of power supply systems can be contracted out so that KSMC staff do not need to be directly concerned with the energy supply unless they wish to be.

6. Security of supply

This is a subjective assessment of the risk of the fuel supply being lost or limited in quantity. The possibility of unscheduled interruptions is also considered. The most desirable sources of power are those with free, natural fuel – wind – are rated 5 and trucked-in fuel is the least reliable and is rated 1.

7. Sustainability

Sustainability is an assessment of the long term environmental sustainability of the energy source. Wind energy is probably the most sustainable and is rated 5, and trucked-in diesel is be the lowest and is rated 1.

8. Environmental attributes

These are the environmental attributes (other than sustainability) of the power supply option. This includes an assessment of impacts such as greenhouse gas emissions, over the long term and other externalities associated with life cycle costing analyses.

Trucked-in diesel is the least environmentally friendly source and be rated a 1 whereas energy sources like wind has very limited impact and is rated 5.

9. Lead time to availability

The time between a go decision on a mine and having the power available to operate the mine is very important. However, long lead time s can be mitigated by advance planning (which KSMC is doing). Those supplies with the shortest lead time, such as diesel generation, are most desirable and are rated 5, and the supplies with the longest lead time, probably hydro at up to 10 years, is rated 1.

10. THFN and local area benefits

Those sources of supply that lend themselves to supplying the greatest local economic benefits, including multipliers and investment in social infrastructure (employment, business and investment opportunities, economic diversification), possibly biodiesel are rated 5, and those with the least opportunity for local benefits, such as Yukon Energy power supply, are rated 1.

11. Yukon and General public benefits

The power sources that provide the greatest long term Yukon-wide benefits are rated 5 and those with least are rated 1. Yukon Energy supply of power probably provides the greatest territory-wide benefit in the form of new infrastructure, the use of any hydro surpluses, and the opportunity to develop new long term cost effective supplies, all of which help stabilize or lower power rates over the long term, are rated 5. Energy efficiency with the least territory wide benefit (except the ESD policy desired socio-economic benefit of reduced GHG reductions and mitigation of climate change that would otherwise have occurred) is rated 1.

DEVELOPMENT, PERMITTING AND OTHER REGULATORY APPROVALS

The Yukon has a stable regulatory regime. A recent, independent national survey of mining executives ranks the Yukon, Canada as among the most improved jurisdictions in the country, 11th among global jurisdictions that are attractive for their mining policies and 14th among all jurisdictions world-wide for current mining potential. (The Fraser Institute Annual Survey of Mining Companies 2006/07, March 5, 2007).

With the advice of experienced technical and environmental consultants, the Company has scoped out requirements and timelines for permitting and regulatory approvals in detail, anticipated and implemented processes requiring attention in advance so as to facilitate timely submissions for review and approval. This includes, for example, amassing three-years of environmental monitoring data, and building credibility with environmental authorities through Company policy, permitting compliance and action.

Furthermore, since the entire Klondike region has been subject to extensive mining activity since the late 1890s, including a responsibly managed heap-leech gold mine operation and closure in proximity to Dawson City, the environmental and socio-economic impacts of mining projects are generally understood and although subject to comprehensive regulatory scrutiny, new projects do not generally face significant issues or local opposition.

The main authorizations and permits required are a positive screening by the Yukon Environmental and Socio-Economic Assessment Board, the issuance of a development authorization by the Yukon Department of Energy, Mines and resources based on the screening, approval of a Type A water licence by the Yukon Water Board, and a Yukon government Class III/IV Quartz Mining Land Use Approval. In addition, there are various other routine permits related to the building and operation of the camps and facilities. A consolidated table of contents


Energy, Mines and Resources • Energy, Mines and Resources • Energy, Mines and Resources • Energy, Mines and Resources
ENERGY, MINES AND RESOURCES (EMR) ASSESSMENT – REGULATORY GUIDE:
A guide to explain how EMR's regulatory regime works with the assessment process under the Yukon Environmental and Socio-economic Assessment Act (YESAA)


YUKON
CANADA'S MINING HOTSPOT


Field Report
Lone Star Project
2007 Hydrology and Surface Water Quality
Prepared for
Klondike Star Minerals Corp.
Submitted by
Gartner Lee Limited
December 2007
Gartner Lee

for the feasibility study, environmental assessment and permitting processes is attached as Appendix 1

The regional, self-governing Tr'ondëk Hwëchin First Nation does not oppose responsible development and the Company believes that its relationship with Tr'ondëk Hwëchin, as well as its major business arm, Han Construction Ltd., is respectful and constructive — built on years of healthy information sharing, dialogue and involvement of Han in the development of the exploration camp complex in the Klondike and the construction of Company offices near the capital city, Whitehorse.

Based on recent industry experience, Klondike Star's own experience (licensing of the proposed Indian River Gold Mine in 2007), the Company does not believe the regulatory process for mine development would compromise the Lone Star Gold Project. In part this is based on the early, pro-active investment in multi-year environmental monitoring and in-depth study of key problems and issues (and consideration of options) during the Scoping Study involving expert northern, environmental and technical resources.

GOLD MARKET AND PRICE OUTLOOK

Global mineral exploration spending reached a new high-water mark in 2007 for the fifth straight year in a row. In a special report prepared for the Prospectors and Developers International Convention (PDAC) in March 2008, the Metals Economics Group advised that worldwide mineral exploration spending (excluding ferrous metal and uranium) reached $10.5 billion in 2008. The Metals Economics Group expects that exploration spending will continue to be driven upward in 2008, the combined result of a well-funded junior sector and the current reserves-replacement requirements of major and intermediate companies. (Source: Metals Economics Group, *World Exploration Trends: A Special Report from the Metals Economics Group for the PDAC International Convention 2008*, March 2008.)

So far in 2008 (to April 25, 2008), daily gold prices have remained $150 above the 2007 annual average price of $695. Gold prices broke through the $1,000 barrier on March 17, 2008, reaching $1,011 on that day. The lowest daily gold price recorded so far in 2008 ($847), was recorded on the first day of 2008 trading (January 2, 2008). (Source: World Gold Council, London PM Fix).

In terms of future prices for gold, the London Bullion Market Association, on the basis of a consensus survey of 24 precious metals analysts, expects the price of gold to average $862 in 2008. (Source: London Bullion Market Association, *Forecast 2008*, 2008). TD Economics expects that gold prices will average $988.75 in 2008. (Source: TD Economics Quarterly Commodity Price Report, March 18, 2008).

Gold price, January 1, 2003 to May 2008



In terms of historical gold prices, the three-year moving average price of gold at February 28, 2008 was $609. (Source: World Gold Council, London PM Fix over period of March 1, 2005 to February 29, 2008). The three-year moving average for the price of gold to the end of March 2008 was $624. (Source: World Gold Council, London PM Fix over period of April 1, 2005 to March 31, 2008).

For purposes of the Scoping Study, the Company is using $US700 per ounce as an estimation of gold prices.

The increasing price of gold and precious metals may result in a new area of economics in the metals sector. At a time when gold was averaging $390 an ounce, management previously considered that one gram of gold per tonne of ore may be sufficient to achieve profitability provided sufficient scale under specific conditions. If future price ranges of gold continue to maintain their current higher levels, it could mean a new understanding of gold mining economics for custom and large-scale mining operations.

The Company has entered into a right of first refusal agreement with an internationally based gold trader (private company) for the purchase of gold produced from its Klondike properties, thereby creating the reasonable prospect of a market for the sale of gold production.

NEXT STEPS

A conventional mine planning process moves sequentially through stages, from exploration, to mineral resource assessment, to pre-feasibility/feasibility studies, to environmental assessment (baseline studies, etc.), to regulatory review and permitting, to detailed design, to financing, to go/no go decision, to tendering and construction, and to labor force and company mobilization and production.

In the Company's opinion, the integrated and forward-looking approach being undertaken through the Scoping Study and related activities has materially shortened timelines for mine decision-making, could substantially reduce costs in advance of reaching the production stage and would position the Lone Star Gold Project for the known and projected world gold market conditions and opportunities.

Subject to corporate priorities, ongoing work that will facilitate completion of a bankable feasibility study as well as the project applications for environmental and socio-economic assessment, development and operating permits includes, but is not limited to, the following.

Determination of economic mineral reserves, environmental assessment and permitting

The Scoping Study has addressed the elements of a Technical Report under the reporting category of "Exploration Results" and some aspects of the information associated with the reporting of "Mineral Resources" and "Mineral Reserves" in accordance with SEC Industry Guide 7 and industry best practices. Ongoing work is expected to address any remaining issues essential to the completion of mine feasibility planning, prepare for a comprehensive environmental and socio-economic assessment and address the key requirements of permit applications in a logical manner.

Areas in dark grey are complete or essentially complete, subject to necessary updating from time to time. Areas in lighter grey are partially or substantially complete, but have aspects that are still being worked on or that would be logically updated or revised as new information becomes available from other studies and engineering and technical planning proceeds. Areas in white remain to be addressed in a complete and final manner. For a description of the requirements in each section, refer to The 2005 SME Guide for Reporting Exploration Results, Mineral Resources, and Mineral Reserves, Table 1. Checklist of Assessment Criteria, pp 35-44, SEC Reserves Working Group/SME Resources and Reserves Committee of the Society for Mining, Metallurgy, and Exploration, Inc., 2005, April. Recommendations Concerning Estimation and Reporting of Mineral Resources and Mineral Reserves.

Evaluation criteria	Exploration results	Mineral resource	Mineral reserve
A. General	This information is complete in the Scoping Study, subject to updating as necessary and appropriate at future reporting points.		
1. Purpose of report			
2. Project description			
3. Project location			
4. Property ownership			
B. Project data			
1. Location of project data			
2. Geological data			
3. Topography			
4. Sampling			
(a) Method			
(b) Preparation			
(c) Analysis			
(d) Specific gravity and bulk tonnage			
C. Interpretation	Mine planning is proceeding concurrently with the delineation of an economic mineral resource and mineral reserve. With the completion of each subsequent mineral exploration season, geological analysis and reporting can be updated and refined.		
1. Geological interpretation and model			
2. Numerical model	Generally not determined.		
D. Extraction	A detailed technical report has been completed based on the base case mining scenario. Future work will explore options, e.g. the process mill/method and generally expand on and refine plans, specifications and cost estimates. In the process of finalizing a full-scale feasibility study and project development applications, any adjustments in the mine plan, methods and costs arising from the integrated planning process would be addressed.		
1. Mining			
(a) Method			
(b) Costs			
2. Processing			
(a) Method			
(b) Costs			
3. Recovery			
(a) Mining			
(b) Processing			
4. Cutoff Grade	Generally not determined.		
E. Infrastructure	A detailed technical report has been completed based on the base case mining scenario. Future work will explore options, e.g. the process mill/method, consolidation of Company buildings servicing the mine, and generally expand on and refine plans, specifications and cost estimates.		
1. Facilities			
2. Staffing			
3. Supplies			
4. Hydrology			
5. Costs			
F. Environmental compliance and reclamation	There is a specific program of ongoing and additional work to be completed before the project could enter the Yukon environmental and socio-economic assessment process and apply for mine permits and licenses for operation. Appendix 1 identifies the matters to be covered. Progress with respect to environmental baseline studies has been made through the Scoping Study including 3 years of hydrology, climate and other field studies. Once a mine plan/design is finalized, a thorough evaluation of environmental and socio-economic effects can be completed, and necessary avoidance, mitigation and management measures determined.		
G. Feasibility	As the Scoping Study proceeds, a full-scale mine feasibility study, Declaration of Mineral Reserves and technical report are expected to be developed, along with project applications for environmental assessment and regulatory approval processes.		

Evaluation criteria	Exploration results	Mineral resource	Mineral reserve
1. Product valuation			
2. Cash flow analysis	Generally not applied.		
3. Valuation method	Generally not applied.		
4. Reserve sensitivity test	Not applicable.	Not applicable.	
H. Risk analysis	Generally not applied.		
I. Resource and reserve calculation			
J. Other considerations			

Community engagement and socio-economic profile

As part of its ongoing commitment to pro-active planning, transparency and collaborative efforts to optimize benefits and identify solutions to potentially significant effects from mine construction, development and operations, Klondike Star expects to begin early-stage information sharing and discussions with the regional self-governing Yukon First Nation Tr'ondëk Hwëch'in, the Municipality of Dawson City, and the Departments of Energy, Mines and Resources and Environment, Government of Yukon. These discussions will inform Company efforts to address socio-economic and environmental considerations.

Data and information from the recent Canada Census are expected to be available starting in 2008. This aspect of the Scoping Study was deferred in order to benefit from the most current statistical data.

The profile will outline the socio-economic conditions in Dawson City and surrounding area, and where appropriate in the Yukon as required to complete feasibility planning and the environmental and socio-economic assessment. It will deal with, but not be limited to:

- community demographics (population size, distribution, ethnic composition etc.);

- education levels and infrastructure;

- economic conditions and incomes (economic base, local GDP);

- labor force (employment, occupations);

- local business and industrial structure (employment by industry, business survey information);

- social and health services;

- crime; and

- land use and housing.

Specific work is also being completed or initiated on the matters described below.

Tailings and waste rock management study

This study commenced during 2007 and is expected to be completed shortly. The work involves a scoping level evaluation of options for tailings and waste rock management at the Lone Star Gold Project, including a review of the available geochemical test work on the mine waste.

The primary drivers that are expected to impact decisions related to mine waste management include:

- large tonnage operation (on the order of 27,000 tpd);

- relative scarcity of water (water to be pumped from Klondike River);

- mountainous terrain with limited options for mine waste disposal;

- cold climate with radically different seasonal depositional conditions;

- discontinuous permafrost across the site (potentially complicated foundation conditions);

- about 300 m in vertical relief between open pit(s); and

- geochemical considerations.

It is anticipated that co-mingling the tailings and waste rock within exhausted open-pits, or even potentially within large active open-pits, may offer a number of distinct advantages over disposal of tailings and waste rock in separate locations. To that end, it will be advantageous to incorporate the open-pits into the mine waste management plan as soon as practicable. In order to minimize the size of the initial tailings and waste rock impoundment(s). The mine waste management plan will also need to address potential geochemical concerns, such as acid rock drainage (ARD) and metal leaching (ML).

This scoping level assessment of mine waste management options will identify and rank potential candidate sites for tailings and/or mine waste rock disposal. The sites will be compared and critically evaluated in the context of storing the tailings and/ or waste rock produced by the proposed mine. Several "preferred" candidate sites will be identified that would be suitable for storing some or all of the anticipated mine waste.The study will also evaluate the suitability of employing a range of tailings consistencies (from conventional slurry to paste tailings to filtered tailings) for depositing the tailings in each of the identified candidate sites. This process will highlight potential "fatal flaws" with various tailings and waste rock management concepts and identify which combinations of tailings and waste rock storage sites and tailings consistencies merit further consideration.

Figures associated with the study report will include: plan maps that clearly identify the sites considered, stage-storage capacity curves for the candidate sites, curves estimating dam volumes required to provide tailings containment, and schematic cross-sections of the "preferred" tailings basin and/or waste rock storage area configurations.

Land and resource mapping and site options for Company facilities and mining infrastructure

Detailed land tenure and other terrain mapping is currently being consolidated, and where necessary gaps are being filled, in order to establish a foundation for ongoing planning, environmental assessment, and permitting.

Siting options on or adjacent to the Lone Star properties suitable for locating Company offices, maintenance complex, and other facilities will be examined.

Wind energy resource assessment

In mid-2008, the wind monitoring project will have completed two years. The full evaluation report is scheduled to be available by year-end. This will assist in ongoing planning for the viability of renewable energy solutions supporting mine facilities and/or production.

Revised estimates of exploration results, mineral resources and mineral reserves

This will be undertaken after the completion of the 2008 exploration field season. Company geologists and its Competent Person(s) will update current information consistent with SEC guidelines, while working to facilitate Canadian National Instrument 43-101 equivalent analysis to support potential reporting requirements in the Canadian jurisdiction.



Renewable energy solutions are being studied on the Lone Star property.

Bio-fuel canola pilot project

Subject to financing and other factors, the Company may proceed with the first phase of the bio-fuel pilot project investigated in 2006 and designed in 2007.

The Company is considering the potential for growing canola with the intention of producing bio-diesel from the harvested seeds as an alternative partially renewable fuel for use on their various projects in the Yukon. The initial pilot project is to determine the best-suited varieties of canola for localized Yukon production of bio-diesel and to identify locations for canola cultivation and processing facilities for Klondike Star, design and implement pilot project.

The project includes consolidation of technical information and scientific advice on canola varieties and requirements for bio-diesel production in a northern, cold climate setting. The focus is on areas where canola is being grown in similar conditions or for similar purpose, including agricultural test areas in Alaska, British Columbia, Alberta and Saskatchewan. Topics of interest include:

- cultivation requirements, including but not limited to: soil characteristics, nutrients, water volumes, degree growing days, seed sources, timing of activities, equipment, and pest control;

- seed characteristics, including those that will have an effect on biodiesel quality and output as well as on potential remainder products of biodiesel production, such as oil volumes and types, protein levels, chlorophyll content, and glucosinates;

- biodiesel production considerations, including oil extraction processes, facility location, oil volumes and processing ratios, and remainder product management;

- availability of government programs that may support this type of initiative; and

- federal and territorial acts, regulations and policies that may influence seed choice and test locations.

Having determined which canola varieties may meet both northern production limitations and bio-diesel production needs, the parameters under which local cultivation trials could occur will be established. The appropriate areas for trials may be in the Klondike and Lake Lebarge areas, since the company intends to grow canola on mining reclamation. Yukon farmers who may have an interest in assisting in the trials have been identified. Detailed implementation arrangements have been identified to support implementation of the testing of canola crops for bio-fuel.

Utility corridor and road access

Options and associated issues have been identified. There is an existing seasonal road used by placer mining operators, residents and tourists that routes into the Lone Star properties off the Klondike Highway near the City of Dawson. It is expected that requirements for potential road upgrading, right-of-ways and a utility (water, electricity) corridor, along with consideration of current reconstruction and maintenance plans of the Yukon Department of Highways and Public Works, would be reviewed and discussed with highway planning representatives of the Government of Yukon as well as neighboring placer mining operators.

Milling process options

Additional, less energy intensive, milling processes are expected to be investigated, along with other useful updating of the mine facility and infrastructure plans.

Assessment of groundwater resource potential in Klondike Valley for mill water supply

The hydro-geological study is to assess the groundwater resource potential in the Klondike Valley for use as a year round mill water supply. The desired yield to successfully meet this resource demand is on the order of 561 (litres) per sec or 888 US gpm. The project will involve the drilling and testing of a small diameter (6-in) test well at one or more locations which conform with the separation distances outlined in the Canadian Well Construction Guidelines and/or Government of Yukon Environmental Health Well Set Back Recommendations. Hydro-geological and water quality data collected from this test well(s) will be used to recommend the potential for constructing a large diameter production well, potentially capable of meeting the specified flow rates on a sustainable basis. Drill cutting returns and undisturbed soil samples will be collected, logged and sieved on an "as needed basis" for well construction design (*i.e.*, screen placement within the formation, well slot size selection, etc.). Throughout the pumping test periodic water samples will be collected for field chemistry to check for variations in water quality. Samples will be analyzed for routine drinking water quality parameters, including hardness, nutrients, metals and bacteria, and will be compared with the current Guidelines for Canadian Drinking Water Quality (and any deficiencies or treatment requirements/concerns will be identified). The results of the chemical analysis will help identify the potential need for water treatment.

Analyses of the pumping test water level fluctuations (*i.e.*, drawdown and recovery) will be conducted to determine the well's sustainable safe yield. A determination of aquifer properties (transrnissivity, hydraulic conductivity) will be made, a measure of the long-term sustainable yield and the potential for a successful, high production water well.



RESPONSIBILITY AND CONTRIBUTORS

Company management assumes full responsibility for this Lone Star Mine Scoping Study report. The project sponsor is Hans Boge, P.Eng., President and the project leader is Donald W. Flinn, P.Eng., Chief Operating Officer.

- **Hans Boge,** P.Eng., President, is a civil engineer, founder and President of Boge and Boge (1980) Ltd., a consulting engineering firm started in 1976 active in the design, feasibility studies and project management of mining, industrial, institutional, commercial, and agricultural projects for a broad range of private and government clients. Boge and Boge (1980) Ltd.'s major clients in the mining sector include Inco and Hudson's Bay Mining and Smelting. In the gold mining sector, customers have included Placer Dome, Campbell Red Lake Mines, Dickensen Mines (now GoldCorp), and Bissett Gold Mine. He is co-founder and president of Canadian Project Management Team Inc., a project development and management service firm developing activities in Ghana and Egypt. Boge is a co-founder of Langreen (1984) Ltd., a construction company operating in Manitoba and Ontario, and is president of Diaser Management (2006) Ltd., a firm providing design-build services to the mining and agricultural processing industries for which Boge has overseen the construction of major mining and industrial projects from all aspects including mechanical, process, structural, electrical, instrumentation, and commissioning.

- **Donald W. Flinn,** P.Eng., Chief Operating Officer, is a civil engineer with over 40 years of business experience in the private and public sectors as an owner/operator of construction companies, a consulting engineer, a corporate executive and a project manager. He is President and CEO of Innovative Construction Technologies, Inc. and former Managing Director of Energy Solutions Centre Inc. of Whitehorse, Yukon. The Centre won several national awards for its performance in energy conservation, renewable energy solutions and greenhouse gas emission reduction. Flinn is past president of the Association of Professional Engineers of Yukon, a former provincial member of the Canadian Standards Association (CSA), and a former Technical Director for the Canadian GeoExchange Coalition, a federally incorporated company.

The primary authors and contributors to studies, discussions, analysis, information and data for the Scoping Study and certain portions of the specific content of this report include:

- **Hans E. Boge,** Chief Engineer, Boge & Boge (1980) Ltd., provides design-build, consulting engineering, project management, feasibility study and business plan services to the mining, industrial, commercial, institutional and environmental fields in Canada and international markets.

- **Chad Davey,** M.Sc, Environmental Scientist, Gartner Lee Limited, specializing in hydrology, climate, water quality, environmental monitoring.

- **Paul Kishchuk,** M.A. (economics), President, Vector Research, an independent economic research consultancy based in Yukon (Canada) with expertise in economic effects and project assessment; energy and resource policy; public finance and northern economics; First Nation taxation and finance; strategic planning and performance measurement.

- **William ("Bill") Klassen,** Lead Consultant, Gartner Lee Limited, an international environmental science, economics, planning and engineering consulting firm with a Yukon regional office, assisted by Cord Hamilton, P.Eng., Gartner Lee Ltd, has decades of experience in major natural resource development project environmental and regulatory assessments in Canada's north, particularly with respect to pipelines, diamond mines and other northern development projects.

- **John Maissan,** P.Eng., President, Leading Edge Projects Inc., has extensive mine management and extractive metallurgy experience, including bringing a 300 ton per day underground gold mine into production. Previously, Mr. Maissan was Mine Manager for the Mount Skukum Gold Mine, Mill Manager for Cyprus Anvil Mining Corporation, Assistant Mill Superintendent for Noranda Mines (Ontario) and an instructor in metallurgy and mineral processing for the Haileybury School of Mines. His work experience as Senior Utility Engineer and Director of Technical Services for Yukon Energy was preceded by service as Director of Energy and Mines for the Yukon government. An acknowledged northern energy expert, in 2001 Mr. Maissan received the R.J. Templin Award for outstanding contributions in the development of Canadian wind energy technology by the Canadian Wind Energy Association.

- **William D ("Bill") Mann,** M.Sc., P.Geo. Exploration Manager, Klondike Star Mineral Corporation and Competent Person responsible for geological analysis, assisted by Dr. Timothy Liverton, Chief Geoscientist, Klondike Star Mineral Corporation. Mr. Mann has nearly 30 years experience in the mining industry working in all stages of the mining cycle and is experienced in environmental geology, including acid-base accounting, mine site environmental assessment and reclamation. Mr. Mann was recently Senior Mine Geologist for North American Tungsten Corp. and has consulted to government and First Nation clients. Mr. Mann serves on the Yukon Council on the Economy and the Environment and the Mining Environmental Research Group and is former Vice President of the Yukon Chamber of Mines. Mr. Mann completed a B.Sc. in Geology at the University of British Columbia in 1983, and a M.Sc. in Mineral Exploration Geology at Queen's University, Kingston, Ontario in 1986.

- **James B. Parsons,** LLB, Parsons/Burnett/Bjordahl, LLP, Senior Corporate and Lead U.S. Counsel for Klondike Star.

- **Duncan Sinclair,** MPA, President, Integrated Solutions Group, a northern general practice management consulting firm.

- **James ("Jim") Theriault,** M.Sc.Eng., P.Eng., Gartner Lee Limited, is a geological engineer with over 10 years experience in the design, operation and closure of mining properties and mine waste disposal facilities across Canada and internationally. He is undertaking a study on mine tailings and waste rock management.

- **Don F. Willems,** CGA, Chief Financial Officer, Klondike Star Mineral Corporation has been a Certified General Accountant since 1995. Mr. Willems has over 20 years experience in corporate finance and accounting. His experience includes positions as senior management with a contracting company, administration manager with a Canadian crown corporation, corporate accountant for two Alberta subsidiaries of the Canadian ATCO Group, comptroller and chief financial officer of a regulated electrical utility and a Yukon crown corporation, manager of municipal utilities accounting in Alberta, president and chief executive officer of the Yukon Energy Corporation, and president of Donald F. Willems, CGA, a management consulting firm in western and northern Canada. Since the fall of 2006, Mr. Willems has been responsible for leading the Company's implementation of the *Sarbanes-Oxley Act of 2002*.



REFERENCES

Boge & Boge (1980) Ltd., 2006 November. Final Technical Report, Lone Star Scoping Study.

Gartner Lee Limited, 2007, December. Field Report, Lone Star Project, 2007 Hydrology and Surface Water Quality.

Gartner Lee Limited, 2007, February. Field Report, Lone Star Project, 2006 Hydrology and Surface Water Quality.

Gartner Lee Limited, 2005, December Field Report, Lone Star Project, 2005 Hydrology and Surface Water Quality.

Klondike Star Mineral Corporation, 2007. Spreadsheet of quartz claims and crown grants, Lone Star Project.

Knight, J.B., Mortensen, J.K. and Morison, S.R., 1999. Lode and placer gold compositions from the Klondike District, Yukon Territory, Canada: Its implications for the nature and genesis of Klondike placer and lode gold deposits. Economic Geology, vol. 94, p. 649-664.

Liverton, T., Ph.D., F.G.S., F.G.A.C. and Mann, W., M.Sc., C. O'Shea, B.Sc., 2005. Geological Mapping, Rock and Soil Geochemistry, Trenching and Bulk Sampling on the Lone Star (Klondike) Property. Work performed between May 28 and October 2004.

Liverton, T., Ph.D., F.G.S., F.G.A.C. and Mann, W., M.Sc., C. O'Shea, B.Sc., 2006. Diamond Drilling, Geological Mapping, Rock and Soil Geochemistry, IP Geophysics, Trenching and Bulk Sampling on the Lone Star (Klondike) Property. Work performed between June 1 and October 28 2006.

Liverton, T., Ph.D., F.G.S., F.G.A.C. and Mann, W., M.Sc., C. O'Shea, B.Sc., 2006. Diamond Drilling, Geological Mapping, Rock and Soil Geochemistry, Trenching and Bulk Sampling on the Lone Star (Klondike) Property. Work performed between May 10 and October 29, 2005.

Liverton, T., Ph.D., F.G.S., F.G.A.C., O'Shea, C., B.Sc., Allen, E., M.Sc., Iles, S., M.Sc., Mann, W., M.Sc., P.Geo., 2008. Diamond Drilling, Rotary Drilling, Geological Mapping, Rock and Soil Geochemistry, IP Geophysics, Trenching and Bulk Sampling on the Lone Star (Klondike) Property, Work performed between May 15 and September 25, 2007.

Lowey, G.W., 2005. The origin and evolution of the Klondike goldfields, Yukon, Canada. Ore Geology Reviews, vol. 28, p. 431-450.

MacKenzie, D.J., Craw, D.C., Mortensen, J.K. and Liverton, T., 2007. Structure of schist in the vicinity of the Klondike goldfield, Yukon. *In:* Yukon Exploration and Geology 2006, D.S. Emond, L.L. Lewis and L.H. Weston (eds.), Yukon Geological Survey, p. 197-212.

MacKenzie, D.J., Craw, D.C. and Mortensen, J.K., in press. Structural controls on orogenic gold mineralisation in the Klondike goldfield, Canada. Mineralium Deposita.

MacKenzie, D.J., Craw, D.C., Mortensen, J.K. and Liverton, T., 2007. Structure of schist in the vicinity of the Klondike goldfield, Yukon. *In:* Yukon Exploration and Geology 2006, D.S. Emond, L.L. Lewis and L.H. Weston (eds.), Yukon Geological Survey, p. 197-212.

MacKenzie, D., Craw, D., Mortensen J.K. and Liverton, T., 2008. Disseminated gold mineralization associated with orogenic veins in the Klondike Schist, Yukon. *In:* Yukon Exploration and Geology 2007, D.S. Emond, L.R. Blackburn, R.P. Hill and L.H. Weston (eds.), Yukon Geological Survey, p. 215-224.

Maissan, John F., P.Eng., (President, Leading Edge Projects Inc.), 2007, January 27. Eldorado Dome Wind Resource Assessment, July to December 2006 - Lone Star Property,

Maissan, John F., P.Eng., (President, Leading Edge Projects Inc.), 2007, June 20. Energy Supply Options Study, Lone Star Property.

Maissan, John F., P.Eng., (President, Leading Edge Projects Inc.), 2007, August 15. Eldorado Dome Wind Resource Assessment, Year 1: July 2006 to June 2007 - Lone Star Property.

Nelson, D.A., P Eng, Standard Operating Procedures, 2007, January 25 Revision 1, Klondike Star Mineral Corporation Bulk Sample Mill, Eldorado Creek

Mortensen, J.K., Chapman, R., LeBarge, W. and Jackson, L., 2005. Application of placer and lode gold geochemistry to gold exploration in western Yukon. *In:* Yukon Exploration and Geology 2004, D.S. Emond, L.L. Lewis and G.D. Bradshaw (eds.), Yukon Geological Survey, p. 205-212.

Mortensen, J.K., Mackenzie D. and Craw, D., 2007 March. Regional Geological and Related Studies of the Klondike Gold District.

Securities and Exchange Commission, Industry Guide 7, Description of property by issuers engaged or to be engaged in significant mining operations.

SEC Reserves Working Group/SME Resources and Reserves Committee of the Society for Mining, Metallurgy, and Exploration, Inc., 2005, April. Recommendations Concerning Estimation and Reporting of Mineral Resources and Mineral Reserves. Prepared for the United States Securities and Exchange Commission.

APPENDIX 1: PROJECT FEASIBILITY, ENVIRONMENTAL ASSESSMENT AND PERMITTING REQUIREMENTS

Consolidated Table of Contents

Base document YESAB Guide for Executive Committee Submissions
YESAB additional requirements for hard-rock mining projects (***in bold italic***)
Yukon Water Board requirements (in italic)
Canadian National Instrument 43-101 requirements (in bold)
EMR class III/IV Quartz Mining Land Use Approval – requirements covered in above

Executive Summary
    Brief introduction
        Report prepared for (client/proponent)
        Purpose
        Sources of information and data
        Scope of property inspections
        Reliance on other authors
    Current status of project
    Key project components
    Project implementation plan
    Expected life of the project
    Incorporation of climate change considerations
    Unique considerations affecting area land use
    Key potential environmental and socio-economic effects and proposed mitigation
    Overview of consultation with stakeholders
    Uncertainties or public concerns
    Summary of likely adverse effects after mitigation

Proponent Information
    Proponent, and corporate and project structures
    Primary project contact, and proponent contact information
    Proponent's project related experience
    Corporate policies on environmental responsibility and sustainable development
    Terms of royalties etc. to which the property is subject

Project Background
    History of project and present status
        Prior ownership and changes
        Exploration and development work by previous owners
        Historical mineral resource and mineral reserves
        Previous production from property
    Linkages to other projects or activities
    Discussions with interested parties and regulators

Project Purpose
    Rationale for Project
    Specific project objectives

Required Authorizations and Regulatory Approvals
    Relevant YESSA requirements for screening
    Relevant provisions from YESSA Project Regulations
    Required approvals and permits, and applicable legislation and regulations

FIRST NATIONS/COMMUNITY CONSULTATIONS

    Parties provided notice of the project
    Methods of consultation with affected parties
    Formats of consultation
    Time allocations to consulted parties
    Interests and issues raised
    Consideration of views and information presented

PROJECT LOCATION

Geographical Location
    Project location and boundaries
    NTS 1:50,000 map numbers
    Project location on map including UTM grid lines and zone
    Map coordinates for area and centre of project in latitude and longitude
    Highway name and km location
    Nearest community
    Project area description
    Digital project boundary and project feature information

Legal Land Description

Land Tenure
    Project area land tenure
    Land tenure and issues adjacent to project
    Trapping concessions in project area
    Outfitters, water licenses, and mineral claims in project area
    Formalized First Nations rights in project area
    Land tenure and designation in the project area
    Parks and Protected Areas in project area
    Arrangements that affect land use in project area
    Mapping of mineral claims and leases
    Sufficiency of surface rights for mining

Traditional Territory
- First Nation traditional territory
- *Project location relative to Settlement Land*
- *Water flows from project to Settlement Land*
- *First Nation contact details*

Yukon Land Use Planning Region
- Land Use Planning region
- Regional Land Use plan

Consistency With Other Plans
- Project consistency with regional planning objectives

DESCRIPTION OF EXISTING ENVIRONMENTAL AND SOCIO-ECONOMIC CONDITIONS

Environmental Conditions

- Scope of project/study area
  - Spatial and temporal scopes

- General physiography
  - Regional setting and ecoregion
  - Regional vegetation
  - Regional wildlife
  - Notable natural resource features in project area

- Surficial geology/soils
  - Soil structure and stability
  - Surficial materials intended for construction use
  - Terrain mapping, soil classification, and erosion potential
  - Permafrost in project area *(distribution and nature)*
  - Pre-project surficial geology
  - Post project surficial geology
  - ***Description of regional geology***
  - ***Description of property geology***
    - ***Drill hole types and locations***
    - ***Exploration developments***
  - ***Description of major rock types present***
  - ***Geochemistry of lithologies in project area***
  - ***Future reserves and exploration potential***

- *Geology and geochemistry*
  - *Description of the ore body* **(deposit type)**
    - *Location*
    - *Known dimensions and shape*
      - *Descriptions of separate ore types and waste rocks within the ore bodies*
  - *Description of country rocks – especially those to be excavated and left as pit walls*
  - *Description of mineralogy for each waste rock and ore unit*
    - *Amounts of pyrite and pyrrohotite*
      - *Describe grain size and habit*
  - *Presence of pyrite and pyrrohotite*
    - *Acid Base Accounting (for each rock and ore type)*
  - *Potential for acid rock drainage*
    - *Description of location, extent, and degree*
    - *Methods to minimize or mitigate adverse environmental impacts*

Exploration (for each property)
- **Results of surveys and investigations**
- **Interpretation of exploration results**
- **Statement of authors of survey and investigation work**

Drilling

Sampling method and approach
- **Sampling method and area**
- **Factors affecting reliability of results**
- **Sample quality**
- **Geological controls**
- **Summary of sampling results**

Sample preparation, analyses, and security
- **Statement of sample preparation authors**
- **Sample preparation details**
- **Quality control measures**
- **Adequacy of sample processes**

Data verification
- **Quality control and data verification procedures**
- **Statement of data verification**
- **Limitations on data verification**
- **Failures to verify data**

Adjacent properties
- **Public information**
- **Source of information**
- **Statement inability to verify data**
- **Distinguishing mineralization**
- **Historical resources or reserves**

Mineral processing and metallurgical testing

Mineral resource and mineral reserve estimates
- **Mineral resources and reserves (quantities and grades)**
  - **Inferred mineral resources**
  - **Indicated mineral resources**
  - **Measured mineral resources**
  - **Probably mineral reserve**
  - **Proven mineral reserve**
- **Qualified Person estimating mineral resources**
- **Estimation process of mineral resource**
- **Issues affecting mineral resources and reserves (environmental, permitting, etc.)**
- **Factors affecting mineral resources and reserves (mining, metallurgical, infrastructure etc.)**
- **Non-use of inferred resources**
- **Disclosure as per NI 43-101 subsection 2.3(3)**
- **Grade and quantity of mineral resources and reserves**

Other relevant data and information

Interpretation and conclusions

References

Terrain hazards
    Characterization of terrain hazards
    Seismicity and earthquake potential

Climate
    General climactic conditions
    Regional meteorological stations
    Climate change patterns

Air quality
    Existing ambient conditions
    Air circulation patterns in area

Noise levels
    Existing noise levels

Vegetation
    Land cover types
    Plant communities subject to disturbance
    Vegetation and vegetation assemblages
    Wetlands

Wildlife
    Major wildlife species in project area
    Habitat classifications
    Habitats of special interest
    Transportation corridors and special habitats
    Listed species and species at risk
    Special management requirements
    Ongoing wildlife studies and monitoring programs

Water Resources
    Hydrology
        Project area drainage basins
        Waterbodies *(names)* and drainage patterns *including downstream water body*
        Seasonal flow variations
            Mean annual flow
            Mean seasonal flow
            Minimum summer flow
            Minimum annual flow
            Mean annual flood
            Maximum summer flood
            Mean summer flood
            Flood flows and return periods
        Surface and groundwater flows and project related changes
        Water crossings *(for each one)*
            Description of the crossing and details
                Width of watercourse (OHWM)
                Gradient of watercourse
                Mean seasonal flow
                Rationale for design flood flow and return period
                Description of stream bed and bank material (and vegetation)
                Proposed sediment control measures
                Design drawings (plan and profile)
                Construction methods (QA/QC, inspection, maintenance, etc.)

Variation in annual flows
Hydrographs
Flood frequency analysis
Ice jamming and flooding
Bed and channel stability
Rationale for crossing location
Water course training (for each one)
    Description of water course training
    Reason for training project
    Training project details
        Design flood flow (m3/sec) and return period
        Mean seasonal flow
        Rationale for design flood flow and return period
        Description of stream bed and bank material (and vegetation)
        Description of source, size, and composition of materials placed and removed
        Proposed sediment control measures
        Design drawings (plan and profile)
        Construction methods (QA/QC, inspection, maintenance, etc.)
Watercourse diversions (for each one)
    Width of pre-diversion at OHWM
    Description of diversion or structure
    Reason for diversion or structure
    Length and gradient of existing channel and proposed diversion
    Diversion project information
        Design flood flow (m3/sec) and return period
        Mean seasonal flow
        Rationale for design flood flow and return period
        Design drawings (plan and profile)
        Construction methods (QA/QC, inspection, maintenance, etc.)
Hydrometric data for project area
Mean, minimum, and maximum run-offs
Stream sediment data
Water Quality
    Baseline water quality
    Seasonal variability in water quality
    Project impact on water quality
    Photo records of sampling sites
    Interpretation of water quality data
    Assessment of groundwater quality impacts from project
Hydrogeology
    Description of geological elements affecting hydrology of project area
    Characterization of ground water regime in the project area
Water use licenses that may be affected by project
    License holder contact information
Other water users that may be affected

Aquatic Ecosystems and Resources
    Fish

Drainage basin 1 (etc.)
    Fish presence, abundance, and distribution
    Critical and sensitive habitats
    Fisheries resources and habitat at stream crossings
    Stream classifications in project area
    Mapping of fisheries resources
    Study methodologies
Benthic invertebrates/periphyton
    Summary of benthic invertebrates and periphyton baseline data
Stream Sediments
    Characteristics of streambed sediments

Socio-economic Conditions

Community/project area information
    Communities affected by project
    Existing infrastructure and capacities
    Recreational amenities
    Population distribution in project area
    Socio-economic system
        Traditional and wage economies
        Businesses and governments
        Quality of life
        Language
        Cultural practices
        Public health
        Family life and structure
        Personal security/safety
        Employment levels
    Capacity of area to provide trained personnel to the project
Land and resource use
    Historic and current land use by First Nations people
        Recreational activities
        Trapline holders
        Timber harvesting activities
        Agriculture activities
        Fishing activities
        Commercial wilderness activities
        Mineral exploration and extraction
        Oil and gas activities
    History and experience with similar projects

PROJECT DESCRIPTION

Project Identification
    Principal project
        Overview of principal project
        Related components and activities
    Accessory activities
        Description of other activities

Alternatives to Chosen Approach
    Alternatives to the project
        Brief overview of potential alternatives to the project
    Alternative means of carrying out the project
        Feasible alternative means for the project and

components
    Alternatives to waste dumps
    Alternatives for tailings disposal facilities
Comparison and selection of alternatives
    Methodologies used in the selection of alternatives
    Comparison of alternatives considered

Technologies
    Proof of viability in northern environments of chosen technologies

Project Phases and Scheduling
    Project Schedule
        Description of project schedule

    Construction phase
        Major components and activities
        Designs for engineered components
        Design standards
        Location, size, and boundaries of project components *(1:5,000 plan)*
            Plans to show First Nations Settlement Land and other water users
        Overview of project facilities and activities
            Site preparation
            Earthworks
            Lay-down areas
            Storage and disposal areas
            Blasting
            Drilling
            Accessory timber cutting
            Stockpiling and salvaging of soils and overburden material
            Water usage
                Direct water use
                    Description of water use and source
                    Acquisition rate (m3) per day and year
                    Location of water source(s) (well logs)
                    Water intake method
                    Screening to exclude fish
                    Location and design of water storage facility
            Water treatment
            Camps and associated facilities
            Power generation
        Waste handling plans and facilities
        Energy requirements and sources
        Quality control and assurance plans
        Workforce requirements
        Construction techniques
        Sediment control measures
        Transportation, storage, and handling of fuels and hazardous materials
            Plan of safe handling, storage, and disposal
            Spill response equipment on hand, and staff training program
            Contingency plan for containment and clean-up
        Risk management plans
        Environmental monitoring plans

Timber salvage requirements
Main project components
Infrastructure necessary to the project
Requirements and sources for material, energy, and water
Detailed information on mine pits
Detailed information on underground developments
Detailed information on heap leach pads
Description of mine development plans
Quality control/assurance for engineered structures

Access and Transportation
    Site access and transportation methods
        Existing and new accesses
        Water and airborne access
        Staging and landing areas
        Vehicles – size, type, and frequency
    Seasonal variation and frequency of accesses
    Parties responsible for operation and maintenance accesses
    Details of stream crossings
    Supply transportation requirements
    Mapping of accesses
    Site access management systems
Fuel, hazardous materials, and explosives management
    Locations and characteristics of fuel and explosives storage
    Fuel and hazardous materials handling and containment
    Project blasting requirements
    Explosives infrastructure
    Outline of blasting requirements
    Explosives-related infrastructure
    Site plan of Explosives infrastructure

Operation/modification phase
    Major components and activities
    Designs for engineered components
    Design standards
    Location, size, and boundaries of project components (1:5,000 plan)
        Plans to show First Nations Settlement Land and other water users
    Overview of project facilities and activities
        Site preparation
        Earthworks
        Lay-down areas
        Storage and disposal areas
        Blasting
        Drilling
        Accessory timber cutting
        Stockpiling and salvaging of soils and overburden material
        Water usage
            Direct water use
                Description of water use and source
                Acquisition rate (m3) per day and year
                Location of water source(s) (well logs)
                Water intake method

        Screening to exclude fish
        Location and design of water storage facility
    Water treatment
    Camps and associated facilities
    Power generation
Waste handling plans and facilities
Energy requirements and sources
Workforce requirements
Proposed operating schedule
    Hours per day, days per week, weeks per year
    Number and length of shifts
    Numbers of workers on site
Site transportation and communication systems
Transportation, storage, and handling of fuels and hazardous materials
    Plan of safe handling, storage, and disposal
    Spill response equipment on hand, and staff training program
    Contingency plan for containment and clean-up
Energy supply systems
Water management systems and sediment control
    Detailed water balance model for project
        Assumptions
        Calculations and findings
        Modelled wet and dry events
    Predictive water quality model analysis and results
Effluents, emissions and waste products, and their treatment, control, and management
Risk management plans
Environmental protection, contingency, and monitoring plans
Toxic substance volumes, storage, handling, and disposal
Main project components
Infrastructure necessary to the project
Requirements and sources for material, energy, and water
Detailed information on mine pits
Detailed information on underground developments
Detailed information on heap leach pads
Description of mining operations
Description of milling operations
Mine annual water balance cycle
Concurrent reclamation activities
Temporary shutdown plan

Access and Transportation
    Site access and transportation methods
        Existing and new accesses
        Water and airborne access
        Staging and landing areas
        Vehicles – size, type, and frequency
    Seasonal variation and frequency of accesses
    Parties responsible for operation and maintenance accesses
    Details of stream crossings
    Supply transportation requirements
    Mapping of accesses

Site access management systems

Ore transportation routes and destinations

Fuel, hazardous materials, and explosives management

Locations and characteristics of fuel and explosives storage

Fuel and hazardous materials handling and containment

Project blasting requirements

Explosives infrastructure

Outline of blasting requirements

Explosives-related infrastructure

Site plan of explosives infrastructure

Ore processing

Description of process

Description of ore process facilities

Waste rock dumps and ore or concentrate storage (for each one)

Description of dump

Location and extent

Topography

Soil and rock conditions

Permafrost conditions

Geologic characteristics

Hydrologic characteristics

Rock types and amounts

Physical and chemical quality of the rock

Quantity and quality of runoff

Seepage through dump to surface and groundwater

Description of methods to ensure stability and avoid adverse environmental impacts

Design drawings in plan and profile

Description of site preparation, construction, etc.

Waste rock disposal

Description of waste rock lithologies, quantities, and disposal facilities

Description of waste rock dump locations and containment

Waste rock dump engineering

Potential environmental concerns and management

Dams, spillways, cofferdams, and dykes (for each one)

Description of structure and purpose

Description of site conditions

Location

Topography

Geologic and hydrologic characteristics

Permafrost conditions

Soil and rock conditions

Description of type and composition of material to be used in construction

Design drawings in plan and profile

Description of construction methods (etc.)

Design parameters for dams showing maximum credible earthquake withstand

Hydraulic design parameters for spillways showing PMF withstand

Drawings and details of reservoirs in watercourses (for each one)

Plan and profile

Representative cross sections

Topographic plan of upstream drainage basin boundaries

Details of reservoir

Deposits of solid and liquid wastes e.g. tailings, runoff, sewage, etc. (for each waste)

Waste type and quantity, and reason for deposit

Chemical characterization and concentration of liquid waste

Geochemical characteristics of solid wastes

Details of deposit (location, rate, timing, frequency)

Baseline surface and groundwater quality at location of deposit

Qualitative and quantitative effects of waste on watercourses, surface water, and ground water

Methods for collecting, storing, treating, and discharging wastes, and volumes of storage

Description of construction methods, QA/QC etc.

Description and justification of standards to be applied

Tailings disposal

Engineered drawings for impoundments

Dam design details and criteria

Description of dam foundations

Description of dam materials and facilities (e.g. spillway)

Tailings pond water balance

Facility staging and future additions

Contingency plans for impoundment breach/ failure

Seepage control features

Requirements for technical reports on development properties and production properties

Mining Operations (mining method, metallurgical processes, and production forecast)

Recoverability of valuable component

Market information

Contracts

Taxes

Capital and Operating cost estimates

Economic analysis

Payback

Decommissioning/*temporary and permanent* abandonment/ reclamation phase

Major components and activities

Designs for engineered components

Design standards

Location, size, and boundaries of project components (1:5,000 plan)

Plans to show First Nations Settlement Land and other water users

Overview of project facilities and activities

Site preparation

Earthworks

Lay-down areas

Storage and disposal areas
Blasting
Drilling
Accessory timber cutting
Stockpiling and salvaging of soils and overburden material
Water usage
> Direct water use
>> Description of water use and source
>> Acquisition rate (m3) per day and year
>> Location of water source(s) (well logs)
>> Water intake method
>> Screening to exclude fish
>> Location and design of water storage facility

Water treatment
Camps and associated facilities
Power generation
Waste handling plans and facilities
Energy requirements and sources
Decommissioning/reclamation objectives
Decommissioning related studies and activities
Description of specific activities
Monitoring, assessment, and maintenance plans
Monitoring and inspection following decommissioning
Main project components
Infrastructure necessary to the project
Requirements and sources for material, energy, and water
Detailed information on mine pits
Detailed information on underground developments
Detailed information on heap leach pads
Description of practices for solid, liquid, and gaseous wastes, and water management
Risk management approaches
Post-mining use for the site
Financial security for closure and decommissioning

Access and Transportation
> Site access and transportation methods
>> Existing and new accesses
>> Water and airborne access
>> Staging and landing areas
>> Vehicles – size, type, and frequency
> Seasonal variation and frequency of accesses
> Parties responsible for operation and maintenance accesses
> Details of stream crossings
> Supply transportation requirements
> Mapping of accesses
> Site access management systems

Fuel, hazardous materials, and explosives management
> Locations and characteristics of fuel and explosives storage
> Fuel and hazardous materials handling and containment
>> *Plan of safe handling, storage, and disposal*
>> *Spill response equipment on hand, and staff training program*
>> *Contingency plan for containment and clean-up*
> Explosives infrastructure
> ***Outline of blasting requirements***
> ***Explosives-related infrastructure***
> ***Site plan of Explosives infrastructure***

ENVIRONMENTAL ASSESSMENT AND SOCIO-ECONOMIC EFFECTS ASSESSMENT

Values Information

Environmental values
> Mapping of environmental values in project area
> Information sources for values
Physical socio-economic values
> Mapping of socio-economic values
> Information sources for values
> Places with heritage importance
Non-physical socio-economic values
> Community values and interests
>> Health
>> Education
>> Crime/safety
>> Land and resource use

Valued Environmental and Socio-Economic Components
> Identification and consideration of issues
>> Hydrology and aquatic resources
>> Vegetation
>> Wildlife
>> Heritage resources (physical and cultural)
>> Aesthetics
>> Noise levels
>> Air quality
>> Socio-economic components

Potential Environmental and Socio Economic Effects
> Assessment boundaries
>> Spatial bounding
>>> Spatial ranges of VCs
>>> Mapping of VCs
>> Temporal bounding
>>> Temporal bounds of VCs
>>> Overlaps between project activities and VCs
> VC baseline information
>> Terrestrial/aquatic wildlife VC habitats
>> Wildlife VC movement and migration corridors
>> Wildlife VC population information
>> Socio-economic conditions or factors
> Characterizing effects
>> Interactions between project and identified VCs
>>> Loss of valued components
>>> Reduction of Socio-economic components' integrity
>>> Reductions in species diversity
>>> Loss of critical or productive habitat
>>> Interference with movement patterns
>>> Changes in physical environment and natural landscapes

Changes to community infrastructure
Deterioration of environmental quality
Toxic effects on human health
Reduction in capacity of renewable resources
Loss of lands and resources for traditional purposes
Negative impacts to heritage sites
Foreclosure of future resource use
Environmental and socio-economic project effects on VCs
Incorporation of input from consultation
Methods used to predict potential effects
Impacts to traditional uses and water rights of First Nations and mitigative measures
Consideration of per-existing water licenses and mitigative measures
Considerations of trapline concessions and mitigative measures
Considerations of outfitters and mitigative measures
Considerations of other landowners/occupiers and mitigative measures
Effects of the environment on the project
Characterization of predicted/potential effects
Predicted effects of climate change on the project
Critical site conditions affecting timing
Description of manner through which the timing is affected
Effects of accidents and malfunctions
Identification of possible accidents and malfunctions

Mitigation Measures
Mitigation measures applied to VCs and project
Mitigation measures and practices to manage effects
Potential impacts to water and mitigative measures
Plans to mitigate effects on plant cover and soil
Description of plans for implementing mitigation measures
Anticipated success for mitigation measures
Health and safety programs for the workers and public
Description of adaptive plans

Managing accidents and malfunctions
Spills of fuel or other hazardous materials
Accidents on access and transportation routes
Accidents and malfunction of key project components
General emergency situations
Methods to reduce likelihood of accidents and malfunctions
Emergency and contingency plans
Accidents and malfunctions of key project components (e.g. tailings dam)
Failure/breach of impoundments
Failures during the mining process
Emergency response plans for actual failures of structures, equipment, and stockpiles; and staff training program

Hazardous Material management
Fuel and other hazardous material spill
Description of plans for dealing with hazardous materials
Restitution measures
Description of restitution measures to be used
Plans to compensate for lost fish habitat
Residual effects
Description of residual effects

Determination of significance
Analysis of the significance of adverse residual effects
Methods and rationale used to determine significance
Magnitude of the effect
Geographic extent of the effect
Timing, frequency, and duration
Reversibility of effects
Environmental and socio-economic context
Probability of occurrence
Thresholds
Standards

Effects Monitoring and Adaptive Management
Testing the accuracy of predicted effects and value of mitigation
Determining the effectiveness of mitigation measures
Identification of unexpected environmental problems
Implementation of additional mitigation measures

Description of physical parameters to be monitored
Description of implementing approach
Description of monitoring sites and sampling frequency
Description of triggers and indicators

CUMULATIVE EFFECTS ASSESSMENT

Cumulative environmental and socio-economic effects assessment
Identification of VCs to be included
Available cumulative effects baseline information
Determination o spatial bounding for the assessment
Identification of other projects and their residual effects
Determination of temporal bounding of the assessment
Characterization of potential cumulative effects and their mitigation
Significance of residual cumulative effects

Valued Environmental and Socio-Economic Components
VCs chosen for cumulative effects assessment
Rationale for inclusion of VC
Extent of local values used in the identification of VCs

VC baseline information
Sources of baseline information
Assessment boundaries
Spatial bounding
Identification of spatial bounds for VCs
Temporal bounding
Identification of temporal bounds for VCs

Other Projects and Activities
    Identification of other projects and activities in bounds

    Residual effects of other projects and activities
        Description of residual environmental and socio-
        economic effects

Potential Cumulative Effects
    Identification of potential cumulative environmental and
    socio-economic effects

Mitigation Measures
    Mitigation plans for cumulative effects
    Rationale for success of mitigation measures

Residual Cumulative Effects
    Description of residual cumulative effects

Significance
    Significance of adverse residual effects
    Description of methods and rationale used to determine
    significance
        Magnitude of effects
        Geographic extent of effects
        Timing, frequency, and duration of effects
        Reversibility of effects
        Environmental and socio-economic context
        Probability of occurrence
        Thresholds
        Guidelines, criteria, and objectives
    Assessments of significance
    Confidence levels of significance assessments
    Process for determination of significance

ACKNOWLEDGEMENT AND CERTIFICATION (of proposal by
proponent)



APPENDIX 2: QUARTZ MINING CLAIMS AND CROWN GRANTS

Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.
YC17895	BAD	1	YC28461	Chi	3	YC28540	LB	2	YC28579	LB	41	YC28618	LB	80
YC17896	BAD	2	YC28462	Chi	4	YC28541	LB	3	YC28580	LB	42	YC28619	LB	81
YC17897	BAD	3	YC28463	Chi	5	YC28542	LB	4	YC28581	LB	43	YC28620	LB	82
YC17898	BAD	4	YC28464	Chi	6	YC28543	LB	5	YC28582	LB	44	YC28621	LB	83
YC17899	BAD	5	YC28465	Chi	7	YC28544	LB	6	YC28583	LB	45	YC28622	LB	84
YC17900	BAD	6	YC28466	Chi	8	YC28545	LB	7	YC28584	LB	46	YC28623	LB	85
YC19901	BAD	9	YC28467	Chi	9	YC28546	LB	8	YC28585	LB	47	YC28624	LB	86
YC19902	BAD	10	YC28468	Chi	10	YC28547	LB	9	YC28586	LB	48	YC28625	LB	87
YC19903	BAD	11	YC28469	Chi	11	YC28548	LB	10	YC28587	LB	49	YC28626	LB	88
YC19904	BAD	12	YC28470	Chi	12	YC28549	LB	11	YC28588	LB	50	YC28627	LB	89
YC19905	BAD	14	YC28471	Chi	13	YC28550	LB	12	YC28589	LB	51	YC28628	LB	90
YC19906	BAD	15	YC28472	Chi	14	YC28551	LB	13	YC28590	LB	52	YC28629	LB	91
YC19907	BAD	16				YC28552	LB	14	YC28591	LB	53	YC28630	LB	92
YC19908	BAD	7	YC32830	Cul	1	YC28553	LB	15	YC28592	LB	54	YC28631	LB	93
YC19909	BAD	8	YC32831	Cul	2	YC28554	LB	16	YC28593	LB	55	YC28632	LB	94
			YC32832	Cul	3	YC28555	LB	17	YC28594	LB	56	YC28633	LB	95
YC32864	Cal	1	YC32833	Cul	4	YC28556	LB	18	YC28595	LB	57	YC28634	LB	96
YC32865	Cal	2	YC32834	Cul	5	YC28557	LB	19	YC28596	LB	58	YC28635	LB	97
YC32866	Cal	3	YC32835	Cul	6	YC28558	LB	20	YC28597	LB	59	YC28636	LB	98
YC32867	Cal	4	YC32836	Cul	7	YC28559	LB	21	YC28598	LB	60	YC28637	LB	99
YC32868	Cal	5	YC32837	Cul	8	YC28560	LB	22	YC28599	LB	61	YC28638	LB	100
YC32869	Cal	7	YC32838	Cul	9	YC28561	LB	23	YC28600	LB	62	YC28639	LB	101
YC32870	Cal	8	YC32839	Cul	10	YC28562	LB	24	YC28601	LB	63	YC28640	LB	102
YC32871	Cal	9	YC32840	Cul	11	YC28563	LB	25	YC28602	LB	64	YC28641	LB	103
YC32872	Cal	10	YC32841	Cul	12	YC28564	LB	26	YC28603	LB	65	YC28642	LB	104
YC32873	Cal	11	YC32842	Cul	13	YC28565	LB	27	YC28604	LB	66	YC28643	LB	105
YC32874	Cal	12	YC32843	Cul	14	YC28566	LB	28	YC28605	LB	67	YC28644	LB	106
YC32875	Cal	13	YC32844	Cul	19	YC28567	LB	29	YC28606	LB	68	YC28645	LB	107
YC32876	Cal	14	YC32845	Cul	20	YC28568	LB	30	YC28607	LB	69	YC28646	LB	108
YC32877	Cal	19	YC32846	Cul	21	YC28569	LB	31	YC28608	LB	70	YC28647	LB	109
YC32878	Cal	20	YC32847	Cul	22	YC28570	LB	32	YC28609	LB	71	YC28648	LB	110
YC32879	Cal	21	YC32848	Cul	23	YC28571	LB	33	YC28610	LB	72	YC28649	LB	111
YC32880	Cal	22	YC32849	Cul	24	YC28572	LB	34	YC28611	LB	73	YC28650	LB	112
YC32881	Cal	23	YC32850	Cul	25	YC28573	LB	35	YC28612	LB	74	YC28651	LB	113
YC32882	Cal	24	YC32851	Cul	26	YC28574	LB	36	YC28613	LB	75	YC28652	LB	114
YC32883	Cal	25	YC32852	Cul	27	YC28575	LB	37	YC28614	LB	76	YC28653	LB	115
YC32884	Cal	26	YC32853	Cul	28	YC28576	LB	38	YC28615	LB	77	YC28654	LB	116
YC28459	Chi	1				YC28577	LB	39	YC28616	LB	78	YC28655	LB	117
YC28460	Chi	2	YC28539	LB	1	YC28578	LB	40	YC28617	LB	79	YC28656	LB	118

Appendix 2: Quartz mining claims and crown grants

Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.
YC28657	LB	119	YC28488	Red	16	YC27239	Stam	38	YC30724	Win	28	YC30767	Win	71
YC28658	LB	120	YC28489	Red	17	YC27240	Stam	39	YC30725	Win	29	YC30768	Win	72
YC28659	LB	121	YC28490	Red	18	YC27241	Stam	40	YC30726	Win	30	YC30769	Win	73
YC28660	LB	122	YC28491	Red	19	YC27242	Stam	41	YC30727	Win	31	YC30770	Win	74
YC28661	LB	123	YC28492	Red	20	YC27243	Stam	42	YC30728	Win	32	YC30771	Win	75
YC28662	LB	124				YC27244	Stam	43	YC30729	Win	33	YC30772	Win	76
YC28663	LB	125	YC27202	Stam	1	YC27245	Stam	44	YC30730	Win	34	YC30773	Win	77
YC28664	LB	126	YC27203	Stam	2	YC27246	Stam	45	YC30731	Win	35	YC30774	Win	78
YC28665	LB	127	YC27204	Stam	3	YC27247	Stam	46	YC30732	Win	36	YC30775	Win	79
YC28666	LB	128	YC27205	Stam	4	YC27248	Stam	47	YC30733	Win	37	YC30776	Win	80
YC28667	LB	129	YC27206	Stam	5	YC27249	Stam	48	YC30734	Win	38	YC30777	Win	81
YC28668	LB	130	YC27207	Stam	6	YC27250	Stam	49	YC30735	Win	39	YC30778	Win	82
YC28669	LB	131	YC27208	Stam	7	YC27251	Stam	50	YC30736	Win	40	YC30779	Win	83
YC28670	LB	132	YC27209	Stam	8	YC27252	Stam	51	YC30737	Win	41	YC30780	Win	84
			YC27210	Stam	9	YC27253	Stam	53	YC30738	Win	42	YC30781	Win	85
YC28449	Nug	1	YC27211	Stam	10				YC30739	Win	43	YC30782	Win	86
YC28450	Nug	2	YC27212	Stam	11	YC30697	Win	1	YC30740	Win	44	YC30783	Win	87
YC28451	Nug	3	YC27213	Stam	12	YC30698	Win	2	YC30741	Win	45	YC30784	Win	88
YC28452	Nug	4	YC27214	Stam	13	YC30699	Win	3	YC30742	Win	46	YC30785	Win	89
YC28453	Nug	5	YC27215	Stam	14	YC30700	Win	4	YC30743	Win	47	YC30786	Win	90
YC28454	Nug	6	YC27216	Stam	15	YC30701	Win	5	YC30744	Win	48	YC30787	Win	91
YC28455	Nug	7	YC27217	Stam	16	YC30702	Win	6	YC30745	Win	49	YC30788	Win	92
YC28456	Nug	8	YC27218	Stam	17	YC30703	Win	7	YC30746	Win	50	YC30789	Win	93
YC28457	Nug	9	YC27219	Stam	18	YC30704	Win	8	YC30747	Win	51	YC30790	Win	94
			YC27220	Stam	19	YC30705	Win	9	YC30748	Win	52	YC30791	Win	95
YC33726	On	1	YC27221	Stam	20	YC30706	Win	10	YC30749	Win	53	YC30792	Win	96
YC33727	On	2	YC27222	Stam	21	YC30707	Win	11	YC30750	Win	54	YC30793	Win	97
			YC27223	Stam	22	YC30708	Win	12	YC30751	Win	55	YC30794	Win	98
YC28473	Red	1	YC27224	Stam	23	YC30709	Win	13	YC30752	Win	56	YC30795	Win	99
YC28474	Red	2	YC27225	Stam	24	YC30710	Win	14	YC30753	Win	57	YC30796	Win	100
YC28475	Red	3	YC27226	Stam	25	YC30711	Win	15	YC30754	Win	58	YC30797	Win	101
YC28476	Red	4	YC27227	Stam	26	YC30712	Win	16	YC30755	Win	59	YC30798	Win	102
YC28477	Red	5	YC27228	Stam	27	YC30713	Win	17	YC30756	Win	60	YC30799	Win	103
YC28478	Red	6	YC27229	Stam	28	YC30714	Win	18	YC30757	Win	61	YC30800	Win	104
YC28479	Red	7	YC27230	Stam	29	YC30715	Win	19	YC30758	Win	62	YC30801	Win	105
YC28480	Red	8	YC27231	Stam	30	YC30716	Win	20	YC30759	Win	63	YC30802	Win	106
YC28481	Red	9	YC27232	Stam	31	YC30717	Win	21	YC30760	Win	64	YC30803	Win	107
YC28482	Red	10	YC27233	Stam	32	YC30718	Win	22	YC30761	Win	65	YC30804	Win	108
YC28483	Red	11	YC27234	Stam	33	YC30719	Win	23	YC30762	Win	66	YC30805	Win	109
YC28484	Red	12	YC27235	Stam	34	YC30720	Win	24	YC30763	Win	67	YC30806	Win	110
YC28485	Red	13	YC27236	Stam	35	YC30721	Win	25	YC30764	Win	68	YC30807	Win	111
YC28486	Red	14	YC27237	Stam	36	YC30722	Win	26	YC30765	Win	69	YC30808	Win	112
YC28487	Red	15	YC27238	Stam	37	YC30723	Win	27	YC30766	Win	70	YC30809	Win	113

Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.
YC30810	Win	114				YA32951	DN	16	YA80510	KH	5	YA64219	RJ	4
YC30811	Win	115	YA64276	AC	7	YA32952	DN	17	YA80511	KH	6	YA64220	RJ	5
YC30812	Win	116	YA64277	AC	8	YA32953	DN	18	YA80512	KH	7	YA64221	RJ	6
YC30813	Win	117	YA64278	AC	9	YA32954	DN	19	YA80513	KH	8	YA64222	RJ	7
YC30814	Win	118	YA64279	AC	10	YA32955	DN	20	YA80514	KH	9	YA64223	RJ	8
YC30815	Win	119	YA64281	AC	11	YA32956	DN	21	YA80515	KH	10	YA64224	RJ	9
YC30816	Win	120	YA65629	AC	14	YA32957	DN	22	YA47089	ND		YA64225	RJ	10
YC30817	Win	121	YA65631	AC	16	YA32958	DN	23	YA49724	ND	1	YA64226	RJ	11
YC30818	Win	122	YA65632	AC	17	YA32959	DN	24	YA49725	ND	2	YA64227	RJ	12
YC30819	Win	123	YA65633	AC	18	YA32960	DN	25	YA49726	ND	3	YA64228	RJ	13
YC30820	Win	124	YA65634	AC	19	YA32961	DN	26	YA49727	ND	4	YA64229	RJ	14
YC30821	Win	125	YA65635	AC	20	YA47082	DN	10	YA49728	ND	5	YA64230	RJ	15
YC30822	Win	126	YA65636	AC	21	YA47083	DN	27	YA49729	ND	6	YA64231	RJ	16
YC30823	Win	127	YA65637	AC	22	YA47084	DN	28	YA49730	ND	7	YA64232	RJ	17
YC30824	Win	128	YA65638	AC	23	YA47085	DN	29	YA49731	ND	8	YA64233	RJ	18
YC30825	Win	129	YA65640	AC	25	YA47086	DN	30	YA49732	ND	9	YA64234	RJ	19
YC30826	Win	130	YA65641	AC	26	YA47087	DN	31	YA49733	ND	10	YA64235	RJ	20
YC30827	Win	131				YA47088	DN		YA49734	ND	11	YA64236	RJ	21
YC30828	Win	132	YA64519	CIM	2	YA47090	DN	1	YA49735	ND	12	YA64237	RJ	22
YC30829	Win	133	YA64520	CIM	1	YA47091	DN	2	YA49736	ND	13	YA64238	RJ	23
YC30830	Win	134	YA64521	CIM	4	YA47604	DN	32	YA49737	ND	14	YA64239	RJ	24
YC30831	Win	135	YA64522	CIM	3	YA47605	DN	33	YA49738	ND	15	YA64240	RJ	25
YC30832	Win	136	YA55250	DE	1	YA47890	DN	3	YA49739	ND	16	YA64241	RJ	26
YC30833	Win	137	YA55251	DE	2	YA47891	DN	4	YA49740	ND	17	YA64242	RJ	27
YC30834	Win	138	YA55252	DE	3	YA47892	DN	5	YA49741	ND	18	YA64243	RJ	28
YC30835	Win	139	YA55253	DE	4	YA47893	DN	6	YA49742	ND	19	YA64244	RJ	29
YC30836	Win	140	YA55254	DE	5	YA47894	DN	7	YA49743	ND	20	YA64245	RJ	30
YC30837	Win	141	YA55255	DE	6	YA47895	DN	8	YA49744	ND	21	YA64246	RJ	31
YC30838	Win	142	YA55256	DE	7	YA47896	DN	9	YA49745	ND	22	YA64247	RJ	32
YC30839	Win	143	YA55257	DE	8	Y 65536	Joe	1	YA88228	Nugget	1	YA65605	RJ	49
YC30840	Win	144	YA55258	DE	9	Y 65537	Joe	2	YA88229	Nugget	2	YA65606	RJ	50
YC30841	Win	145	YA55259	DE	10	Y 65538	Joe	3	YA88230	Nugget	3	YA65615	RJ	59
YC30842	Win	146	YA55260	DE	11	Y 65539	Joe	4	YA88231	Nugget	4	YA65616	RJ	60
YC30843	Win	147	YA55261	DE	12	Y 99613	Joe	5	YA88232	Nugget	5	YA65618	RJ	62
YC30844	Win	148	YA55262	DE	13	Y 99614	Joe	6	YA88233	Nugget	6	YB17066	Rado	55
YC30845	Win	149	YA55263	DE	14	Y 99615	Joe	7	YA88234	Nugget	7	YB17067	Rado	56
YC30846	Win	150	YA32783	DN	1	Y 99616	Joe	8	YA88235	Nugget	8	YB17068	Rado	57
YC30847	Win	151	YA32784	DN	2	Y 99617	Joe	9	YA88236	Nugget	9	YB17069	Rado	58
YC30848	Win	152	YA32946	DN	11	Y 99618	Joe	10	YA88237	Nugget	10	YB17186	Rado	179
YC30849	Win	153	YA32947	DN	12	YA80506	KH	1	YA32828	Oyro		YB17187	Rado	180
YC30850	Win	154	YA32948	DN	13	YA80507	KH	2	YA64216	RJ	1	YB17188	Rado	181
YC30851	Win	155	YA32949	DN	14	YA80508	KH	3	YA64217	RJ	2	YB17189	Rado	182
YC30852	Win	156	YA32950	DN	15	YA80509	KH	4	YA64218	RJ	3	YB17190	Rado	183

Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.	Grant no.	Claim	No.
YB17192	Rado	186	YA10305	Ron	6	YA10324	Ron	25	YA79252	Syndicate	55	YA79279	Syndicate	82
YB17193	Rado	187	YA10306	Ron	7	YA10325	Ron	26	YA79253	Syndicate	56	YA79280	Syndicate	83
YA84204	Rex	22	YA10307	Ron	8	YA10326	Ron	27	YA79257	Syndicate	60	YB38768	UELD	1
YA84206	Rex	24	YA10308	Ron	9	YA10327	Ron	28	YA79258	Syndicate	61	YB38769	UELD	2
YA84208	Rex	26	YA10309	Ron	10	YA10328	Ron	29	YA79259	Syndicate	62	YA55285	VI	1
YA84210	Rex	28	YA10310	Ron	11	YA10329	Ron	30	YA79260	Syndicate	63	YA55286	VI	2
YA84212	Rex	30	YA10311	Ron	12	YA10330	Ron	31	YA79263	Syndicate	66	YA55287	VI	3
YA84213	Rex	31	YA10312	Ron	13	YA10331	Ron	32	YA79264	Syndicate	67	YA55288	VI	4
YA84218	Rex	36	YA10313	Ron	14	YA10332	Ron	33	YA79265	Syndicate	68	YA55295	VI	11
YA84219	Rex	37	YA10314	Ron	15	YA10333	Ron	34	YA79266	Syndicate	69	YA55296	VI	12
YA84220	Rex	38	YA10315	Ron	16	YA10334	Ron	35	YA79268	Syndicate	71	YA65523	VI	16
YA84221	Rex	39	YA10316	Ron	17	YA10335	Ron	36	YA79269	Syndicate	72	YA65525	VI	18
YA84222	Rex	40	YA10317	Ron	18	YA10336	Ron	37	YA79270	Syndicate	73	YA65550	VI	43
YA84223	Rex	41	YA10318	Ron	19	YA10337	Ron	38	YA79271	Syndicate	74	YA65551	VI	44
YA10300	Ron	1	YA10319	Ron	20	YA10338	Ron	39	YA79274	Syndicate	77			
YA10301	Ron	2	YA10320	Ron	21	YA10339	Ron	40	YA79275	Syndicate	78			
YA10302	Ron	3	YA10321	Ron	22	YA79245	Syndicate	48	YA79276	Syndicate	79			
YA10303	Ron	4	YA10322	Ron	23	YA79250	Syndicate	53	YA79277	Syndicate	80			
YA10304	Ron	5	YA10323	Ron	24	YA79251	Syndicate	54	YA79278	Syndicate	81			

LONE STAR PROPERTY CROWN GRANTS

Claim name	Lot no.	Acres	Group
Yankee Girl	105	47.18	1052
Esther Edna	106	42.02	1052
New Bonanza	408	43.2	1052
Niobe	409	5.5	1052
Lone Star	410	41.2	1052
Zulu Chief	411	33.4	1052
Victoria	86		1052
Porphyry Lode	104	41.72	1052
Swastika	533		1052
Udas	534		1052
Cato	535		1052
Thistle	536		1052
New Bonanza #2	424	51.5	1052
Argyle	223	43.35	1052

Notes

These claims have been legally surveyed ca. 1901-1937

The grants are registered in the name of Arbor Resources.

The Argyle claim is separate from the others - it lies at the junction of Adams Gulch and Bonanza creek and is overlain by Class A land claim block TH R-20A



KLONDIKE STAR MINERAL CORPORATION

Box 20116, 1031-10 Mile Road

Whitehorse, Yukon Canada Y1A 7A2

Telephone: 867-667-4178 (from overseas) and 1-800-579-7580 (from North America)

Fascimile: 867-667-4179

Email: information@klondikestar.com, Website: www.klondikestar.com

Klondike Star Mineral Corporation is listed on the NASD:OTCBB trading under the symbol "KDSM."